U.S. Securities and Exchange Commission
Washington, D.C. 20549


04048838

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 11-4-04
Current Report on Form 8-K 2004-SP3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 3rd day November 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________
Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By: ______________________
(Name)
(Title)

ABS New Transaction

Computational Materials

$[306,933,000] (approximate)
Mortgage Loan Asset-Backed Certificates,
RAAC Series 2004-SP3

GMAC RFC

RAAC Series 2004-SP3 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about November 4, 2004
	Settlement Date:	On or about November 10, 2004
	First Payment Date:	November 26, 2004
Structure:	Group I (Fixed)	$[143,052,488] senior/subordinate structure
	Group II (ARMs)	$[165,962,789] senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

November 2, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Fred Hubert	(212) 449-5071
Alan Chan	(212) 449-8140
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-0425

Trading

Scott Soltas	(212) 449-3659
Dan Lonski	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Edgar Seah	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE COLLATERAL BALANCES AS OF [OCTOBER 1], 2004 (THE "CUT-OFF DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

RAAC Series 2004-SP3 Trust Structural Summary

November 2, 2004
$[306,933,000] (Approximate - Subject to Revision)

Characteristics of the Certificates [(1), (2), (3)]

Class	Loan Group		Expected Amount ($)	Expected Ratings (S&P/Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call / Maturity	Pmt. Window (mos.) to Call / Maturity	Exp. Maturity to Call / Maturity	Final Scheduled Maturity [(10)]
A-I-1	1	$	59,003,000	AAA / Aaa	Sr Fltr [(4)]	0	Actual/360	1.00 / 1.00	1 - 27 / 1 - 27	01/07 / 01/07	March 2022
A-I-2	1	$	28,020,000	AAA / Aaa	Sr Fxd [(6)]	24	30/360	3.00 / 3.00	27 - 49 / 27 - 49	11/08 / 11/08	November 2027
A-I-3	1	$	37,154,000	AAA / Aaa	Sr Fxd [(5, 6)]	24	30/360	6.89 / 8.02	49 - 111 / 49 - 252	01/14 / 10/25	September 2034
A-I-4	1	$	13,797,000	AAA / Aaa	Sr Fxd – NAS [(6)]	24	30/360	6.63 / 6.73	37 - 111 / 37 - 249	01/14 / 07/25	December 2032
M-I-1	1	$	2,288,000	AA / Aa2	Mez Fxd [(7)]	24	30/360	6.03 / 6.28	37 - 111 / 37 - 142	01/14 / 08/16	September 2034
M-I-2	1	$	1,573,000					*Not Offered Hereby*			
M-I-3	1	$	715,000	BBB / Baa2	Mez Fxd [(7)]	24	30/360	4.37 / 4.37	37 - 77 / 37 - 77	03/11 / 03/11	September 2034
A-II	2	$	156,751,000	AAA / Aaa	Sr Fltr [(5), (8)]	0	Actual/360	2.91 / 3.17	1 - 93 / 1 - 202	07/12 / 08/21	September 2034
M-II-1	2	$	3,485,000	AA / Aa2	Mez Fltr [(5, 9)]	0	Actual /360	5.09 / 5.36	37 - 93 / 37 - 123	07/12 / 01/15	September 2034
M-II-2	2	$	2,489,000					*Not Offered Hereby*			
M-II-3	2	$	1,244,000	BBB / Baa1	Mez Fltr [(5, 9)]	0	Actual /360	4.68 / 4.68	37 - 83 / 37 - 83	09/11 / 09/11	September 2034
M-II-4	2	$	414,000	BBB- / Baa3	Mez Fltr [(5, 9)]	0	Actual /360	4.22 / 4.22	37 - 64 / 37 - 64	02/10 / 02/10	September 2034
Total		$	306,933,000								

Notes:

(1) Class sizes subject to a permitted variance in the aggregate of 10%.
(2) Pricing Prepayment Assumption: Group I Loans: 20% CPR
Group II Loans: 25% CPR
(3) Each Certificate is illustrated as priced to both (i) the 10% optional call and (ii) to maturity.
(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.
(5) If the 10% optional call is not exercised in respect of Group I, the coupon on the Class A-I-3 Certificates will increase by 0.50% per annum, beginning on the second Distribution Date after the first possible optional call date in respect of Group I. If the 10% optional call is not exercised in respect of Group II, the margin on the Class A-II Certificates will double and the margin on the Class M-II Certificates will increase to 1.5x the original margin, in each case beginning on the second Distribution Date after the first possible optional call date in respect of Group II.
(6) The pass-through rates on the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates will be equal to the related fixed rate per annum, and in the case of the Class A-I-3 and Class A-I-4 Certificates, will be subject to the Group I Net WAC Cap.
(7) The pass-through rates on the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum and will be subject to the Group I Net WAC Cap.
(8) The pass-through rate on the Class A-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.
(9) The pass-through rates on the Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.
(10) Calculated based on 0% CPR, no losses, no excess cashflow, no overcollateralization, to maturity and Final Scheduled Maturity on Class A-I-3, Class A-II and the Class M Certificates being one month after the maturity date of the latest maturing loan.

Issuer:	RAAC Series 2004-SP3 Trust.
Certificates:	The Class A-I-1 through Class A-I-4 Certificates (collectively, the "Class A-I Certificates") are backed by first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans"). The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I-1 through Class M-I-3 Certificates (collectively, the "Class M-I Certificates") are backed by the Group I Loans. The Class M-II-1 through Class M-II-4 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II Loans. Class M-I-1 Certificates and Class M-II-1 Certificates (the "Class M-1 Certificates"); Class M-I-2 Certificates and Class M-II-2 Certificates (the "Class M-2 Certificates"); Class M-I-3 Certificates and Class M-II-3 Certificates (the "Class M-3 Certificates"); Class M-II-4 Certificates (the "Class M-4 Certificates"). The Class M-I-2 Certificates and the Class M-II-2 Certificates are not offered hereby.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Co-Managers:	Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").
Subservicer:	Primary servicing will be provided by Bank of America, N.A. with respect to approximately 30.85% of the Group I Loans and 77.76% of the Group II Loans, Cendant Mortgage Corporation with respect to approximately 33.80% of the Group I Loans and 20.23% of the Group II Loans, and Cambridge Mortgage Corporation with respect to 28.28% of the Group I Loans and none of the Group II Loans.
Cut-off Date:	October 1, 2004.
Settlement Date:	On or about November [10], 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on November 26, 2004.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A and Class M-1 Certificates: $25,000 and integral multiples of $1 in excess thereof. For the Class M-2 and Class M-3 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: It is expected that, as of the Settlement Date, the Class A Certificates and Class M Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions.

Legal Investment: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description: Two loan groups: Group I (fixed) and Group II (adjustable).

- Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $143,052,488 as of the Cut-off Date.
- Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $165,962,789 as of the Cut-off Date.

Approximately 56.34% of the Group II Loans provide for an initial interest only period of up to 10 years.

Pricing Prepayment Assumption: Group I – 20% CPR.
Group II – 25% CPR.

Optional Calls: If the aggregate principal balance of the mortgage loans in either Group I or Group II falls below 10% of the original aggregate principal balance thereof (each, an "Optional Call Date"), the Master Servicer may terminate the portion of the trust related to that loan group. The optional calls are independent of each other.

The Principal Investment Activities Program: The mortgage loans included in the trust were acquired and evaluated under Residential Funding's Principal Investment Activities Program ("PIA"). The PIA program, among other types of collateral, targets seasoned assets offered in the secondary market. These loans may be called loans, loans acquired as part of portfolio sales, or may be loans with program exceptions or may be secured by unusual property types. The loans may have document deficiencies or have prior and/or current delinquencies or a combination of one or more of the foregoing.

The PIA program's process for acquiring a loan is intended to determine whether the characteristics of the loan, the borrower and the collateral, taken as a whole, represent an acceptable lending risk. The factors considered may include:

- the mortgage loan's payment terms and characteristics;
- the borrower's credit profile, both current and, if available, at origination;
- an analysis of the mortgagor's ability and willingness to make full and timely repayment;
- the value of the mortgaged property, as evidenced by a broker's price opinion, statistical value or comparison with real estate listings of comparable properties; and
- the quality of the available legal documentation associated with the loan, including certain aspects of compliance with relevant laws.

PIA's due diligence is tailored to address the particular risk profile of each acquisition.

Mortgage loans acquired under the PIA program may have unusual payment terms and characteristics. For example, they may be balloon loans, negative amortization loans, may have some of their payments deferred (documented and undocumented), may provide for simple interest or may adjust based on an uncommon index. The loans may have been modified following a payment delinquency, and as a result the final maturity of the loan may have been extended, or a balloon payment may be required to be paid by the borrower at the maturity of the loan.

The values of mortgaged properties securing loans acquired under the PIA program obtained are generally compared to an estimated value, recent listings of comparable properties, statistical values and/or broker's price opinions.

The PIA program loans may have missing or defective loan documentation. Mortgage notes, intervening assignments and title insurance may not be included in the related mortgage file. Residential Funding Corporation will not be obligated to repurchase any PIA program loan because of such missing or defective documentation unless the omission or defect materially interferes with the servicer's or master servicer's ability to foreclose on the related mortgaged property.

Credit Enhancement:

A. Subordination

Except as described below, if the Class M Certificates remain outstanding, losses on the mortgage loans of a loan group which are not covered by excess cash flow or overcollateralization will be allocated to the class of Class M Certificates of that loan group with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M Certificates of a loan group are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Group I		Group II	
Class	Initial Subordination(1)	Class	Initial Subordination(1)
Class A-I	[3.55]%	Class A-II	[5.55]%
Class M-I-1	[1.95]%	Class M-II-1	[3.45]%
Class M-I-2	[0.85]%	Class M-II-2	[1.95]%
Class M-I-3	[0.35]%	Class M-II-3	[1.20]%
		Class M-II-4	[0.95]%

(1) Includes the initial overcollateralization requirement as described herein.

B. Overcollateralization ("OC")

	Group I	Group II
Initial (% Orig.)	[0.35]%	[0.95]%
Required OC Amount (% Orig.)	[0.35]%	[0.95]%
Stepdown Required OC Amount (% Current)(1)	[0.70]%	[1.90]%
OC Floor (% Orig.)	[0.35]%	0.50%
OC Holiday	None	None

(1) Subject to certain trigger events as specified herein.

C. Excess Cashflow

For either loan group on any Distribution Date, the sum of (a) the excess of the related available distribution amount over the sum of (x) the interest distribution amount for the related classes of Certificates and (y) the related principal remittance amount and (b) any related overcollateralization reduction amounts.



Excess Cashflow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Cross-Collateralization: The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of overcollateralization in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

Interest Distributions: On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or Excess Cashflow) will be paid to the holders of Certificates to the extent of the available distribution amount from the related loan group in the following order of priority:

(1) With respect to Group I, to the Class A-I Certificates, pro rata, and with respect to Group II, to the Class A-II Certificates;

(2) To the related Class M-1 Certificates;

(3) To the related Class M-2 Certificates;

(4) To the related Class M-3 Certificates; and

(5) With respect to Group II, to the Class M-4 Certificates.

Principal Distributions: For each loan group on each Distribution Date, the related Principal Distribution Amount will be distributed as follows:

(1) To the related Class A Certificates, the related Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(2) To the related Class M-1 Certificates, the related Class M-1 Principal Distribution Amount, until the certificate principal balance of the related Class M-1 Certificates is reduced to zero;

(3) To the related Class M-2 Certificates, the related Class M-2 Principal Distribution Amount, until the certificate principal balance of the related Class M-2 Certificates is reduced to zero;

(4) To the related Class M-3 Certificates, the related Class M-3 Principal Distribution Amount, until the certificate principal balance of the related Class M-3 Certificates is reduced to zero; and

(5) With respect to Group II, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero.

Class A Principal Distributions: The Class A Principal Distribution Amount for Group I will be distributed in the following order of priority:

(1) To the Class A-I-4 Certificates, the Class A-I-4 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero;

(2) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(3) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(4) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(5) To the Class A-I-4 Certificates, until the certificate principal balance thereof is reduced to zero.

The Class A Principal Distribution Amount for Group II will be distributed to the Class A-II Certificates until the certificate principal balance thereof is reduced to zero.

Excess Cashflow Distributions: On any Distribution Date, the Excess Cashflow for each loan group will be allocated in the following order of priority:

(1) To pay the holders of the related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that loan group for the preceding calendar month;

(2) To pay the holders of the non-related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that non-related loan group for the preceding calendar month to the extent not covered by Excess Cashflow from that non-related loan group;

(3) To pay the holders of the related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount has been achieved;

(4) To pay the holders of the non-related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount for that non-related loan group has been achieved to the extent not covered by Excess Cashflow from that non-related loan group;

(5) To pay to the holders of the related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by related Eligible Master Servicing Compensation on that Distribution Date;

(6) To pay to the holders of the non-related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation or Excess Cashflow from that non-related loan group on that Distribution Date;

(7) To pay to the holders of the related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon;

(8) To pay to the holders of the non-related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon, to the extent not covered by Excess Cashflow from that non-related loan group;

(9) To pay to the holders of the related Class A Certificates, pro-rata based on the amount of any unpaid Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap

Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable to the extent not covered by the Yield Maintenance Agreement, as applicable;

(10) To pay to the holders of the non-related Class A Certificates, pro-rata based on the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable, in each case to the extent not covered by Excess Cashflow from that non-related loan group and to the extent not covered by the Yield Maintenance Agreement, as applicable;

(11) To pay to the holders of the related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period;

(12) To pay to the holders of the non-related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period to the extent not covered by Excess Cashflow for that non-related loan group;

(13) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(14) To pay to the holders of the non-related Class A Certificates, pro rata, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the principal portion of any realized losses previously allocated thereto that remain unreimbursed to the extent not covered by Excess Cashflow for that non-related loan group; and

(15) To pay to the holder of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Interest Accrual Period:

Class A-I-2, Class A-I-3, Class A-I-4 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap.
- The Class A-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- On each Distribution Date, for the Class A-I-2 Certificates, interest will accrue at a fixed rate equal to its fixed rate coupon.

- On each Distribution Date, for the Class A-I-3, Class A-I-4 and Class M-I Certificates, interest will accrue at a fixed rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap.
- The fixed rate coupon on the Class A-I-3 Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.
- The Class M-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-1 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-1 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-2 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-2 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-3 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-4 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-4 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-4 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.

Group I Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group I Net WAC Cap Shortfall: With respect to each class of Class A-I Certificates and Class M-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, over (ii) accrued certificate interest calculated using the Group I Net WAC Cap.

Group I Net WAC Cap Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-1 Certificates and Class M-1 Certificates is limited to the Group I Net WAC Cap Rate, the resulting Group I Net WAC Cap Shortfall will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group II Basis Risk Shortfall: With respect to each class of Class A-II Certificates and Class M-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II Net WAC Cap did not apply, provided that this rate does not exceed 14.00% per annum over (ii) accrued certificate interest calculated using the Group II Net WAC Cap.

Group II Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates and Class M-II Certificates is limited to the Group II Net WAC Cap Rate, the resulting Group II Basis Risk Shortfall will carry forward with interest thereon (the "Group II Basis Risk Shortfall Carry-Forward Amount").

Yield Maintenance Agreement: The Class A-I-1 Certificates, the Class A-II Certificates and the Class M-II Certificates will have the benefit of a series of payments pursuant to separate yield maintenance agreements (each a "Yield Maintenance Agreement"). With respect to any Distribution Date, payments received under the applicable Yield Maintenance Agreement will be available to pay the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) any related Group I Net WAC Cap Shortfall Carry-Forward Amount (in the case of the Class A-I-1 Certificates) or Group II Basis Risk Shortfall Carry Forward Amount (in the case of the Class A-II Certificates and the Class M-II Certificates).

On each Distribution Date, payments under each Yield Maintenance Agreement will be made on a notional balance (each a "Yield Maintenance Notional Balance") equal to the lesser of (i) the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or Class M-II Certificates (as applicable) and (ii) the amount set forth in the relevant Yield Maintenance Agreement Schedule attached hereto. To the extent that the relevant Yield Maintenance Notional Balance in respect of a Distribution Date exceeds the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) on that Distribution Date (prior to any payments being made on such date), the amount payable under such Yield Maintenance Agreement in respect of such excess will not be available to the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable).

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of approximately:
0.308% for Group I
0.427% for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to either loan group and any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans in that loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount: With respect to Group I and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.35]% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [0.70]% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

With respect to Group II and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.95]% of the aggregate stated principal balance of the Group II Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [1.90]% of the then current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

Trigger Event [1]: A Trigger Event is in effect with respect to a loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [50.00]% of the related Senior Enhancement Percentage in the case of Loan Group I, or [40.00]% of the related Senior Enhancement Percentage in the case of Loan Group II, or (ii) cumulative realized losses on the mortgage loans in that loan group as a percentage of the initial aggregate principal balance of the mortgage loans in that loan group as of the Cut-off Date exceed the following amounts:

[1] Percentages for Delinquency and Cumulative Loss Trigger Events are subject to rating agency confirmation



	Group I	Group II
Months 37-48	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[0.75]%	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Month 61 and thereafter	[0.75]%	[1.00]%

Sixty-Plus Delinquency Percentage: With respect to either loan group and any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans in that loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans in that loan group immediately preceding that Distribution Date.

Senior Enhancement Percentage: For either loan group and on any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans in that loan group after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: With respect to Group I, an amount equal to 0.35% of the aggregate stated principal balance of the mortgage loans of group I as of the Cut-off Date. With respect to Group II, an amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans of loan group II as of the Cut-off Date

Overcollateralization Reduction Amount: For either loan group on any Distribution Date for which the Excess Overcollateralization Amount for that loan group is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that loan group for that Distribution Date and (ii) principal collected on the mortgage loans in that loan group for that Distribution Date.

Excess Overcollateralization Amount: For either loan group on any Distribution Date, the excess, if any, of the Overcollateralization Amount for that loan group over the Required Overcollateralization Amount for that loan group.

Principal Remittance Amount: For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the mortgage loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of related mortgage loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the related mortgage loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding Subsequent Recoveries.

Principal Distribution Amount: For any Distribution Date and each loan group, the lesser of (a) the sum of (i) the excess of (x) the related available distribution amount over (y) the related interest distribution amount and (ii) any non-related Excess Cashflow used to pay principal on the related certificates and (b) the sum of (x) the Principal Remittance Amount for the related Mortgage Loans and (y) the Excess Cashflow to the extent distributable as principal to cover realized losses on the related mortgage loans and to reach the related Required Overcollateralization Amount minus any related Overcollateralization Reduction Amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the related Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class A-I-4 Lockout Distribution Amount: For any Distribution Date, the product of (x) the Class A-I-4 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-4 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-4 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-4 Certificates immediately prior to that Distribution Date.

Class A-I-4 Pro Rata Distribution Amount: For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-4 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-4 Lockout Percentage:

Distribution Dates	Lockout Percentage
November 2004 through and including October 2007	0%
November 2007 through and including October 2009	45%
November 2009 through and including October 2010	80%
November 2010 through and including October 2011	100%
November 2011 and thereafter	300%

Class M-1 Principal Distribution Amount:

With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates and Class M-1 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Subordination Percentage: As to any class of Class A or Class M Certificates, the respective percentage set forth below:

Group I		Group II	
Class	%	Class	%
Class A-I	92.90%	Class A-II	88.90%
Class M-I-1	96.10%	Class M-II-1	93.10%
Class M-I-2	98.30%	Class M-II-2	96.10%
Class M-I-3	99.30%	Class M-II-3	97.60%
		Class M-II-4	98.10%

Stepdown Date: For each group of Certificates, the later to occur of (x) the Distribution Date in November 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the related mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Allocation of Losses: Any realized losses for a loan group will be allocated in the following order of priority:

(1) To Excess Cashflow for that loan group for the related Distribution Date;

(2) To Excess Cashflow for the non-related loan group, to the extent remaining after covering realized losses on the mortgage loans in that non-related loan group for the related Distribution Date;

(3) To the overcollateralization for that related loan group, until reduced to zero (as further described in the prospectus supplement);

(4) After the aggregate certificate principal balance of the Certificates equals the aggregate principal balance of the mortgage loans (as further described in the prospectus supplement) in the following order and priority:

(a) With respect to Loan Group II, to the Class M-4 Certificates, until reduced to zero;

(b) To the related Class M-3 Certificates, until reduced to zero;

(c) To the related Class M-2 Certificates, until reduced to zero; and

(d) To the related Class M-1 Certificates, until reduced to zero;

(5) With respect to Loan Group I, among the Class A-I Certificates, on a pro-rata basis, with respect to Loan Group II, to the Class A-II Certificates.

Prospectus: The Class A and Class M Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Class A and Class M Certificates and the mortgage loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Class A and Class M Certificates may not be consummated unless the purchaser has received the Prospectus.

Total Mortgage Loans by Notional Credit Classification

Category:	Prime	A/Alt A	Insured	A-	Subprime	Total
Percent of Total:	67.82%	13.19%	5.69%	4.79%	8.51%	100.00%
Fixed:	40.80%	43.95%	75.30%	44.56%	75.24%	46.29%
ARM:	59.20%	56.05%	24.70%	55.44%	24.76%	53.71%
Current Balance:	$209,579,098	$40,763,065	$17,591,198	$14,788,361	$26,293,556	$309,015,278
Loan Count:	635	152	140	53	129	1109
Average Balance:	$330,046	$268,178	$125,651	$279,026	$203,826	$278,643
WAM (mos):	332	333	321	324	308	329
WA Age (mos):	9	10	28	11	22	11
WA Orig. Term (mos):	341	343	349	336	330	340
Balloon:	0.01%	0.00%	1.14%	0.00%	0.00%	0.07%
First Lien:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero):	737	665	572	601	582	698
WA Original LTV:	70.83%	71.72%	92.53%	70.17%	71.63%	72.22%
WA Current LTV:	70.00%	70.76%	89.74%	68.92%	69.28%	71.11%
WA Margin (ARMs only):	2.244%	2.245%	2.418%	2.384%	2.457%	2.264%
Owner Occupied:	85.53%	93.70%	94.30%	91.91%	91.84%	87.95%
Purchase:	56.42%	44.39%	80.16%	34.99%	52.28%	54.81%
Equity Refinance:	20.91%	21.68%	8.21%	29.97%	21.60%	20.78%
Rate/Term Refinance:	22.67%	33.93%	11.62%	35.04%	26.12%	24.41%

The above notional credit classifications of the loans has been prepared on the following basis:

Classification	FICO	12 months Mortgage History
Prime	660+	0 x 30
A/Alt A	620+	Max 2 x 30
Insured	Insured balance after first two classifications	
A-	580+	0 x 60
Sub-prime	Balance after first four classifications	

* Characteristics as of the Cut-off Date



Group I Loans

Aggregate Outstanding Principal Balance	$143,052,488
Aggregate Original Principal Balance	$148,061,518
Number of Mortgage Loans	689

	Minimum	Maximum	Average (1)
Original Principal Balance	$13,000	$1,700,000	$214,893
Outstanding Principal Balance	$8,089	$996,778	$207,623
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	60	360	328
Stated remaining Term (mos)	43	358	313
Loan Age (mos)	2	173	16
Current Interest Rate	3.875%	9.500%	6.081%
Original Loan-to-Value (4)(7)	10.00%	105.00%	71.47%
Current Loan-to-Value (5)(7)	8.00%	103.00%	69.67%
Credit Score (6)	411	818	694

	Earliest	Latest	
Maturity Date	May 1, 2008	August 1, 2034	
	Number of Loans	**Principal Balance**	**% of Principal Balance**
Fully Amortizing	687	$142,838,561	99.85%
Balloon	2	$213,927	0.15%
Interest Only	0	$0	0.00%
Loans with Pledged Assets	2	$208,172	0.15%
Cooperatives	14	$1,868,909	1.31%
Condotels	0	$0	0.00%
Modified Loans	63	$14,233,117	9.95%
Loans with DTI Greater Than 60%	8.69%		
Delinquency Status (OTS Basis)	***% of Principal Balance***		
Current	100.00%		
30-59 days	0.00%		

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Adjustable Rate Mortgage Loans only.

(4) In the above Summary Table and the following Group I mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(5) In the above Summary Table and the following Group I mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(6) Minimum and Weighting only for loans with scores.

(7) With respect to each of the Group I Loans indicated in the above summary table or in the following Group I tables as having either an original or a current loan-to value greater than 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.



Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	34	$4,669,277	3.26%	$137,332	82.16%
500 to 519	13	1,340,285	0.94	103,099	92.15
520 to 539	22	2,892,256	2.02	131,466	75.05
540 to 559	23	4,134,095	2.89	179,743	73.91
560 to 579	38	5,325,900	3.72	140,155	78.63
580 to 599	39	6,952,674	4.86	178,274	81.43
600 to 619	39	6,332,834	4.43	162,380	77.09
620 to 639	43	6,820,234	4.77	158,610	76.87
640 to 659	41	6,133,722	4.29	149,603	68.50
660 to 679	57	9,932,598	6.94	174,256	75.08
680 to 699	47	10,344,836	7.23	220,103	77.19
700 to 719	42	10,311,149	7.21	245,504	69.90
720 to 739	46	13,657,030	9.55	296,892	67.31
740 to 759	48	10,029,008	7.01	208,938	72.50
760 or greater	152	43,754,416	30.59	287,858	64.77
Subtotal:	684	$142,630,313	99.70%	$208,524	71.46%
Not Available	5	422,175	0.30	84,435	74.93
Total:	689	$143,052,488	100.00%	$207,623	71.47%

*For substantially all of the Group I Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group I Loans will be approximately 694.



Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	5	$86,095	0.06%	$17,219	639	81.75%
$25,001 to $50,000	51	1,926,168	1.35	37,768	625	77.49
$50,001 to $100,000	178	13,128,037	9.18	73,753	636	85.15
$100,001 to $200,000	203	28,578,189	19.98	140,779	676	79.34
$200,001 to $300,000	86	21,113,373	14.76	245,504	684	75.38
$300,001 to $400,000	69	23,881,485	16.69	346,108	703	69.54
$400,001 to $500,000	52	22,584,739	15.79	434,322	707	70.58
$500,001 to $600,000	13	6,952,502	4.86	534,808	745	65.62
$600,001 to $700,000	12	7,549,932	5.28	629,161	716	61.55
$700,001 to $800,000	7	5,291,859	3.70	755,980	720	60.30
$800,001 to $900,000	4	3,161,769	2.21	790,442	629	47.39
$900,001 to $1,000,000	7	6,833,311	4.78	976,187	779	51.85
$1,000,001 to $1,100,000	1	988,273	0.69	988,273	722	41.00
$1,600,001 to $1,700,000	1	976,755	0.68	976,755	697	53.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Current Mortgage Loan Principal Balances of the Group I Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	8	$136,616	0.10%	$17,077	678	69.61%
$25,001 to $50,000	57	2,188,029	1.53	38,386	626	77.23
$50,001 to $100,000	177	13,446,726	9.4	75,970	637	84.96
$100,001 to $200,000	199	28,736,494	20.09	144,404	677	79.56
$200,001 to $300,000	85	21,171,362	14.8	249,075	682	75.01
$300,001 to $400,000	75	26,292,980	18.38	350,573	701	68.97
$400,001 to $500,000	43	19,325,879	13.51	449,439	712	71.36
$500,001 to $600,000	14	7,515,497	5.25	536,821	733	66.10
$600,001 to $700,000	13	8,377,346	5.86	644,411	725	59.27
$700,001 to $800,000	6	4,595,928	3.21	765,988	708	57.32
$800,001 to $900,000	3	2,467,291	1.72	822,430	626	53.97
$900,001 to $1,000,000	9	8,798,339	6.15	977,593	764	50.76
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Mortgage Rates of the Group I Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	2	$381,910	0.27%	$190,955	626	90.99%
4.0000 to 4.4999	6	1,066,229	0.75	177,705	670	92.08
4.5000 to 4.9999	27	5,442,133	3.80	201,560	735	54.82
5.0000 to 5.4999	64	11,581,258	8.10	180,957	723	61.10
5.5000 to 5.9999	184	52,561,361	36.74	285,660	712	66.28
6.0000 to 6.4999	179	40,066,095	28.01	223,833	720	75.11
6.5000 to 6.9999	61	9,947,873	6.95	163,080	661	76.32
7.0000 to 7.4999	94	14,761,529	10.32	157,038	598	81.98
7.5000 to 7.9999	38	4,312,990	3.01	113,500	590	83.51
8.0000 to 8.4999	23	1,978,999	1.38	86,043	598	89.80
8.5000 to 8.9999	8	717,092	0.50	89,637	556	90.49
9.0000 to 9.4999	1	43,405	0.03	43,405	663	40.00
9.5000 to 9.9999	2	191,613	0.13	95,806	576	94.58
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

* As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 6.0812% per annum.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	7	$1,189,219	0.83%	$169,888	649	92.18%
4.0000 to 4.4999	13	2,946,541	2.06	226,657	731	62.63
4.5000 to 4.9999	62	12,252,258	8.56	197,617	730	57.59
5.0000 to 5.4999	145	41,446,993	28.97	285,841	727	64.76
5.5000 to 5.9999	200	48,650,112	34.01	243,251	707	72.94
6.0000 to 6.4999	80	12,132,494	8.48	151,656	674	79.06
6.5000 to 6.9999	84	12,822,147	8.96	152,645	606	81.25
7.0000 to 7.4999	57	8,020,842	5.61	140,717	592	84.54
7.5000 to 7.9999	26	2,386,032	1.67	91,770	593	85.64
8.0000 to 8.4999	10	866,722	0.61	86,672	569	92.86
8.5000 to 8.9999	3	147,515	0.10	49,172	598	67.81
9.0000 to 9.4999	2	191,613	0.13	95,806	576	94.58
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 5.7733% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	92	$23,473,208	16.41%	$255,144	714
50.01 to 55.00	21	6,572,738	4.59	312,988	677
55.01 to 60.00	25	6,069,422	4.24	242,777	744
60.01 to 65.00	30	10,787,306	7.54	359,577	716
65.01 to 70.00	45	13,008,125	9.09	289,069	718
70.01 to 75.00	46	11,420,495	7.98	248,272	702
75.01 to 80.00	137	36,452,888	25.48	266,079	711
80.01 to 85.00	21	3,072,687	2.15	146,318	692
85.01 to 90.00	51	7,599,013	5.31	149,000	642
90.01 to 95.00	58	7,823,304	5.47	134,885	626
95.01 to 100.00	146	15,218,481	10.64	104,236	631
100.01 to 105.00	17	1,554,822	1.09	91,460	644
Total:	689	$143,052,488	100.00%	$207,623	694

* The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 71.47%.

Current Loan-to-Value Ratios of the Group I Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	%of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	105	$25,664,818	17.94%	$244,427	717
50.01 to 55.00	22	6,222,651	4.35	282,848	664
55.01 to 60.00	28	8,390,202	5.87	299,650	742
60.01 to 65.00	34	10,357,478	7.24	304,632	702
65.01 to 70.00	45	13,361,579	9.34	296,924	708
70.01 to 75.00	55	13,249,947	9.26	240,908	710
75.01 to 80.00	117	31,610,839	22.10	270,178	711
80.01 to 85.00	32	4,727,767	3.30	147,743	650
85.01 to 90.00	55	7,991,070	5.59	145,292	646
90.01 to 95.00	77	8,898,112	6.22	115,560	616
95.01 to 100.00	114	12,026,476	8.41	105,495	643
100.01 to 105.00	5	551,549	0.39	110,310	689
Total:	689	$143,052,488	100.00%	$207,623	694

* The weighted average current loan-to-value ratio of the Group I Loans will be approximately 69.67%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Massachusetts	83	$41,377,393	28.92%	$498,523	757	66.30%
California	82	24,452,825	17.09	298,205	687	59.77
New York	65	9,989,171	6.98	153,680	680	66.81
Florida	47	7,140,271	4.99	151,921	666	67.71
New Jersey	38	6,805,587	4.76	179,094	657	81.55
Texas	42	5,754,779	4.02	137,019	672	82.15
Pennsylvania	40	3,779,060	2.64	94,476	647	88.82
North Carolina	17	3,536,104	2.47	208,006	672	76.35
Arizona	20	3,427,648	2.40	171,382	688	83.20
Maryland	13	3,218,265	2.25	247,559	649	72.74
Other	242	33,571,386	23.47	138,725	654	80.90
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 3.1% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	396	$70,078,890	48.99%	$176,967	684	81.95%
Rate/Term Refinance	152	42,782,401	29.91	281,463	699	59.89
Equity Refinance	141	30,191,197	21.10	214,122	708	63.56
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	599	$125,153,391	87.49%	$208,937	688	72.83%
Second/Vacation	23	7,240,795	5.06	314,817	758	54.96
Non-Owner Occupied	67	10,658,302	7.45	159,079	714	66.70
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	473	$100,713,456	70.40%	$212,925	688	70.40%
Two- to four- family units	59	13,522,453	9.45	229,194	721	71.47
Planned Unit Developments (detached)	46	11,085,094	7.75	240,980	692	73.00
Condo Low-Rise (less than 5 stories)	50	10,318,661	7.21	206,373	714	75.14
Co-op	14	1,868,909	1.31	133,493	735	68.51
Townhouse	10	1,548,532	1.08	154,853	696	77.45
Manufactured Home	19	1,392,962	0.97	73,314	643	91.39
Planned Unit Developments (attached)	12	1,293,125	0.90	107,760	704	79.24
Condo High-Rise (9 stories or more)	3	844,664	0.59	281,555	692	80.00
Condo Mid-Rise (5 to 8 stories)	3	464,632	0.32	154,877	791	80.37
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	375	$82,686,160	57.80%	$220,496	711	68.82%
13 - 24	185	39,559,430	27.65	213,835	701	72.69
25 - 36	43	8,491,995	5.94	197,488	623	75.14
37 - 48	26	5,375,539	3.76	206,751	602	80.04
49 - 60	10	955,072	0.67	95,507	593	90.90
61 - 72	24	4,403,567	3.08	183,482	582	83.35
73 - 84	8	643,267	0.45	80,408	622	87.58
85 - 96	4	169,693	0.12	42,423	565	92.49
97 - 108	2	108,884	0.08	54,442	640	83.66
109 - 120	1	25,795	0.02	25,795	786	90.00
121 - 132	3	129,842	0.09	43,281	716	92.61
133 - 144	6	368,915	0.26	61,486	681	82.05
145 - 156	1	43,405	0.03	43,405	663	40.00
169 - 180	1	90,924	0.06	90,924	623	93.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

* As of the Cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 16 months.

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	541	$118,749,568	83.01%	$219,500	690	71.66%
Reduced Documentation	148	24,302,920	16.99	164,209	709	70.57
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Notional Credit Classification of the Group I Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime	342	$85,517,466	59.78%	$250,051	747	68.04%
Alt A	91	17,914,652	12.52	196,864	679	71.12
Insured	120	13,246,707	9.26	110,389	576	93.42
A-	31	6,589,234	4.61	212,556	598	70.80
Subprime	105	19,784,429	13.83	188,423	586	72.17
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Group II Loans

Aggregate Outstanding Principal Balance	$165,962,789	
Aggregate Original Principal Balance	$168,018,910	
Number of Group II Loans	420	

	Minimum	Maximum	Average [1]
Original Principal Balance	$10,573	$2,337,500	$400,045
Outstanding Principal Balance	$9,828	$2,332,387	$395,149
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	120	360	351
Stated remaining Term (mos)	113	358	343
Loan Age (mos)	2	245	7
Current Interest Rate	2.625%	11.250%	4.841%
Initial Interest Rate Cap [3]	1.000%	8.250%	4.606%
Periodic Rate Cap [3]	1.000%	2.000%	1.882%
Gross Margin [3]	0.000%	7.625%	2.264%
Maximum Mortgage Rate [3]	5.000%	17.250%	10.366%
Minimum Mortgage Rate [3]	0.000%	11.250%	2.277%
Months to Roll [3]	1	118	48
Original Loan-to-Value [4] [7]	15.00%	100.00%	72.86%
Current Loan-to-Value [5] [7]	7.00%	100.00%	72.36%
Credit Score [6]	458	827	702

	Earliest	Latest	
Maturity Date	March 1, 2014	August 1, 2034	
	Number of Loans	**Principal Balance**	**% of Principal Balance**
Fully Amortizing	223	$72,459,106	43.66%
Interest-Only	197	$93,503,683	56.34%
Loans with Pledged Assets	6	$1,431,955	0.86%
Cooperatives	7	$932,395	0.56%
Condotels	1	$343,454	0.21%
Modified Loans	8	$2,281,844	1.37%
	% of Principal Balance		
Loans with DTI Greater Than 60%	7.72%		
Delinquency Status (OTS Basis)	**% of Principal Balance**		
Current	100.00%		
30-59 days	0.00%		

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) In the above Summary Table and the following Group II mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(5) In the above Summary Table and the following Group II mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(6) Minimum and Weighting only for loans with scores.
(7) With respect to each of the Group II Loans indicated in the above summary table or in the following Group II tables as having an original or a current loan-to value ratio equal to 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	6	$1,443,447	0.87%	$240,574	81.61%
500 to 519	3	757,816	0.46	252,605	83.54
520 to 539	6	1,070,114	0.64	178,352	87.94
540 to 559	7	1,862,899	1.12	266,128	75.38
560 to 579	5	2,098,223	1.26	419,645	66.95
580 to 599	12	4,064,906	2.45	338,742	74.98
600 to 619	20	6,587,297	3.97	329,365	73.58
620 to 639	22	8,252,709	4.97	375,123	72.90
640 to 659	31	11,739,384	7.07	378,690	71.00
660 to 679	36	14,543,029	8.76	403,973	75.11
680 to 699	57	22,973,455	13.84	403,043	72.21
700 to 719	42	21,075,478	12.70	501,797	74.04
720 to 739	36	16,258,250	9.80	451,618	73.93
740 to 759	46	16,272,080	9.80	353,741	75.25
760 or greater	91	36,963,704	22.27	406,195	69.63
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**72.86%**

*For substantially all of the Group II Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group II Loans will be approximately 702.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	7	298,919	0.18	42,703	703	75.52
$50,001 to $100,000	31	2,256,744	1.36	72,798	681	74.00
$100,001 to $200,000	104	14,927,618	8.99	143,535	697	76.60
$200,001 to $300,000	53	12,769,902	7.69	240,942	703	76.44
$300,001 to $400,000	65	22,811,624	13.75	350,948	679	75.88
$400,001 to $500,000	50	22,133,294	13.34	442,666	691	73.65
$500,001 to $600,000	28	15,274,627	9.20	545,522	687	72.63
$600,001 to $700,000	20	12,878,381	7.76	643,919	707	75.70
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.20	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Current Mortgage Loan Principal Balances of the Group II Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	9	357,702	0.22	39,745	716	73.53
$50,001 to $100,000	32	2,345,630	1.41	73,301	685	71.81
$100,001 to $200,000	104	15,118,602	9.11	145,371	696	77.02
$200,001 to $300,000	52	12,847,811	7.74	247,073	705	76.53
$300,001 to $400,000	65	22,897,493	13.8	352,269	679	75.89
$400,001 to $500,000	49	22,014,865	13.26	449,283	691	73.62
$500,001 to $600,000	28	15,417,634	9.29	550,630	689	72.32
$600,001 to $700,000	19	12,351,374	7.44	650,072	703	75.98
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.2	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%



Mortgage Rates of the Group II Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.5000 to 2.9999	1	$186,297	0.11%	$186,297	652	80.00%
3.0000 to 3.4999	25	14,751,578	8.89	590,063	719	69.47
3.5000 to 3.9999	30	11,464,875	6.91	382,162	711	68.43
4.0000 to 4.4999	63	22,784,459	13.73	361,658	713	74.64
4.5000 to 4.9999	107	43,161,075	26.01	403,375	703	71.85
5.0000 to 5.4999	94	32,849,586	19.79	349,464	698	74.89
5.5000 to 5.9999	60	26,248,075	15.82	437,468	696	72.55
6.0000 to 6.4999	19	7,586,289	4.57	399,278	707	75.76
6.5000 to 6.9999	12	5,625,550	3.39	468,796	681	77.03
7.0000 to 7.4999	2	465,524	0.28	232,762	565	79.60
7.5000 to 7.9999	1	123,555	0.07	123,555	652	67.00
8.0000 to 8.4999	1	387,963	0.23	387,963	481	74.00
8.5000 to 8.9999	2	129,400	0.08	64,700	709	64.42
9.5000 to 9.9999	2	140,850	0.08	70,425	625	56.38
11.0000 to 11.4999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average mortgage rate of the Group II Loans will be approximately 4.8413% per annum.

Net Mortgage Rates of the Group II Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.0000 to 2.4999	1	$186,297	0.11%	$186,297	652	80.00%
2.5000 to 2.9999	25	14,751,578	8.89	590,063	719	69.47
3.0000 to 3.4999	29	11,149,401	6.72	384,462	712	68.35
3.5000 to 3.9999	64	23,099,933	13.92	360,936	712	74.59
4.0000 to 4.4999	106	42,910,366	25.86	404,815	702	71.91
4.5000 to 4.9999	93	32,927,014	19.84	354,054	699	74.83
5.0000 to 5.4999	62	26,703,162	16.09	430,696	696	72.19
5.5000 to 5.9999	19	7,304,483	4.40	384,446	709	77.04
6.0000 to 6.4999	12	5,625,550	3.39	468,796	681	77.03
6.5000 to 6.9999	2	465,524	0.28	232,762	565	79.60
7.0000 to 7.4999	1	123,555	0.07	123,555	652	67.00
7.5000 to 7.9999	1	387,963	0.23	387,963	481	74.00
8.0000 to 8.4999	2	129,400	0.08	64,700	709	64.42
9.0000 to 9.4999	2	140,850	0.08	70,425	625	56.38
10.5000 to 10.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group II Loans will approximately 4.4143% per annum.

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	32	$8,050,538	4.85%	$251,579	728
50.01 to 55.00	16	6,646,586	4.00	415,412	673
55.01 to 60.00	20	13,425,669	8.09	671,283	712
60.01 to 65.00	18	11,767,224	7.09	653,735	713
65.01 to 70.00	44	20,762,453	12.51	471,874	710
70.01 to 75.00	42	17,785,287	10.72	423,459	681
75.01 to 80.00	167	70,036,600	42.20	419,381	713
80.01 to 85.00	12	4,986,707	3.00	415,559	647
85.01 to 90.00	25	5,012,061	3.02	200,482	652
90.01 to 95.00	22	4,130,408	2.49	187,746	664
95.01 to 100.00	22	3,359,257	2.02	152,694	669
Total:	420	$165,962,789	100.00%	$395,149	702

* The weighted average loan-to-value ratio at origination of the Group II Loans will be approximately will be approximately 72.86%.

Current Loan-to-Value Ratios of the Group II Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	36	$8,404,705	5.06%	$233,464	730
50.01 to 55.00	17	7,564,186	4.56	444,952	673
55.01 to 60.00	22	13,342,982	8.04	606,499	719
60.01 to 65.00	21	13,423,070	8.09	639,194	717
65.01 to 70.00	42	19,343,694	11.66	460,564	702
70.01 to 75.00	41	17,459,023	10.52	425,830	682
75.01 to 80.00	162	69,304,583	41.76	427,806	713
80.01 to 85.00	13	4,973,389	3.00	382,568	646
85.01 to 90.00	23	4,776,720	2.88	207,683	661
90.01 to 95.00	24	4,278,788	2.58	178,283	655
95.01 to 100.00	19	3,091,651	1.86	162,718	679
Total:	420	$165,962,789	100.00%	$395,149	702

* The weighted average current loan-to-value ratio of the Group II Loans will be approximately 72.36%.

Geographic Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	136	$72,732,359	43.82%	$534,797	707	71.46%
Florida	43	17,682,782	10.65	411,227	701	72.68
Virginia	12	6,730,683	4.06	560,890	709	73.50
Nevada	15	6,088,082	3.67	405,872	664	76.31
Illinois	16	5,460,644	3.29	341,290	700	75.98
North Carolina	9	5,180,131	3.12	575,570	731	69.62
Colorado	11	4,586,092	2.76	416,917	688	67.08
Georgia	20	4,437,446	2.67	221,872	680	76.23
Maryland	9	4,143,663	2.50	460,407	687	73.99
New York	16	3,729,843	2.25	233,115	680	72.28
Massachusetts	8	3,447,807	2.08	430,976	735	74.47
Other	125	31,743,257	19.13	253,946	701	75.50
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 1.7% the Group II Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	260	$99,282,893	59.82%	$381,857	706	78.18%
Rate/Term Refinance	77	32,652,004	19.67	424,052	691	63.79
Equity Refinance	83	34,027,893	20.50	409,975	702	66.06
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	358	$146,629,159	88.35%	$409,579	701	72.90%
Second/Vacation	20	9,764,147	5.88	488,207	710	69.26
Non-Owner Occupied	42	9,569,484	5.77	227,845	716	75.92
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	230	$95,421,429	57.50%	$414,876	705	72.52%
Planned Unit Developments (detached)	76	40,767,601	24.56	536,416	691	73.00
Condo Low-Rise (less than 5 stories)	66	19,502,703	11.75	295,496	716	72.80
Two- to four- family units	17	5,015,987	3.02	295,058	672	74.41
Condo Mid-Rise (5 to 8 stories)	5	1,132,945	0.68	226,589	731	74.56
Townhouse	4	937,855	0.57	234,464	731	77.35
Co-op	7	932,395	0.56	133,199	756	75.79
Planned Unit Developments (attached)	4	730,956	0.44	182,739	666	81.72
Condo High-Rise (9 stories or more)	3	615,914	0.37	205,305	724	75.78
Manufactured Home	7	561,550	0.34	80,221	703	93.40
Condotel	1	343,454	0.21	343,454	651	50.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	342	$147,596,463	88.93%	$431,569	704	73.04%
13 - 24	50	12,621,598	7.61	252,432	712	69.56
25 - 36	8	1,773,695	1.07	221,712	608	80.78
37 - 48	10	3,071,352	1.85	307,135	647	72.56
49 - 60	2	231,607	0.14	115,804	570	77.73
61 - 72	1	100,232	0.06	100,232	827	70.00
73 - 84	2	125,808	0.08	62,904	782	59.30
85 - 96	2	246,515	0.15	123,258	583	90.00
97 - 108	1	30,000	0.02	30,000	734	47.00
157 - 168	1	57,197	0.03	57,197	801	70.00
181 or greater	1	108,323	0.07	108,323	817	80.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

* As of the Cut-off Date, the weighted average seasoning of the Group II Loans will be approximately 7 months.

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	315	$124,666,287	75.12%	$395,766	694	72.95%
Reduced Documentation	105	41,296,503	24.88	393,300	727	72.61
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

Notional Credit Classification of the Group II Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime (non-IO)	144	$49,913,613	30.08%	$346,622	725	73.75%
Prime (IO)	149	74,148,019	44.68	497,638	733	72.09
Alt A (non-IO)	31	9,391,641	5.66	302,956	659	77.82
Alt A (IO)	30	13,456,772	8.11	448,559	650	68.26
Insured (non-IO)	16	2,963,300	1.79	185,206	542	90.74
Insured (IO)	4	1,381,192	0.83	345,298	598	87.78
A- (non-IO)	17	5,638,115	3.40	331,654	609	72.08
A- (IO)	5	2,561,012	1.54	512,202	589	64.36
Subprime (non-IO)	15	4,552,437	2.74	303,496	562	70.93
Subprime (IO)	9	1,956,689	1.18	217,410	588	67.78
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

Original Interest-Only Terms of the Group II Loans
(Excludes Non Interest-Only Loans)

Original Interest-Only Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24	1	$187,880	0.20%	$187,880	690	80.00%
36	7	1,756,375	1.88	250,911	748	78.45
60	121	63,234,311	67.63	522,598	705	73.55
84	17	5,515,285	5.90	324,429	749	63.77
120	51	22,809,832	24.39	447,252	721	66.94
Total:	197	$93,503,683	100.00%	$474,638	712	71.47%

As of the cut-off Date, the weighted average original interest-only term of the Group II Loans will be approximately 76 months.

Index Types of the Group II Loans

Index Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 Year LIBOR	242	$117,094,341	70.55%	$483,861	700	73.41%
6 Month LIBOR	100	32,834,335	19.78	328,343	721	70.59
1 Year Treasury	71	12,820,754	7.73	180,574	679	77.03
1 Month LIBOR	4	2,925,830	1.76	731,457	702	60.49
3 Year Treasury	1	141,449	0.09	141,449	782	63.00
Prime Rate	1	88,885	0.05	88,885	781	16.00
6 Month CD	1	57,197	0.03	57,197	801	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.0000 to 5.9999	2	$501,134	0.30%	$250,567	642	91.85%
8.0000 to 8.9999	14	4,742,125	2.86	338,723	710	68.33
9.0000 to 9.9999	145	60,438,644	36.42	416,818	707	72.71
10.0000 to 10.9999	165	62,026,213	37.37	375,916	699	74.00
11.0000 to 11.9999	37	15,249,082	9.19	412,137	699	76.98
12.0000 to 12.9999	41	20,392,757	12.29	497,384	706	67.29
13.0000 to 13.9999	9	1,788,585	1.08	198,732	716	75.42
14.0000 to 14.9999	3	517,363	0.31	172,454	538	71.60
15.0000 to 15.9999	3	249,173	0.15	83,058	708	66.65
17.0000 to 17.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average maximum mortgage rate of the Group II Loans will be approximately 10.3661% per annum.

Next Interest Rate Adjustment Dates of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
November 2004	12	$7,137,332	4.30%	$594,778	710	68.20%
December 2004	7	3,687,254	2.22	526,751	720	70.63
January 2005	9	6,588,109	3.97	732,012	713	64.74
February 2005	6	894,024	0.54	149,004	697	75.12
March 2005	2	295,314	0.18	147,657	722	47.47
April 2005	9	2,045,453	1.23	227,273	720	66.35
May 2005	2	415,279	0.25	207,639	620	90.00
June 2005	2	156,777	0.09	78,389	745	86.18
July 2005	5	431,514	0.26	86,303	643	84.32
August 2005	1	100,232	0.06	100,232	827	70.00
October 2005	5	780,726	0.47	156,145	636	97.59
January 2006	1	77,064	0.05	77,064	650	60.00
February 2006	1	396,316	0.24	396,316	674	73.00
April 2006	2	764,766	0.46	382,383	662	66.53
May 2006	1	278,590	0.17	278,590	720	80.00
June 2006	2	555,653	0.33	277,827	577	83.31
July 2006	1	524,517	0.32	524,517	573	46.00
August 2006	2	682,236	0.41	341,118	654	80.00
October 2006	2	559,873	0.34	279,937	700	64.87
November 2006	6	1,459,769	0.88	243,295	664	77.82
December 2006	5	1,151,210	0.69	230,242	690	78.12
January 2007	1	477,450	0.29	477,450	753	70.00
March 2007	3	588,319	0.35	196,106	688	66.32
April 2007	3	1,187,605	0.72	395,868	676	67.79
May 2007	8	3,339,057	2.01	417,382	713	74.69
June 2007	7	3,258,811	1.96	465,544	720	84.84
July 2007	2	545,812	0.33	272,906	643	78.60
August 2007	1	161,076	0.10	161,076	675	95.00
September 2007	1	288,968	0.17	288,968	504	90.00
November 2007	1	438,469	0.26	438,469	770	59.00
January 2008	1	324,599	0.20	324,599	531	90.00
February 2008	1	118,429	0.07	118,429	689	80.00
May 2008	1	166,334	0.10	166,334	606	76.00
June 2008	2	490,092	0.30	245,046	732	80.00
July 2008	2	469,705	0.28	234,852	688	76.49
September 2008	3	762,016	0.46	254,005	741	63.75
November 2008	3	997,395	0.60	332,465	710	80.91
December 2008	2	770,997	0.46	385,499	640	59.31
January 2009	6	2,220,529	1.34	370,088	659	75.43
February 2009	18	6,995,241	4.21	388,624	681	78.11

Next Interest Rate Adjustment Dates of the Group II Loans (continued)

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
March 2009	14	6,193,976	3.73	442,427	685	75.50
April 2009	25	9,214,640	5.55	368,586	674	74.96
May 2009	63	26,373,007	15.89	418,619	697	71.60
June 2009	58	31,136,533	18.76	536,837	716	73.55
July 2009	23	14,489,654	8.73	629,985	706	74.00
August 2009	14	6,912,060	4.16	493,719	736	71.62
December 2009	1	239,954	0.14	239,954	458	83.00
February 2010	1	123,555	0.07	123,555	652	67.00
March 2010	2	374,614	0.23	187,307	725	65.91
April 2010	1	145,261	0.09	145,261	753	80.00
May 2010	1	314,407	0.19	314,407	694	69.00
June 2010	5	1,215,036	0.73	243,007	708	72.25
July 2010	4	1,213,688	0.73	303,422	741	76.92
August 2010	3	982,041	0.59	327,347	705	58.48
September 2010	4	2,289,393	1.38	572,348	717	68.41
October 2010	5	1,670,294	1.01	334,059	721	68.89
November 2010	2	193,912	0.12	96,956	703	83.96
December 2010	4	382,019	0.23	95,505	604	86.97
April 2011	7	1,779,942	1.07	254,277	700	67.37
May 2011	3	453,121	0.27	151,040	632	79.56
June 2011	5	1,304,114	0.79	260,823	733	78.09
July 2011	3	1,004,705	0.61	334,902	779	70.37
August 2011	3	452,961	0.27	150,987	715	84.27
February 2013	1	293,500	0.18	293,500	800	48.00
June 2013	1	64,795	0.04	64,795	698	52.00
July 2013	1	78,319	0.05	78,319	806	15.00
August 2013	1	260,000	0.16	260,000	785	80.00
September 2013	1	182,538	0.11	182,538	778	80.00
October 2013	3	1,265,352	0.76	421,784	713	72.16
November 2013	1	123,500	0.07	123,500	824	25.00
December 2013	4	684,582	0.41	171,145	667	71.29
February 2014	1	144,975	0.09	144,975	805	50.00
March 2014	1	109,780	0.07	109,780	678	75.00
April 2014	2	308,361	0.19	154,181	719	71.84
June 2014	1	696,291	0.42	696,291	789	79.00
July 2014	1	259,000	0.16	259,000	800	56.00
August 2014	1	450,000	0.27	450,000	703	77.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

* As of the Cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Mortgage Loans will be approximately 48 months.

Note Margins of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0.000 to 0.499	2	$137,339	0.08%	$68,670	712	45.64%
1.000 to 1.499	1	917,600	0.55	917,600	679	56.00
1.500 to 1.999	20	10,811,255	6.51	540,563	726	68.22
2.000 to 2.499	316	136,735,826	82.39	432,708	704	73.23
2.500 to 2.999	71	15,312,439	9.23	215,668	683	73.38
4.000 to 4.499	1	247,287	0.15	247,287	681	98.00
5.000 to 5.499	4	1,284,097	0.77	321,024	685	77.84
5.500 to 5.999	3	382,168	0.23	127,389	603	71.55
6.500 to 6.999	1	77,064	0.05	77,064	650	60.00
7.500 to 7.999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average note margin of the Group II Loans will be approximately 2.2636% per annum.

Sensitivity Analysis						
			To 10% Call			
% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	25.39	13.46	9.44	6.89	5.22	4.12
Window (# months)	43	89	78	63	52	44
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-I-4						
Avg. Life (yrs)	12.57	7.99	7.19	6.63	6.08	5.37
Window (# months)	282	158	107	75	53	36
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-II						
Avg. Life (yrs)	18.06	5.79	3.95	2.91	2.24	1.78
Window (# months)	328	176	124	93	72	58
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09
Class M-I-1						
Avg. Life (yrs)	23.23	10.86	7.86	6.03	4.89	4.19
Window (# months)	108	130	98	75	53	37
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.28	9.85	6.78	5.09	4.18	3.71
Window (# months)	93	118	86	57	35	20
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09
Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08

Sensitivity Analysis						
			To Maturity			
% of Pricing Speed Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	25.70	15.00	10.85	8.02	6.08	4.65
Window (# months)	64	221	232	204	171	144
Maturity (month-yr)	Jan33	Dec31	Jul29	Oct25	Feb22	Mar19
Class A-I-4						
Avg. Life (yrs)	12.57	8.01	7.24	6.73	6.38	6.14
Window (# months)	301	288	259	213	170	134
Maturity (month-yr)	Nov32	Oct31	May29	Jul25	Dec21	Jan19
Class A-II						
Avg. Life (yrs)	18.15	6.18	4.27	3.17	2.45	1.95
Window (# months)	354	313	256	202	161	131
Maturity (month-yr)	Apr34	Nov30	Feb26	Aug21	Mar18	Sep15
Class M-I-1						
Avg. Life (yrs)	23.32	11.26	8.16	6.28	5.10	4.37
Window (# months)	119	177	137	106	79	59
Maturity (month-yr)	Mar32	Nov24	Dec19	Aug16	May14	Sep12
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.41	10.30	7.13	5.36	4.41	3.89
Window (# months)	106	166	124	87	60	40
Maturity (month-yr)	Mar33	Jun23	Apr18	Jan15	Nov12	Apr11
Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08

Net WAC Rate related to the Class A-I-1 Certificates

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
20% CPR; Act/360, no losses)

To 10% Call

Month	*Static (%)*	*Shock (%)(2)*
1	11.547	11.547
2	5.774	9.500
3	5.588	9.500
4	5.588	9.500
5	6.187	9.500
6	5.588	9.500
7	5.775	9.500
8	5.589	9.500
9	5.776	9.500
10	5.590	9.500
11	5.590	9.500
12	5.776	9.500
13	5.590	9.500
14	5.777	9.500
15	5.591	9.500
16	5.591	9.500
17	6.190	9.500
18	5.592	9.500
19	5.778	9.500
20	5.592	9.500
21	5.779	9.500
22	5.593	9.500
23	5.593	9.500
24	5.780	9.500
25	5.594	9.500
26	5.780	9.500
27	5.594	9.500
28	NA	NA

(1) 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Rate related to the Class A-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

To 10% Call

Month	*Static (%)*	*Shock (%)(2)*	Month	*Static (%)*	*Shock (%)(2)*
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

(1) 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Rate related to the Class M-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

To 10% Call

Month	Static (%)	Shock (%)	Month	Static (%)	Shock (%)
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

(1) 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.

Class A-I-1 Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	59,003,000	9.330	9.330
2	56,153,899	5.604	9.330
3	53,358,443	5.418	9.330
4	50,617,374	5.418	9.330
5	47,929,652	6.017	9.330
6	45,294,254	5.418	9.330
7	42,710,180	5.605	9.330
8	40,176,444	5.419	9.330
9	37,692,084	5.606	9.330
10	35,256,153	5.420	9.330
11	32,867,722	5.420	9.330
12	30,525,881	5.606	9.330
13	28,229,735	5.420	9.330
14	25,978,410	5.607	9.330
15	23,771,044	5.421	9.330
16	21,606,794	5.421	9.330
17	19,484,832	6.020	9.330
18	17,404,347	5.422	9.330
19	15,364,542	5.608	9.330
20	13,364,635	5.422	9.330
21	11,403,860	5.609	9.330
22	9,481,466	5.423	9.330
23	7,596,713	5.423	9.330
24	5,748,879	5.610	9.330
25	3,937,254	5.424	9.330
26	2,161,140	5.610	9.330
27	419,855	5.424	9.330



Class A-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	156,751,000	8.478	9.150	33	66,371,925	4.222	9.150
2	152,731,570	4.209	9.150	34	64,533,155	4.876	9.150
3	148,806,070	4.064	9.150	35	62,738,892	4.877	9.150
4	144,975,311	4.064	9.150	36	60,988,061	5.051	9.150
5	141,237,012	4.541	9.150	37	59,279,614	4.878	9.150
6	137,588,950	4.068	9.150	38	59,279,614	5.053	9.150
7	134,028,954	4.215	9.150	39	57,957,875	4.879	9.150
8	130,554,907	4.068	9.150	40	56,546,743	5.060	9.150
9	127,164,739	4.215	9.150	41	55,169,786	5.434	9.150
10	123,856,435	4.070	9.150	42	53,826,180	5.061	9.150
11	120,628,055	4.070	9.150	43	52,515,120	5.271	9.150
12	117,477,644	4.218	9.150	44	51,236,135	5.091	9.150
13	114,403,326	4.070	9.150	45	49,988,131	5.273	9.150
14	111,403,270	4.218	9.150	46	48,770,360	5.346	9.150
15	108,475,687	4.070	9.150	47	47,582,713	5.346	9.150
16	105,618,835	4.071	9.150	48	46,423,830	5.537	9.150
17	102,831,019	4.545	9.150	49	45,293,017	5.348	9.150
18	100,110,568	4.071	9.150	50	44,189,598	5.719	9.150
19	97,455,860	4.219	9.150	51	43,114,558	5.823	9.150
20	94,865,314	4.071	9.150	52	42,068,054	6.864	9.150
21	92,337,383	4.219	9.150	53	41,055,132	7.758	9.150
22	89,870,528	4.072	9.150	54	40,067,321	6.973	9.150
23	87,463,317	4.072	9.150	55	39,103,158	7.282	9.150
24	85,114,307	4.220	9.150	56	38,161,920	7.412	9.150
25	82,822,097	4.072	9.150	57	37,241,014	9.150	9.150
26	80,585,318	4.220	9.150	58	36,333,993	8.864	9.150
27	78,402,636	4.074	9.150	59	35,448,886	8.883	9.150
28	76,272,778	4.075	9.150	60	34,585,229	9.150	9.150
29	74,194,446	4.549	9.150	61	33,742,411	8.884	9.150
30	72,166,391	4.075	9.150	62	32,919,931	9.150	9.150
31	70,187,403	4.222	9.150	63	32,117,960	9.069	9.150
32	68,256,299	4.075	9.150	64	-	0.000	0.000

Class M-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	7,632,000	7.678	8.350
2	7,632,000	3.409	8.350
3	7,632,000	3.264	8.350
4	7,632,000	3.264	8.350
5	7,632,000	3.741	8.350
6	7,632,000	3.268	8.350
7	7,632,000	3.415	8.350
8	7,632,000	3.268	8.350
9	7,632,000	3.415	8.350
10	7,632,000	3.270	8.350
11	7,632,000	3.270	8.350
12	7,632,000	3.418	8.350
13	7,632,000	3.270	8.350
14	7,632,000	3.418	8.350
15	7,632,000	3.270	8.350
16	7,632,000	3.271	8.350
17	7,632,000	3.745	8.350
18	7,632,000	3.271	8.350
19	7,632,000	3.419	8.350
20	7,632,000	3.271	8.350
21	7,632,000	3.419	8.350
22	7,632,000	3.272	8.350
23	7,632,000	3.272	8.350
24	7,632,000	3.420	8.350
25	7,632,000	3.272	8.350
26	7,632,000	3.420	8.350
27	7,632,000	3.274	8.350
28	7,632,000	3.275	8.350
29	7,632,000	3.749	8.350
30	7,632,000	3.275	8.350
31	7,632,000	3.422	8.350
32	7,632,000	3.275	8.350

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
33	7,632,000	3.422	8.350
34	7,632,000	4.076	8.350
35	7,632,000	4.077	8.350
36	7,632,000	4.251	8.350
37	7,632,000	4.078	8.350
38	6,271,961	4.253	8.350
39	5,997,890	4.079	8.350
40	5,851,856	4.260	8.350
41	5,709,359	4.634	8.350
42	5,570,313	4.261	8.350
43	5,434,636	4.471	8.350
44	5,302,277	4.291	8.350
45	5,173,125	4.473	8.350
46	5,047,101	4.546	8.350
47	4,924,195	4.546	8.350
48	4,804,266	4.737	8.350
49	4,687,241	4.548	8.350
50	4,573,052	4.919	8.350
51	4,461,799	5.023	8.350
52	4,353,499	6.064	8.350
53	4,248,675	6.958	8.350
54	4,146,449	6.173	8.350
55	4,046,671	6.482	8.350
56	3,935,060	6.612	8.350
57	3,820,076	8.350	8.350
58	3,706,826	8.064	8.350
59	3,596,312	8.083	8.350
60	3,488,477	8.350	8.350
61	3,383,243	8.084	8.350
62	3,280,549	8.350	8.350
63	3,180,415	8.269	8.350
64	-	0.000	0.000

ABS New Transaction

Selling Memorandum
FOR INTERNAL USE ONLY

Pre-marketing: [November 2, 2004]
Pricing: [On or about November 4, 2004]
Settlement: [On or about November 10, 2004]

$[309,933,000] (Approximate)
Offered Certificates

GMAC RFC

Mortgage Loan Asset-Backed Certificates, RAAC Series 2004-SP3

Merrill Lynch Banking

Name	Phone
Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chang	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Oleg Saitskiy	(212) 449-1901
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-5029

Merrill Lynch Syndicate

Name	Phone
Scott Soltas	(212) 449-3659
Dan Lonski	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Edgar Seah	(212) 449-3659

Rating Agency Contacts

Agency	Name	Phone
Moody's	Earl Bandy	(212) 553-7985
S&P	Kanika Bansal	(212) 438-1292


Merrill Lynch

RAAC Series 2004-SP3 Trust Structural Summary

November 2, 2004

$[306,933,000] (Approximate - Subject to Revision)

Characteristics of the Certificates (1), (2), (3)

Class	Loan Group	Expected Amount ($)	Expected Ratings (S&P/Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call / Maturity	Pmt. Window (mos.) to Call / Maturity	Exp. Maturity to Call / Maturity	Final Scheduled Maturity (10)
A-I-1	1	$ 59,003,000	AAA / Aaa	Sr Fltr (4)	0	Actual/360	1.00 / 1.00	1 - 27 / 1 - 27	01/07 / 01/07	March 2022
A-I-2	1	$ 28,020,000	AAA / Aaa	Sr Fxd (6)	24	30/360	3.00 / 3.00	27 - 49 / 27 - 49	11/08 / 11/08	November 2027
A-I-3	1	$ 37,154,000	AAA / Aaa	Sr Fxd (5, 6)	24	30/360	6.89 / 8.02	49 - 111 / 49 - 252	01/14 / 10/25	September 2034
A-I-4	1	$ 13,797,000	AAA / Aaa	Sr Fxd – NAS (6)	24	30/360	6.63 / 6.73	37 - 111 / 37 - 249	01/14 / 07/25	December 2032
M-I-1	1	$ 2,288,000	AA / Aa2	Mez Fxd (7)	24	30/360	6.03 / 6.28	37 - 111 / 37 - 142	01/14 / 08/16	September 2034
[illegible]	1	$ 1,573,000					Not Offered Hereby			
M-I-3	1	$ 715,000	BBB / Baa2	Mez Fxd (7)	24	30/360	4.37 / 4.37	37 - 77 / 37 - 77	03/11 / 03/11	September 2034
A-II	2	$ 156,751,000	AAA / Aaa	Sr Fltr (5) (8)	0	Actual/360	2.91 / 3.17	1 - 93 / 1 - 202	07/12 / 08/21	September 2034
M-II-1	2	$ 3,485,000	AA / Aa2	Mez Fltr (5, 9)	0	Actual /360	5.09 / 5.36	37 - 93 / 37 - 123	07/12 / 01/15	September 2034
M-II-2	2	$ 2,489,000					Not Offered Hereby			
M-II-3	2	$ 1,244,000	BBB / Baa1	Mez Fltr (5, 9)	0	Actual /360	4.68 / 4.68	37 - 83 / 37 - 83	09/11 / 09/11	September 2034
M-II-4	2	$ 414,000	BBB- / Baa3	Mez Fltr (5, 9)	0	Actual /360	4.22 / 4.22	37 - 64 / 37 - 64	02/10 / 02/10	September 2034
Total		$ 306,933,000								

Notes:

(1) Class sizes subject to a permitted variance in the aggregate of 10%.

(2) Pricing Prepayment Assumption: Group I Loans: 20% CPR
Group II Loans: 25% CPR

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call and (ii) to maturity.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) If the 10% optional call is not exercised in respect of Group I, the coupon on the Class A-I-3 Certificates will increase by 0.50% per annum, beginning on the second Distribution Date after the first possible optional call date in respect of Group I. If the 10% optional call is not exercised in respect of Group II, the margin on the Class A-II Certificates will double and the margin on the Class M-II Certificates will increase to 1.5x the original margin, in each case beginning on the second Distribution Date after the first possible optional call date in respect of Group II.

(6) The pass-through rates on the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates will be equal to the related fixed rate per annum, and in the case of the Class A-I-3 and Class A-I-4 Certificates, will be subject to the Group I Net WAC Cap.

(7) The pass-through rates on the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum and will be subject to the Group I Net WAC Cap.

(8) The pass-through rate on the Class A-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

(9) The pass-through rates on the Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

(10) Calculated based on 0% CPR, no losses, no excess cashflow, no overcollateralization, to maturity and Final Scheduled Maturity on Class A-I-3, Class A-II and the Class M Certificates being one month after the maturity date of the latest maturing loan.

Summary

- RAAC 2004-SP3 is the third securitization of a seasoned loan portfolio acquired by the Principal Investment Activities Group (PIA) within GMAC-RFC from various sources.
- This is the third Merrill Lynch lead manager role in a GMAC-RFC transaction from the PIA area. Merrill Lynch provides GMAC-RFC $400MM in committed warehouse financing.
- The portfolio is considered by PIA to be a low default / low loss portfolio, due to combination of strong credit characteristics: current FICO of 698, current LTV (amortized balance/original value) of 71.11%, weighted average seasoning of 11 months, together with the extensive review process undertaken by PIA in acquiring the portfolio.
- Notional credit classification used for this transaction shows that 81.01% of the portfolio is of "Prime" or "A / Alt A" quality (same classification method as was used in previous RAAC 2004-SP transactions)
- Transaction has two loan groups (fixed rate first lien loans backing the Group I certificates and adjustable rate first lien loans backing the Group II certificates). There are separate subordinate securities for each group
- The transaction is rated by Moody's and S&P.
- Transaction has a call per group at 10%.

GMAC-RFC Overview

- GMAC-RFC is part of GMAC Mortgage Group within GMAC Financial Services
  - Founded: 1982.
  - Corporate Office: Minneapolis, Minnesota.
  - Employees: 4,300 in 6 Countries.
  - Securities Issuer: $268.6 Billion Cumulative Issuance.
  - Lending Receivables: Warehouse - $15.9 Billion in Commitments.
  - Construction - $2.5 Billion in Commitments.
  - Loan Servicing: Highly Rated Primary, Master and Special Servicer
    - Rated RPS1 by Fitch, SQ1 by Moody's and Strong by S&P.
- GMAC-RFC has three major groups – Residential Capital, Business Capital and International Business Group
- The Residential Capital Group (RCG) focuses on primary and secondary mortgage markets across a range of different mortgage products – the securitization activities of the RCG are spread across a number of shelves, covering public MBS structures, public ABS structures and private ABS structures
  - Number two private issuer of MBS/ABS.
  - Number One issuer of mortgage-related ABS.
  - Top 5 issuer of subprime MBS/ABS.
  - $311.7 Billion cumulative MBS/ABS issuance.
  - $33.6 Billion of MBS/ABS issuance YTD in the United States
  - Top 15 lender.
  - Top 15 servicer.
  - Top 5 subprime servicer.
  - $98.3 Billion master servicing portfolio covering 848,219 loans.
- Additional information on GMAC-RFC may be obtained on their website: www.gmacrfc.com

Source: Company website (www.gmacrfc.com) and Company presentation, April 2004

Principal Investment Activities ("PIA") Group Overview

- PIA considers itself to be an industry leader in the secondary market for purchasing, managing and securitizing credit sensitive and other "off the run" residential mortgage assets, including seasoned performing loans, sub-and non-performing loans, REO and scratch and dent loans.
  - PIA focuses on the secondary market to compliment the other GMAC-RFC shelves to serve the US mortgage market – see the table below.
  - PIA is also an investor in rated and non-rated subordinate securities in both the prime and subprime MBS / ABS markets.
- Recent acquisitions by the PIA Group have focused on seasoned performing collateral—the type of collateral backing this transaction.

Source: Company presentation, April 2004

GMAC-RFC Securitization Programs

	Product Type	Program Name	Credit Quality	Average FICO •	Average Loan Size	Average LTV/CLTV	Cumulative Issuance	YTD Issuance
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MBS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	RAMP (SL Series):	Seasoned Loans	"A" Credit to Subprime	708	$202,070	71.7%	$2.1 Billion	$1.4 Billion
	RAAC (SP Series):	PIA* Seasoned Portfolio	"A" Credit to Subprime	696	$81,217	75.2%	$379 Million	$379 Million
	RAMP (RZ Series): High LTV Fixed- and Adjustable-Rate First Lien (107% max) Mortgages	Home Solution	"A" Credit	FRM: 713 ARM: 701	FRM: $142,755 ARM: $161,992	FRM: 102.4% ARM: 101.5%	FRM: $7.1 Billion ARM: $650 Million	FRM: $795 Million ARM: $525 Million
	RAMP (RS Series): Fixed- and Adjustable-Rate Program Variance Mortgages	NCA (Negotiated Conduit Asset)	"A" Credit to Subprime	FRM: 695 ARM: 639	FRM: $155,062 ARM: $150,154	FRM: 87.0% ARM: 94.0%	FRM: $13.7 Billion ARM: $14.9 Billion	FRM: $3.1 Billion ARM: $5.0 Billion
ABS	RASC (KS Series): Fixed- and Adjustable-Rate Subprime Mortgages	AlterNet	Subprime	FRM: 634 ARM: 615	FRM: $107,141 ARM: $142,206	FRM: 80.5% ARM: 82.0%	FRM: $19.6 Billion ARM: $37.8 Billion	FRM: $2.1 Billion ARM: $5.8 Billion
	RFMSII (HI Series): High CLTV Second Lien Loans	125 CLTV	"A" Credit	693	$41,239	117.5%	$10.2 Billion	$730 Million
	RFMSII (HS Series): Home Equity Second Lien Loans and Lines	Loans: HEL Closed-End Lines: HELOC	"A" Credit	Loans: 720 Lines: 719	Loans: $40,418 Lines: $39,818	Loans: 91.7% Lines: 89.6%	Loans: $7.4 Billion Lines: $5.5 Billion	Loans: $1.3 Billion Lines: $720 Million
Private	RAAC (RP Series):	PIA*	"A" Credit to Reperforming	560	$95,000	80%	$790 Million	$199 Million

Source: Company presentation, October 2004

PIA's Residential Loan Acquisition Process - General

- PIA sources its loans from a number of sources, including portfolio acquisitions, securitization or whole loan sale fallout, warehouse line clean-up, called loans, M&A situations, business closures and government agency auctions.
- Nature and extent of due diligence is tailored to particular risk profile of assets – ranges from sampling of loan pool to 100% audit, either pre or post financing
- Lender's compliance with state and federal laws is verified – note that there are no Section 32 or High Cost loans in this transaction.
- Buy loans on either servicing released or retained basis. GMAC-RFC undertakes due diligence on each servicer, including in operations, systems, data management, regulatory and legal compliance, resolutions rates, management.
- Servicers must be of "Specialty Servicer" classification and must provide PIA with access to their servicing system and daily data feeds.

Source: Company presentation, April 2004

Collateral Source

- RAAC 2004-SP3 transaction includes collateral from four sources.

Bank of America

- 56.01% of the total portfolio, being 30.85% of Group I Loans and 77.70% of Group II Loans
- Originated by Bank of America
- Loans mainly consist of program exceptions to the banks' underwriting criteria (LTV, FICO, DTI or multiple factors).
- GMAC-RFC conducted 10% sampling due diligence (selected on adverse basis). GMAC-RFC has acquired numerous portfolios from Bank of America
- Servicing is with Bank of America (rated RPS1 by Fitch and Strong by S&P)
- Top States - CA – 51.56%, FL – 10.24%, VA – 4.44%

Cendant Mortgage Corporation

- 26.5% of the total portfolio, being 33.80% of Group I Loans and 20.23% of Group II Loans
- GMAC-RFC conducted 100% due diligence pre-acquisition.
- Servicing is with Cendant (rated RPS1 by Fitch and Strong by S&P).
- Top States - NY – 15.33%, NJ – 10.21%, FL – 6.79%

Cambridge Savings Bank of Massachusetts

- 13.09% of the total portfolio, being 28.28% of Group I Loans and 20.23% of Group II Loans
- includes loans sold to PIA as part of CSB's exposure management of larger balance loans
- GMAC-RFC conducted 100% due diligence pre-acquisition.
- Servicing is with Cambridge – GMAC Mortgage Corporation (the Master Servicing unit) conducted a detailed review of CSB's capabilities as servicer
- Top States - MA – 98.84%, FL – 1.16%

PIA Inventory

- 4.39% of the total portfolio, being 7.08% of Group I Loans and 2.07% of Group II Loans
- includes loans acquired by PIA in smaller trades from sellers as part of the normal course of PIA's business

The pool is summarized by loan seller in the table below:

Criteria	Number of Loans	Balance ($MM)	%	FRM%	ARM%	WAC	WA FICO	FICO<600	OLTV	OLTV>80	CLTV	CLTV>80	Full Doc	Age
BOFA	464	173.079	56.01	25.50	74.50	5.151	695	9.52	71.29	10.11	70.67	9.74	70.99	7
Cendant	519	81.922	26.51	59.01	40.99	5.590	683	17.45	76.98	41.13	75.32	40.45	84.24	16
Cambridge	79	40.454	13.09	100.00	0.00	5.903	758	2.07	66.32	1.33	64.98	1.33	96.69	12
PIA Inventory	47	13.56	4.39	74.68	25.32	6.282	654	36.97	72.92	7.51	69.59	5.76	91.59	26
Total:	1,109	309.015	100.00	46.29	53.71	5.415	698	11.85	72.22	17.07	71.11	16.61	78.77	11

Collateral Information

- RAAC 2004-SP3 is backed by loans which Merrill Lynch and GMAC-RFC have ***notionally*** classified for this transaction as follows:

Category:	Prime	A/Alt A	Insured	A-	Subprime	Total
Percent of Total:	67.82%	13.19%	5.69%	4.79%	8.51%	100.00%
Fixed:	40.80%	43.95%	75.0%	44.56%	75.24%	46.29%
ARM:	59.20%	56.05%	24.0%	55.44%	24.76%	53.71%
Current Balance:	$209,579,098	$40,763,065	$17,591,198	$14,788,361	$26,293,556	$309,015,278
Loan Count:	635	152	140	53	129	1,109
Average Balance:	$330,046	$268,178	$125,651	$279,026	$203,826	$278,643
WAM (mos):	332	333	321	324	308	329
WA Age (mos):	9	10	28	11	22	11
WA Orig. Term (mos):	341	343	349	336	330	340
Balloon:	0.01%	0.00%	1.14%	0.00%	0.00%	0.07%
First Lien:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero):	737	665	572	601	582	698
WA Original LTV:	70.83%	71.72%	92.53%	70.17%	71.63%	72.22%
WA Current LTV:	70.00%	70.76%	89.74%	68.92%	69.28%	71.11%
WA Margin (ARMs only):	2.244%	2.245%	2.418%	2.384%	2.457%	2.264%
Owner Occupied:	85.53%	93.70%	94.30%	91.91%	91.84%	87.95%
Purchase:	56.42%	44.39%	80.16%	34.99%	52.28%	54.81%

The above notional credit classifications of the loans has been prepared on the following basis:

Classification	FICO	12 months Mortgage History
Prime	660+	0 x 30
A/Alt A	620+	Max 2 x 30
Insured	Insured balance after first two classifications	
A-	580+	0 x 60
Sub-prime	Balance after first four classifications	

* Characteristics as of the Cut-off Date

- The table below compares the WAFICO of this pool with the average of the FICOs for a selection of originators Merrill Lynch has brought to market this year.

Rank	Originator	# Deals	FICO
1	SEMT	9	731
2	MLCC	6	728
3	GMAC-RFC (RAAC 2004-SP2)	NA	721
4	IMPAC	5	701
5	GMAC-RFC (RAAC 2004-SP3)	NA	698
5	GMAC-RFC (RAAC 2004-SP1)	NA	680
6	Bayview	2	656
7	Winter Group	6	653
8	Fieldstone	4	645
9	C-Bass	4	642
9	WMC	5	642
11	Saxon	3	621
12	AMSI	7	616
13	Countrywide	5	615
14	ARSI	6	609

RAAC 2004-SP3 Collateral

	Group I	Group II	Total
Outstanding Principal Balance	$143,052,488	$165,962,789	$309,015,278
Average Outstanding Loan Balance	$207,623	$395,149	$278,643
Loan Count	689	420	1,109
Fixed %	100.00%	0.00%	46.29%
ARM %	0.00%	100.00%	53.71%
Wtd Avg Gross Coupon	6.081%	4.841%	5.415%
Wtd Avg Original Term	328	351	340
Wtd Avg Remaining Term	313	343	329
Wtd Avg Loan Age	16	7	11
Wtd Avg Credit Score	694	702	698
<600 Credit Score	17.70%	6.81%	11.85%
Wtd Avg Original LTV	71.47%	72.86%	72.22%
>80 Original LTV	24.65%	10.54%	17.07%
Prepayment Penalty	2.68%	0.92%	1.73%
Penalty Term (mos,)	28	26	27
Single Family	70.40%	57.50%	63.47%
Full Documentation	83.01%	75.12%	78.77%
Loan Purpose:			
Purchase	48.99%	59.82%	54.81%
Rate/Term Refinance	29.91%	19.67%	24.41%
Refinance - Cashout	21.10%	20.50%	20.78%
Lien Position:			
1st	100.00%	100.00%	100.00%
2nd	0.00%	0.00%	0.00%
Occupancy Types:			
Primary Residence	87.49%	88.35%	87.95%
Second Home	5.06%	5.88%	5.50%
Non Owner-Occupied	7.45%	5.77%	6.55%
Geographic Concentration:			
	MA - 28.92%	CA - 43.82%	CA - 31.45%
	CA - 17.09%	FL - 10.65%	MA - 14.51%
	NY - 6.98%	VA - 4.06%	FL - 8.03%

Collateral Characteristics (Aggregate)

See the Comp Mats for full collateral tables. Other collateral information which is not in the Comp Mats includes the following:

Some characteristics to be aware of are:

- Approx $25m or 8.165% of the total mortgage loans (being 8.68% of the Group I Loans and 7.71% of the Group II Loans) have DTI's > 60%, as recorded in the loan files
- Approx $33.5m or 10.85% of the total mortgage loans (being 0% of the Group I Loans and 20.21% of the Group II Loans) have original principal balances greater than $1m
- Approx $93.5m or 30.2% of the total mortgage loans (being 0.00% of the Group I Loans and 56.34% of the Group II Loans) have interest only periods of up to 10 years

The above loans are summarized in the following tables:

Loans with DTI > 60

Principal Balances as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
50,000.00 or less	3	$102,413	0.41%	7.87%	560	$34,138	93.49%	92.08%	63.16%	100.00%	87.53%	100.00%	0.00%
50,000.01 - 100,000.00	12	894,273	3.54	6.080	689	74,523	83.69	82.97	76.97	54.82	83.18	63.73	27.85
100,000.01 - 150,000.00	22	2,673,566	10.6	5.734	666	121,526	82.84	82.21	73.65	77.61	79.85	72.90	4.37
150,000.01 - 200,000.00	10	1,768,887	7.01	5.449	679	176,889	70.71	70.51	71.35	80.23	70.59	82.39	41.01
200,000.01 - 250,000.00	9	2,076,007	8.23	5.720	677	230,667	73.10	72.44	71.57	100.00	68.21	67.54	21.72
250,000.01 - 300,000.00	6	1,632,315	6.47	5.239	704	272,053	79.72	79.54	77.08	65.31	100.00	81.69	18.31
300,000.01 - 350,000.00	4	1,295,512	5.13	5.445	649	323,878	77.18	74.75	67.14	100.00	73.14	73.14	24.92
350,000.01 - 400,000.00	4	1,529,427	6.06	5.373	734	382,357	68.10	66.39	73.73	74.95	100.00	50.93	0.00
400,000.01 - 450,000.00	3	1,244,168	4.93	5.387	739	414,723	66.44	65.78	63.35	100.00	100.00	33.54	0.00
450,000.01 - 500,000.00	5	2,370,401	9.39	5.410	732	474,080	77.25	76.85	67.79	80.04	100.00	80.04	19.96
500,000.01 - 550,000.00	2	1,062,397	4.21	5.231	715	531,199	58.88	58.40	73.24	48.51	100.00	100.00	0.00
550,000.01 - 600,000.00	4	2,335,926	9.26	5.474	723	583,982	74.65	74.65	80.92	100.00	75.42	74.84	25.54
600,000.01 - 650,000.00	1	620,000	2.46	5.000	786	620,000	79.00	79.00	91.00	0.00	100.00	100.00	0.00
750,000.01 - 800,000.00	2	1,580,980	6.27	4.746	759	790,490	42.07	41.57	67.49	49.78	100.00	100.00	0.00
800,000.01 - 850,000.00	1	805,516	3.19	5.875	600	805,516	41.00	41.00	79.00	100.00	100.00	100.00	0.00
900,000.01 - 950,000.00	1	917,012	3.63	3.875	694	917,012	41.00	41.00	79.00	100.00	100.00	100.00	0.00
1,100,000.01 - 1,150,000.00	1	1,147,951	4.55	4.250	736	1,147,951	68.00	68.00	96.00	100.00	100.00	100.00	0.00
1,150,000.01 - 1,200,000.00	1	1,174,400	4.65	5.500	749	1,174,400	80.00	80.00	81.00	100.00	100.00	100.00	0.00
Total:	91	$25,231,151	100.00%	5.35%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
3.000 - 3.499	1	$187,643	0.74%	3.125%	712	$187,643	100.00%	100.00%	64.00%	100.00%	100.00%	0.00%	100.00%
3.500 - 3.999	6	3,004,374	11.91	3.795	715	500,729	61.81	61.44	74.39	64.67	100.00	100.00	0.00
4.000 - 4.499	4	1,904,198	7.55	4.192	722	476,050	73.96	73.76	85.86	100.00	100.00	79.94	0.00
4.500 - 4.999	13	3,180,581	12.61	4.620	719	244,660	64.24	63.80	78.76	70.59	80.43	58.32	38.10
5.000 - 5.499	11	2,945,720	11.67	5.207	707	267,793	77.94	77.46	77.84	74.02	90.24	68.49	0.00
5.500 - 5.999	24	8,045,879	31.89	5.705	717	335,245	65.22	64.79	71.46	89.89	89.34	85.06	6.64
6.000 - 6.499	14	3,589,704	14.23	6.157	738	256,407	75.76	75.04	73.16	67.68	71.49	61.10	21.51
6.500 - 6.999	4	664,455	2.63	6.522	679	166,114	84.99	84.63	68.68	100.00	100.00	100.00	36.74
7.000 - 7.499	10	1,294,892	5.13	7.265	533	129,489	90.80	88.90	67.70	100.00	100.00	94.40	21.90
7.500 - 7.999	3	369,748	1.47	7.760	552	123,249	64.13	63.72	83.43	100.00	96.55	100.00	0.00
8.500 - 8.999	1	43,958	0.17	8.875	461	43,958	95.00	92.00	65.00	100.00	100.00	100.00	0.00
Total:	91	$25,231,151	100.00%	5.351%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%

Current Mortgage Rates -Fixed Rate Loans Only

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
4.000 - 4.499	1	$126,093	1.01%	4.000%	678	$126,093	100.00%	97.00%	65.00%	100.00%	100.00%	100.00%	0.00%
4.500 - 4.999	2	439,537	3.54	4.875	687	219,768	64.31	62.31	71.55	73.44	100.00	100.00	100.00
5.000 - 5.499	3	476,155	3.83	5.280	688	158,718	72.62	71.95	68.63	100.00	55.02	78.89	0.00
5.500 - 5.999	20	6,344,573	51.07	5.740	714	317,229	60.92	60.39	70.13	88.33	91.97	87.69	8.43
6.000 - 6.499	13	3,015,557	24.27	6.115	741	231,966	74.01	73.14	73.00	61.52	85.10	53.70	25.60
6.500 - 6.999	2	313,980	2.53	6.500	722	156,990	76.68	76.68	62.45	100.00	100.00	100.00	77.75
7.000 - 7.499	10	1,294,892	10.42	7.265	533	129,489	90.80	88.90	67.70	100.00	100.00	94.40	21.90
7.500 - 7.999	3	369,748	2.98	7.760	552	123,249	64.13	63.72	83.43	100.00	96.55	100.00	0.00
8.500 - 8.999	1	43,958	0.35	8.875	461	43,958	95.00	92.00	65.00	100.00	100.00	100.00	0.00
Total:	55	$12,424,491	100.00%	6.014%	694	$225,900	68.80%	67.96%	70.70%	83.76%	90.45%	81.08%	18.30%

Loans with DTI > 60

Current Mortgage Rates -ARM Loans Only

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
3.000 - 3.499	1	$187,643	1.47%	3.125%	712	$187,643	100.00%	100.00%	64.00%	100.00%	100.00%	0.00%	100.00%
3.500 - 3.999	6	3,004,374	23.46	3.795	715	500,729	61.81	61.44	74.39	64.67	100.00	100.00	0.00
4.000 - 4.499	3	1,778,105	13.88	4.206	725	592,702	72.11	72.11	87.34	100.00	100.00	78.52	0.00
4.500 - 4.999	11	2,741,044	21.40	4.579	724	249,186	64.23	64.04	79.92	70.13	77.29	51.64	28.17
5.000 - 5.499	8	2,469,565	19.28	5.192	711	308,696	78.93	78.52	79.62	69.01	97.03	66.49	0.00
5.500 - 5.999	4	1,701,306	13.28	5.577	728	425,327	81.24	81.20	76.44	95.71	79.55	75.26	0.00
6.000 - 6.499	1	574,148	4.48	6.375	723	574,148	85.00	85.00	74.00	100.00	0.00	100.00	0.00
6.500 - 6.999	2	350,475	2.74	6.541	641	175,238	92.44	91.76	74.27	100.00	100.00	100.00	0.00
Total:	36	$12,806,660	100.00%	4.707%	718	$355,741	72.08%	71.85%	78.48%	78.77%	87.37%	75.45%	7.50%

Current FICO Scores

Range of Current FICO Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
400 - 419	1	$115,276	0.46%	7.375%	411	$115,276	95.00%	95.00%	99.00%	100.00%	100.00%	100.00%	0.00%
440 - 459	1	239,954	0.95	5.125	458	239,954	83.00	80.00	72.00	100.00	100.00	0.00	0.00
460 - 479	3	554,660	2.2	7.494	473	184,887	85.75	81.57	62.24	100.00	100.00	100.00	35.78
500 - 519	1	138,732	0.55	7.500	518	138,732	91.00	90.00	61.00	100.00	100.00	100.00	0.00
520 - 539	2	248,365	0.98	6.506	526	124,182	76.66	76.20	66.63	100.00	54.23	100.00	0.00
560 - 579	1	218,246	0.86	7.940	564	218,246	47.00	47.00	89.00	100.00	100.00	100.00	0.00
580 - 599	1	116,535	0.46	7.125	598	116,535	68.00	67.00	65.00	100.00	100.00	100.00	0.00
600 - 619	4	1,207,740	4.79	6.077	603	301,935	56.03	55.68	75.82	100.00	82.88	82.88	17.12
620 - 639	5	754,375	2.99	5.532	628	150,875	92.30	91.76	65.62	100.00	100.00	90.38	11.28
640 - 659	9	1,303,698	5.17	5.010	648	144,855	72.40	71.73	81.11	64.66	80.62	86.53	38.23
660 - 679	9	1,793,794	7.11	5.081	670	199,310	82.00	81.47	79.08	87.23	94.40	36.27	0.00
680 - 699	6	2,436,671	9.66	4.706	691	406,112	61.91	61.62	73.03	87.74	100.00	87.74	18.98
700 - 719	9	2,862,665	11.35	5.257	710	318,074	71.20	70.72	72.07	96.85	87.40	52.40	27.40
720 - 739	10	4,468,152	17.71	5.299	731	446,815	63.28	63.01	79.82	73.36	84.81	80.66	12.05
740 - 759	10	2,863,618	11.35	5.587	749	286,362	76.80	76.70	76.57	88.17	87.05	96.37	8.52
760 - 779	7	1,875,967	7.44	5.032	768	267,995	79.17	78.94	66.40	93.83	81.72	87.89	0.00
780 - 799	11	3,897,704	15.45	5.170	788	354,337	64.79	63.93	72.95	48.37	90.33	82.95	5.53
800 or greater	1	135,000	0.54	4.500	802	135,000	92.00	92.00	61.00	100.00	100.00	0.00	0.00
Total:	91	$25,231,151	100.00%	5.351%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
California-Southern	18	$8,622,381	34.17%	5.171%	705	$479,021	66.29%	65.99%	78.09%	90.74%	93.34%	76.79%	7.21%
Massachusetts	6	3,152,452	12.49	5.747	739	525,409	63.48	63.06	65.50	100.00	100.00	86.57	0.00
Florida	12	1,693,510	6.71	5.674	662	141,126	78.31	77.75	71.08	76.24	61.92	71.18	34.68
California-Northern	5	1,461,869	5.79	4.985	720	292,374	65.92	65.92	72.48	49.34	71.22	84.46	16.70
New Jersey	4	936,415	3.71	5.724	674	234,104	54.21	53.62	75.58	100.00	100.00	40.80	17.49
Illinois	4	922,330	3.66	4.415	728	230,582	70.03	69.93	68.81	89.30	100.00	85.33	10.70
North Carolina	2	837,896	3.32	4.019	765	418,948	60.89	59.78	65.95	5.25	100.00	100.00	0.00
Nevada	2	730,255	2.89	5.974	712	365,128	82.86	82.86	77.42	78.62	21.38	100.00	0.00
New York	4	695,012	2.75	6.169	720	173,753	62.15	59.03	68.33	89.50	98.16	36.48	0.00
Texas	6	647,113	2.56	5.366	670	107,852	87.04	87.04	87.14	44.77	100.00	100.00	0.00
Other	28	5,531,918	21.92	5.512	693	197,569	81.48	80.62	77.26	76.22	89.56	77.89	27.44
Total:	91	$25,231,151	100.00%	5.351%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Primary Residence	75	$22,427,096	88.89%	5.308%	705	$299,028	70.16%	69.64%	74.67%	81.07%	100.00%	81.82%	12.71%
Non-Owner Occupied	14	2,622,916	10.40	5.729	714	187,351	73.71	73.35	72.71	84.22	0.00	49.91	14.58
Second/Vacation	2	181,139	0.72	5.141	699	90,570	58.47	57.19	99.43	57.45	0.00	42.55	0.00
Total:	91	$25,231,151	100.00%	5.351%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%

Documentation Type

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Full Documentation	72	$20,495,411	81.23%	5.423%	698	$284,658	70.84%	70.34%	72.84%	100.00%	88.71%	77.83%	10.64%
Reduced Documentation	19	4,735,739	18.77	5.040	741	249,249	68.84	68.19	82.47	0.00	89.63	79.95	22.23
Total:	91	$25,231,151	100.00%	5.351%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%


Merrill Lynch

Loans with DTI > 60

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Purchase	53	$11,919,484	47.24%	5.477%	718	$224,896	78.77%	78.41%	73.36%	81.06%	84.16%	79.97%	0.00%
Rate/Term Refinance	24	10,078,077	39.94	5.166	698	419,920	61.23	60.57	75.04	85.86	94.71	82.49	0
Equity Refinance	14	3,233,590	12.82	5.462	687	230,971	68.63	67.88	78.16	67.44	88.17	58.5	100
Total:	91	$25,231,151	100.00%	5.351%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Single-family detached	58	$16,995,443	67.36%	5.304%	705	$293,025	67.76%	67.32%	74.36%	84.31%	95.90%	100.00%	11.13%
Two- to four- family units	10	2,917,445	11.56	5.484	694	291,745	67.14	65.47	73.02	73.54	75.66	0.00	39.57
Planned Unit Developments (detached)	10	2,741,446	10.87	5.753	723	274,145	83.62	83.34	78.63	59.19	74.84	100.00	0.00
Condo Low-Rise (less than 5 stories)	10	2,217,675	8.79	5.063	707	221,767	79.42	79.42	72.42	95.28	68.08	0.00	8.46
Co-op	2	223,862	0.89	5.584	705	111,931	63.71	62.71	92.26	67.40	100.00	0.00	0.00
Condo Mid-Rise (5 to 8 stories)	1	135,280	0.54	4.500	726	135,280	80.00	80.00	73.00	100.00	100.00	0.00	0.00
Total:	91	$25,231,151	100.00%	5.351%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%

Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
60.01 - 65.00	35	$7,336,482	29.08%	5.740%	693	$209,614	76.76%	75.91%	62.63%	97.06%	90.44%	73.53%	14.92%
65.01 - 70.00	14	5,159,857	20.45	5.266	735	368,561	64.32	63.73	67.89	82.36	95.99	81.45	4.01
70.01 - 75.00	13	2,927,889	11.60	5.252	695	225,222	77.59	77.02	72.87	93.39	60.90	82.02	11.02
75.01 - 80.00	6	2,146,456	8.51	4.961	663	357,743	50.78	50.73	78.84	85.54	89.73	95.12	0.00
80.01 - 85.00	4	2,782,268	11.03	5.408	724	695,567	74.74	74.57	81.63	63.33	100.00	61.67	17.01
85.01 - 90.00	5	881,917	3.50	5.286	682	176,383	64.08	63.23	88.89	48.42	68.69	17.70	53.79
90.01 - 95.00	3	758,637	3.01	5.043	776	252,879	77.57	77.48	91.09	9.67	90.33	100.00	8.61
95.01 - 100.00	11	3,237,645	12.83	4.994	702	294,331	68.98	68.68	97.72	70.79	94.41	94.53	18.43
Total:	91	$25,231,151	100.00%	5.351%	706	$277,265	70.46%	69.93%	74.65%	81.23%	88.89%	78.22%	12.82%

Loans with original balance > $1mm

Principal Balances as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
1,000,000.01 - 1,050,000.00	1	$1,040,000	3.10%	5.750%	777	$1,040,000	80.00%	80.00%	28.00%	100.00%	100.00%	100.00%	0.00%
1,050,000.01 - 1,100,000.00	2	2,172,703	6.48	4.935	762	1,086,351	68.94	68.94	41.01	100.00	100.00	100.00	0.00
1,100,000.01 - 1,150,000.00	3	3,376,990	10.07	4.870	740	1,125,663	75.92	75.92	53.10	66.93	100.00	100.00	0.00
1,150,000.01 - 1,200,000.00	4	4,721,911	14.08	5.003	718	1,180,478	73.92	73.92	40.02	74.70	100.00	100.00	0.00
1,200,000.01 - 1,250,000.00	6	7,425,492	22.14	3.944	717	1,237,582	63.06	63.06	38.97	100.00	100.00	100.00	16.81
1,250,000.01 - 1,300,000.00	2	2,593,750	7.73	4.438	782	1,296,875	68.99	68.99	14.49	100.00	0.00	100.00	0.00
1,300,000.01 - 1,350,000.00	2	2,670,000	7.96	5.998	717	1,335,000	75.02	75.02	42.53	50.19	100.00	100.00	49.81
1,350,000.01 - 1,400,000.00	1	1,379,330	4.11	5.375	778	1,379,330	65.00	65.00	35.00	0.00	100.00	100.00	0.00
1,400,000.01 - 1,450,000.00	2	2,855,708	8.51	5.750	684	1,427,854	65.00	65.00	48.99	50.08	100.00	100.00	50.08
1,450,000.01 - 1,500,000.00	2	2,970,000	8.86	5.698	750	1,485,000	72.03	72.03	35.62	100.00	100.00	100.00	0.00
2,300,000.01 - 2,350,000.00	1	2,332,387	6.95	3.875	698	2,332,387	56.00	56.00	49.00	100.00	0.00	0.00	0.00
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
3.000 - 3.499	4	$4,925,492	14.69%	3.313%	728	$1,231,373	64.11%	64.11%	40.98%	100.00%	100.00%	100.00%	25.34%
3.500 - 3.999	1	2,332,387	6.95	3.875	698	2,332,387	56.0	56.0	49.0	100.0	0.0	0.0	0.0
4.000 - 4.499	4	4,710,016	14.04	4.310	739	1,177,504	75.2	75.2	38.4	100.0	72.5	100.0	0.0
4.500 - 4.999	5	6,309,703	18.81	4.579	756	1,261,941	64.2	64.2	30.0	100.0	79.4	100.0	0.0
5.000 - 5.499	2	2,459,330	7.33	5.375	782	1,229,665	71.6	71.6	37.2	43.9	100.0	100.0	0.0
5.500 - 5.999	6	7,428,998	22.15	5.598	697	1,238,166	72.2	72.2	43.5	83.9	100.0	100.0	19.3
6.000 - 6.499	2	2,542,346	7.58	6.000	747	1,271,173	71.6	71.6	46.1	0.0	100.0	100.0	0.0
6.500 - 6.999	2	2,830,000	8.44	6.633	719	1,415,000	72.7	72.7	41.4	53.0	100.0	100.0	47.0
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%

Current FICO Scores

Range of Current FICO Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
620 - 639	1	$1,250,000	3.73%	5.875%	634	$1,250,000	52.00%	52.00%	36.00%	100.00%	100.00%	100.00%	0.00%
640 - 659	1	1,430,000	4.26	5.500	658	1,430,000	65.00	65.00	44.00	100.00	100.00	100.00	100.00
660 - 679	2	2,405,598	7.17	4.430	669	1,202,799	74.47	74.47	32.08	50.34	100.00	100.00	0.00
680 - 699	3	4,641,788	13.84	4.188	693	1,547,263	62.01	62.01	41.94	100.00	49.75	49.75	0.00
700 - 719	4	5,501,708	16.40	5.493	710	1,375,427	74.75	74.75	47.30	74.09	100.00	100.00	0.00
720 - 739	3	3,570,653	10.65	5.165	734	1,190,218	65.68	65.68	56.75	62.75	100.00	100.00	37.25
740 - 759	3	3,654,892	10.90	4.358	750	1,218,297	76.58	76.58	51.80	100.00	100.00	100.00	0.00
760 - 779	4	4,868,993	14.52	4.919	770	1,217,248	73.89	73.89	24.48	71.67	73.43	100.00	0.00
780 - 799	4	4,914,638	14.65	4.785	790	1,228,660	63.25	63.25	34.56	77.28	100.00	100.00	25.39
800 or greater	1	1,300,000	3.88	4.625	801	1,300,000	65.00	65.00	11.00	100.00	0.00	100.00	0.00
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
California-Southern	10	$12,712,697	37.91%	5.452%	724	$1,271,270	67.00%	67.00%	52.10%	80.00%	100.00%	100.00%	21.07%
Florida	4	4,770,598	14.22	4.766	740	1,192,649	75.66	75.66	23.70	74.96	72.75	100.00	0.00
Virginia	2	2,590,330	7.72	4.440	724	1,295,165	67.34	67.34	39.21	46.75	100.00	100.00	0.00
North Carolina	2	2,490,750	7.43	4.430	725	1,245,375	65.31	65.31	30.01	100.00	48.06	100.00	0.00
Colorado	1	2,332,387	6.95	3.875	698	2,332,387	56.00	56.00	49.00	100.00	0.00	0.00	0.00
New Hampshire	1	1,470,000	4.38	4.625	790	1,470,000	69.00	69.00	24.00	100.00	100.00	100.00	0.00
Arizona	1	1,330,000	3.97	6.500	727	1,330,000	70.00	70.00	35.00	0.00	100.00	100.00	100.00
Maryland	1	1,250,000	3.73	4.500	753	1,250,000	70.00	70.00	34.00	100.00	100.00	100.00	0.00
California-Northern	1	1,230,492	3.67	3.125	747	1,230,492	80.00	80.00	42.00	100.00	100.00	100.00	0.00
Connecticut	1	1,155,914	3.45	4.375	763	1,155,914	80.00	80.00	16.00	100.00	100.00	100.00	0.00
Other	2	2,205,104	6.57	4.437	715	1,102,552	69.10	69.10	33.93	100.00	100.00	100.00	0.00
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%


Merrill Lynch

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Primary Residence	23	$28,612,134	85.31%	4.992%	729	$1,244,006	69.77%	69.77%	41.36%	77.47%	100.00%	100.00%	14.01%
Second/Vacation	3	4,926,137	14.69	4.171	742	1,642,046	62.84	62.84	30.63	100.00	0.00	52.65	0.00
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%

Documentation Type

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Full Documentation	21	$27,091,997	80.78%	4.632%	729	$1,290,095	68.16%	68.16%	40.58%	100.00%	81.82%	91.39%	9.88%
Reduced Documentation	5	6,446,274	19.22	5.877	736	1,289,255	71.22	71.22	36.60	0.00	100.00	100.00	20.63
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Purchase	18	$22,551,317	67.24%	4.941%	738	$1,252,851	73.45%	73.45%	37.28%	77.31%	88.50%	100.00%	0.00%
Rate/Term Refinance	5	6,978,954	20.81	4.476	710	1,395,791	61.55	61.55	47.84	100.00	66.58	66.58	0.00
Equity Refinance	3	4,008,000	11.95	5.170	723	1,336,000	54.83	54.83	40.08	66.82	100.00	100.00	100.00
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Single-family detached	16	$20,035,241	59.74%	5.271%	744	$1,252,203	69.11%	69.11%	41.94%	67.83%	100.00%	100.00%	20.00%
Planned Unit Developments (detached)	9	11,170,643	33.31	4.362	712	1,241,183	70.76	70.76	34.08	100.00	76.78	100.00	0.00
Condo Low-Rise (less than 5 stories)	1	2,332,387	6.95	3.875	698	2,332,387	56.00	56.00	49.00	100.00	0.00	0.00	0.00
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%

Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
25.00 or less	5	$6,414,261	19.13%	4.667%	760	$1,282,852	72.84%	72.84%	17.97%	81.38%	59.56%	100.00%	0.00%
25.01 - 30.00	2	2,152,401	6.42	5.0390	733	1,076,201	80.00	80.00	26.97	100.00	100.00	100.00	0.00
30.01 - 35.00	3	3,959,330	11.81	5.4770	753	1,319,777	68.26	68.26	34.68	31.57	100.00	100.00	33.59
35.01 - 40.00	4	4,682,638	13.96	5.1300	727	1,170,660	72.53	72.53	37.19	76.15	100.00	100.00	0.00
40.01 - 45.00	6	7,409,195	22.09	4.1110	713	1,234,866	59.58	59.58	42.71	100.00	100.00	100.00	36.14
45.01 - 50.00	3	5,172,387	15.42	5.1300	704	1,724,129	67.73	67.73	48.68	100.00	54.91	54.91	0.00
50.01 - 55.00	1	1,425,708	4.25	6.0000	711	1,425,708	65.00	65.00	54.00	0.00	100.00	100.00	0.00
80.01 - 85.00	1	1,174,400	3.50	5.5000	749	1,174,400	80.00	80.00	81.00	100.00	100.00	100.00	0.00
95.01 - 100.00	1	1,147,951	3.42	4.2500	736	1,147,951	68.00	68.00	96.00	100.00	100.00	100.00	0.00
Total:	26	$33,538,271	100.00%	4.871%	730	$1,289,933	68.75%	68.75%	39.81%	80.78%	85.31%	93.05%	11.95%

IO Loans

Principal Balances as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
50,000.00 or less	4	$130,744	0.14%	4.299%	783	$32,688	45.71%	21.60%	40.66%	79.21%	44.96%	43.74%	22.95%
50,000.01 - 100,000.00	10	720,970	0.77	4.819	731	72,097	56.58	55.49	29.70	91.15	42.45	69.62	25.64
100,000.01 - 150,000.00	14	1,824,147	1.95	4.939	715	130,296	69.52	69.44	45.09	79.36	100.00	54.80	0.00
150,000.01 - 200,000.00	19	3,357,703	3.59	4.439	709	176,721	76.54	76.27	32.37	80.45	66.93	51.15	15.77
200,000.01 - 250,000.00	13	2,910,718	3.11	4.551	747	223,901	71.63	71.47	45.82	91.84	92.19	63.12	23.41
250,000.01 - 300,000.00	10	2,717,972	2.91	4.904	724	271,797	69.97	69.79	40.16	79.36	79.81	90.20	20.49
300,000.01 - 350,000.00	16	5,246,590	5.61	4.720	693	327,912	75.48	75.48	34.36	68.79	81.49	62.74	12.51
350,000.01 - 400,000.00	20	7,548,381	8.07	4.664	693	377,419	74.53	73.56	36.35	79.41	89.61	74.73	34.87
400,000.01 - 450,000.00	16	6,904,355	7.38	4.776	726	431,522	77.81	77.81	39.77	87.81	100.00	74.76	31.80
450,000.01 - 500,000.00	11	5,236,203	5.60	4.714	674	476,018	73.48	73.48	40.41	90.88	81.62	81.92	18.57
500,000.01 - 550,000.00	6	3,160,008	3.38	4.583	735	526,668	72.01	69.84	40.76	50.06	100.00	82.91	16.52
550,000.01 - 600,000.00	7	4,069,294	4.35	4.462	684	581,328	66.60	66.60	51.65	85.26	100.00	100.00	43.45
600,000.01 - 650,000.00	7	4,409,875	4.72	4.813	729	629,982	73.44	73.14	37.85	71.50	85.89	100.00	14.63
650,000.01 - 700,000.00	5	3,367,000	3.60	4.950	703	673,400	79.19	79.19	34.52	60.59	100.00	100.00	0.00
700,000.01 - 750,000.00	7	5,201,742	5.56	4.559	692	743,106	68.63	68.05	38.99	85.60	100.00	86.02	14.42
750,000.01 - 800,000.00	4	3,097,670	3.31	5.035	669	774,418	66.05	66.05	42.79	49.96	100.00	100.00	50.52
850,000.01 - 900,000.00	2	1,785,000	1.91	4.428	738	892,500	68.45	68.45	51.53	49.58	100.00	100.00	49.58
900,000.01 - 950,000.00	3	2,793,600	2.99	4.680	718	931,200	71.78	71.45	27.39	66.64	100.00	100.00	0.00
950,000.01 - 1,000,000.00	4	3,952,770	4.23	3.471	698	988,193	73.45	73.45	26.20	75.33	74.96	100.00	50.29
1,000,000.01 or greater	19	25,068,942	26.81	4.766	730	1,319,418	68.18	68.18	38.33	94.69	80.35	90.70	15.99
Total:	197	$93,503,683	100.00%	4.665%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
2.500 - 2.999	1	$186,297	0.20%	2.625%	652	$186,297	80.00%	80.00%	18.00%	100.00%	100.00%	0.00%	0.00%
3.000 - 3.499	21	14,238,294	15.23	3.252	722	678,014	68.81	68.18	35.01	77.45	88.85	93.08	22.62
3.500 - 3.999	17	6,574,207	7.03	3.813	711	386,718	67.77	67.18	38.78	87.83	42.32	56.82	16.77
4.000 - 4.499	29	12,323,818	13.18	4.278	710	424,959	71.14	71.12	33.06	88.52	85.83	86.60	12.84
4.500 - 4.999	52	23,755,643	25.41	4.658	706	456,839	70.33	70.17	38.44	83.10	91.86	93.31	22.62
5.000 - 5.499	42	16,792,037	17.96	5.132	708	399,810	76.64	76.15	41.25	73.46	93.61	80.92	19.26
5.500 - 5.999	28	15,508,664	16.59	5.681	721	553,881	71.54	71.54	41.13	85.30	90.82	91.44	30.48
6.000 - 6.499	4	1,164,825	1.25	6.027	718	291,206	74.17	74.17	37.72	89.40	100.00	100.00	0.00
6.500 - 6.999	3	2,959,900	3.17	6.643	711	986,633	71.66	71.66	41.65	55.07	100.00	100.00	44.93
Total:	197	$93,503,683	100.00%	4.665%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

Current FICO Scores

Range of Current FICO Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
480 - 499	1	$340,297	0.36%	5.250%	495	$340,297	80.00%	80.00%	48.00%	100.00%	100.00%	100.00%	0.00%
500 - 519	1	356,250	0.38	4.500	517	356,250	75.00	75.00	18.00	100.00	100.00	100.00	100.00
540 - 559	3	421,476	0.45	5.368	541	140,492	71.64	71.64	44.22	100.00	100.00	100.00	42.03
560 - 579	2	600,626	0.64	5.000	577	300,313	80.97	80.97	39.95	100.00	100.00	100.00	43.85
580 - 599	3	2,018,800	2.16	5.000	585	672,933	67.27	67.27	43.77	100.00	100.00	100.00	39.13
600 - 619	5	1,659,764	1.78	4.894	609	331,953	72.89	72.86	45.08	100.00	84.92	88.67	32.67
620 - 639	6	3,524,086	3.77	4.998	634	587,348	64.80	64.80	37.39	88.66	100.00	95.35	13.98
640 - 659	19	8,596,323	9.19	4.586	650	452,438	69.33	69.33	37.98	96.89	100.00	98.22	30.71
660 - 679	15	8,159,418	8.73	4.145	669	543,961	72.86	72.75	31.08	100.00	87.04	89.57	12.18
680 - 699	24	11,584,850	12.39	4.675	691	482,702	70.43	70.42	40.30	87.20	75.08	57.37	13.01
700 - 719	21	12,415,832	13.28	4.794	708	591,230	73.82	73.73	38.99	89.34	88.66	84.85	24.62
720 - 739	19	8,869,131	9.49	4.655	727	466,796	74.67	74.67	43.18	54.77	88.57	78.44	53.89
740 - 759	19	10,090,815	10.79	4.545	748	531,096	75.60	75.26	49.15	74.93	93.68	86.45	12.46
760 - 779	27	12,645,685	13.52	4.906	768	468,359	72.77	71.90	31.98	84.44	78.88	91.99	9.61
780 - 799	19	8,593,403	9.19	4.520	789	452,284	65.57	65.54	38.13	79.97	95.78	87.90	20.30
800 or greater	13	3,626,927	3.88	4.707	805	278,994	64.23	61.96	25.21	61.46	63.00	84.31	20.82
Total:	197	$93,503,683	100.00%	4.665%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
California-Southern	44	$28,610,618	30.60%	4.869%	706	$650,241	68.88%	68.84%	40.81%	86.69%	98.78%	88.87%	30.47%
California-Northern	28	14,138,048	15.12	4.580	723	504,930	74.67	74.16	41.79	71.74	92.00	88.78	19.90
Florida	19	10,554,854	11.29	4.540	732	555,519	72.26	72.14	30.17	84.06	78.28	87.02	17.82
Colorado	6	3,857,093	4.13	3.974	683	642,849	65.44	65.44	44.68	100.00	39.53	31.26	15.75
Virginia	6	3,801,975	4.07	4.557	683	633,663	74.13	74.13	34.35	83.25	100.00	100.00	0.00
North Carolina	5	3,682,700	3.94	4.371	726	736,540	71.03	71.03	29.71	100.00	41.19	100.00	0.00
Maryland	5	2,840,002	3.04	4.485	688	568,000	72.24	72.24	33.12	100.00	100.00	100.00	0.00
Georgia	11	2,481,639	2.65	4.308	710	225,604	74.65	74.65	36.35	54.04	57.58	58.53	26.62
Nevada	6	2,079,938	2.22	4.634	651	346,656	72.57	72.57	39.06	94.81	100.00	100.00	8.52
Texas	11	2,061,701	2.20	4.400	734	187,427	74.17	73.89	45.31	45.50	93.71	90.28	17.25
Other	56	19,395,116	20.74	4.812	719	346,341	72.37	71.58	37.73	73.51	88.78	81.15	27.62
Total:	197	$93,503,683	100.00%	4.665%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Primary Residence	168	$81,874,723	87.56%	4.72%	710	$487,350	71.53%	71.22%	39.59%	79.96%	100.00%	89.57%	24.45%
Second/Vacation	13	8,005,281	8.56	4.101	726	615,791	68.09	68.05	25.32	100.00	0.00	55.35	0.00
Non-Owner Occupied	16	3,623,680	3.88	4.722	733	226,480	77.68	77.63	38.75	66.28	0.00	41.09	15.29
Total:	197	$93,503,683	100.00%	4.67%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

Documentation Type

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Full Documentation	158	$75,872,633	81.14%	4.648%	705	$480,207	71.75%	71.87%	37.68%	100.00%	86.28%	84.07%	22.20%
Reduced Documentation	39	17,631,050	18.86	4.738	745	452,078	70.25	69.17	41.78	0.00	93.07	87.73	21.15
Total:	197	$93,503,683	100.00%	4.665%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Purchase	111	$53,329,916	57.04%	4.68%	720	$480,450	77.13%	76.70%	37.46%	83.54%	84.31%	84.48%	0.00%
Rate/Term Refinance	44	19,604,087	20.97	4.509	701	445,547	61.47	61.35	38.44	73.87	86.18	80.33	0.00
Equity Refinance	42	20,569,680	22.00	4.788	703	489,754	66.33	66.33	40.35	81.87	97.31	89.72	100.00
Total:	197	$93,503,683	100.00%	4.67%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
Single-family detached	106	$53,351,597	57.06%	4.808%	717	$503,317	71.38%	70.96%	38.47%	76.12%	93.89%	100.00%	28.20%
Planned Unit Developments (detached)	44	25,644,762	27.43	4.461	698	582,836	71.95	71.95	37.05	89.37	89.63	100.00	13.29
Condo Low-Rise (less than 5 stories)	31	11,028,987	11.8	4.460	711	355,774	70.78	70.74	40.37	89.77	70.48	0.00	13.62
Condo Mid-Rise (5 to 8 stories)	4	997,666	1.07	4.635	731	249,416	73.82	72.01	37.19	52.14	25.44	0.00	0.00
Two- to four- family units	4	799,085	0.85	5.017	727	199,771	76.88	76.65	41.75	100.00	11.12	0.00	0.00
Townhouse	3	772,625	0.83	3.809	758	257,542	74.65	74.65	53.00	27.89	27.89	0.00	79.29
Co-op	3	449,961	0.48	5.317	778	149,987	61.51	61.51	24.24	100.00	46.23	0.00	0.00
Planned Unit Developments (attached)	1	259,000	0.28	5.750	800	259,000	56.00	56.00	40.00	100.00	100.00	100.00	0.00
Condo High-Rise (9 stories or more)	1	200,000	0.21	3.000	731	200,000	67.00	67.00	0.00	100.00	0.00	0.00	0.00
Total:	197	$93,503,683	100.00%	4.665%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
25.00 or less	54	$22,941,526	24.54%	4.28%	726	$424,843	68.62%	68.05%	17.92%	73.20%	71.14%	86.31%	21.69%
25.01 - 30.00	16	7,268,557	7.77	4.962	723	454,285	72.49	72.47	27.91	91.25	90.10	64.79	0.41
30.01 - 35.00	33	13,736,897	14.69	4.784	711	416,270	74.59	74.31	33.31	73.44	93.47	90.16	24.70
35.01 - 40.00	25	12,753,452	13.64	4.844	711	510,138	73.83	73.22	37.87	71.31	97.02	95.73	10.24
40.01 - 45.00	25	13,628,885	14.58	4.520	704	545,155	68.39	68.36	43.01	96.85	99.54	90.70	45.78
45.01 - 50.00	17	11,558,660	12.36	5.092	687	679,921	73.29	73.29	47.95	100.00	79.82	72.23	15.35
50.01 - 55.00	7	3,854,166	4.12	4.259	685	550,595	68.33	68.33	52.69	56.54	100.00	94.41	20.42
55.01 - 60.00	6	2,193,281	2.35	4.817	715	365,547	72.51	72.51	58.54	100.00	98.09	75.69	58.36
60.01 - 65.00	6	1,507,843	1.61	4.954	748	251,307	78.23	78.23	61.98	100.00	81.85	30.84	12.44
65.01 - 70.00	2	606,859	0.65	4.449	710	303,430	77.78	77.78	69.26	100.00	100.00	37.05	0.00
70.01 - 75.00	1	248,154	0.27	4.125	756	248,154	79.00	79.00	74.00	100.00	100.00	100.00	0.00
80.01 - 85.00	2	1,721,400	1.84	5.222	741	860,700	72.06	72.06	81.00	68.22	100.00	100.00	0.00
90.01 - 95.00	1	620,000	0.66	5.000	786	620,000	79.00	79.00	91.00	0.00	100.00	100.00	0.00
95.01 - 100.00	2	864,004	0.92	4.348	694	432,002	64.79	64.79	99.00	69.05	100.00	100.00	69.05
Total:	197	$93,503,683	100.00%	4.67%	712	$474,638	71.47%	71.20%	38.29%	81.14%	87.56%	84.76%	22.00%

Servicing

- For RAAC 2004-SP3 the Master servicing is provided by Residential Funding Corporation.
  - Rated Strong by S&P, SQ1 by Moody's, and RMS1 by Fitch
- Sub-servicing is split as set out in the following table:

Servicer	Number of Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	Total Original Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Stated Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original Combined LTV	Weighted Average Current Combined LTV
BofA	465	173,187,582.26	56.04	372,446	175,702,274	5.151	2.209	10.269	48	340.4	332.8	7.5	71.30	70.66
Cendant	519	81,922,180.99	26.51	157,846	84,502,516	5.590	2.314	10.609	51	336.4	320.0	16.4	76.98	75.32
Cambridge	79	40,453,610.50	13.09	512,071	41,732,770	5.903	-	-	0	355.4	343.5	11.8	66.32	64.98
ABN AMRO	14	5,446,263.96	1.76	389,019	5,883,600	7.089	-	-	0	321.1	281.4	39.8	72.77	67.92
Litton	19	4,721,817.38	1.53	248,517	4,941,363	5.821	3.190	11.901	33	289.7	273.0	16.7	70.34	67.54
Wilshire	12	2,887,506.48	0.93	240,626	2,917,905	5.633	4.186	11.411	35	349.0	339.7	9.3	77.14	76.60
GMAC	1	396,315.94	0.13	396,316	400,000	5.625	5.375	11.625	16	360.0	352.0	8.0	73.00	72.00
Total:	1,109	309,015,277.51	100.00	278,643	316,080,427	5.415	2.264	10.366	48	340.3	329.1	11.2	72.22	71.11

Credit Enhancement

- Rated by Moody's and S&P.
- Credit enhancement consists of initial excess spread of 259 bps for Group I and 326 bps for Group II, overcollateralization and subordination.

Group 1 Credit Enhancement

Class	Moody's / S&P:	Group Size	Class Size	Initial Enhancement*	Target Enhancement*	Stepdown Target Enhancement**
A-I-1	Aaa/AAA	$59,003,000				
A-I-2	Aaa/AAA	$28,020,000				
A-I-3	Aaa/AAA	$37,154,000				
A-I-4	Aaa/AAA	$13,797,000	96.45%	3.55%	3.55%	7.10%
M-I-1	Aa2/AA	$2,288,000	1.60%	1.95%	1.95%	3.90%
M-I-2	Not Offered	$1,573,000	1.10%	0.85%	0.85%	1.70%
M-I-3	Baa2/BBB	$715,000	0.50%	0.35%	0.35%	0.70%
	Total Deal	$142,550,000				
	Overcollateralization	$502,488				
	Total Collateral	$143,052,488				

* Initial OC is 0.35% fully funded at Closing.

** Includes target OC after Stepdown Date of 0.7% of current balance with a minimum floor of 0.35% of original collateral balance

Stepup Trigger: None

Stepdown Triggers:	1) 60+ Delinquency Trigger of [50.00]%	
	2) Cumulative Loss Test as described below:	
	Months	Cum Loss Trigger
	37 to 48	[0.50]%
	49 to 60	[0.75]%
	61 onward	[0.75]%

Group 2 Credit Enhancement

Class	Moody's / S&P:	Group Size	Class Size	Initial Enhancement*	Target Enhancement*	Stepdown Target Enhancement**
A-II	Aaa/AAA	$156,751,000	94.45%	5.55%	5.55%	11.10%
M-II-1	Aa2/AA	$3,485,000	2.10%	3.45%	3.45%	6.90%
M-II-2	Not Offered	$2,489,000	1.50%	1.95%	1.95%	3.90%
M-II-3	Baa2/BBB	$1,244,000	0.75%	1.20%	1.20%	2.40%
M-II-4	Baa3/BBB-	$414,000	0.25%	0.95%	0.95%	1.90%
	Total Deal	$164,383,000				
	Overcollateralization	$1,579,789				
	Total Collateral	$165,962,789				

* Initial OC is 0.95% fully funded at Closing.

** Includes target OC after Stepdown Date of 1.9% of current balance with a minimum floor of 0.50% of original collateral balance

Stepup Trigger: None

Stepdown Triggers:
1) 60+ Delinquency Trigger of [40.00]%
2) Cumulative Loss Test as described below:

Months	Cum Loss Trigger
37 to 48	[0.50]%
49 to 60	[0.75]%
61 onward	[1.00]%

Pricing Speed

The pricing speed for the transaction will be 20% CPR for the fixed rate collateral and 25% CPR for the ARMs.


Merrill Lynch

Collateral Comparables

RAAC 2004-SP3	TBD	309.02	46	54	0	5.415	2.264	48	329	278,643	1	69	698	2	5	72	105	17	7	1	81	21	79	88	CA	31	MA	15	2	27
IMM 2004-9	10/27/04	2,060.00	10	90	3	5.962	4.033	28	355	242,687	0	51	692	0	1	77	100	17	2	0	83	29	22	83	CA	59	FL	9	74	27
IMM 2004-8 (Grp 1&2)	09/25/04	1,480.29	2	98	2	5.885	4.038	11	359	296,560	0	52	690	0	1	78	100	18	1	0	82	23	57	83	CA	62	FL	8	52	24
HMAC 2004-5	09/23/04	414.31	31	69	N/A	6.225	3.465	30	349	211,917	1	43	692	0	2	79	100	25	7	0	85	38	25	81	CA	44	GA	10	78	29
HMAC 2004-4	08/16/04	410.13	25	75	N/A	5.960	3.671	34	356	220,369	2	51	690	0	1	79	100	22	2	0	90	31	32	83	CA	56	GA	9	74	30
RAAC 2004-SP2	08/03/04	145.12	100	0	0	6.811	N/A	N/A	275	358,341	0	82	716	1	6	73	95	7	0	0	93	20	100	92	CA	24	TX	15	N/A	N/A
IMM 2004-7	07/27/04	2,130.48	0	100	0	5.422	3.619	28	360	270,228	0	56	700	0	1	77	100	13	1	0	80	24	25	83	CA	61	FL	8	71	26
HMAC 2004-3	06/30/04	421.26	32	68	0	5.532	2.959	N/A	354	253,927	0	52	697	0	1	75	100	3	0	0	79	39	27	80	CA	55	GA	14	61	32
RAAC 2004-SP1	06/18/04	235.68	65	35	7	7.466	3.550	17	205	55,104	29	17	680	0	14	76	216	41	18	1	90	63	26	92	CA	18	TN	16	11	32
IMM 2004-6	06/15/04	2,180.01	8	92	0	5.333	3.328	27	358	268,054	0	54	699	0	1	76	100	14	0	0	79	N/A	N/A	N/A	CA	65	FL	7	69	28
IMM 2004-5	05/21/04	1,425.33	8	92	0	5.286	3.337	33	350	298,098	2	59	704	0	1	76	135	20	4	1	77	30	35	78	CA	63	N/A	N/A	61	31
HMAC 2004-2	05/07/04	397.90	29	71	0	5.568	2.870	N/A	354	246,225	0	52	699	0	2	75	100	15	1	0	60	33	26	81	CA	51	GA	15	41	34
IMM 2004-4	04/23/04	1,244.27	8	92	8	5.895	3.060	23	342	192,454	2	44	697	0	1	79	100	27	7	0	82	29	26	84	CA	56	N/A	N/A	66	30
IMM 2004-3	03/15/04	1,359.11	22	78	0	5.414	3.388	24	357	277,641	0	36	700	0	1	78	100	23	2	0	62	30	23	77	CA	62	N/A	N/A	71	0
HMAC 2004-1	03/04/04	316.33	24	76	0	6.130	3.490	N/A	352	227,900	0	43	689	0	12	80	100	33	11	0	84	31	21	83	CA	35	GA	23	49	33
IMM 2004-2	02/12/04	1,000.00	0	100	0	5.675	3.336	27	359	264,831	0	51	697	0	1	78	100	19	1	0	81	27	20	83	CA	69	FL	7	73	27
IMM 2004-1	01/14/04	1,000.00	0	100	0	5.776	3.477	27	359	253,100	0	46	695	0	2	79	100	24	1	0	82	27	19	85	CA	63	FL	8	71	28
Weighted Average (1)		1,013.76	492	89	1	5.878	3.515	26	352	257,629	1	50	697	0	1.65	77.50	105	19	2	0	79	29	29	82					66	26
Median		1,000.00	16	84	0	5.831	3.465	27	355	253,514	0	51	697	0	1	78	100	19	1	0	82	30	26	83					69	29
RAAC 2004-SP3 Pool Rank		15	3	15	5	14	16	1	15	4	6	2	7	1	4	17	3	12	5	3	11	15	2	3					16	12

(1) Weighted Average does not include RAAC 2004-SP3 transaction.


Merrill Lynch

Enhancement Comparables

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	OC Target	Initial WAC	Initial Bond Coupon	Initial IO Coupon	MI Level	MI Coverage	Total Fees	Initial Net WAC Chg	Gross Excess Interest	Excess Interest Less IO
RAAC 2004-SP3 Group 1	TBD	96.45	1.50	0.00	0.00	0.50	0.00	0.00	0.00	1.10	0.35	0.35	8.081	3.655	0.00	None	0%	0.31	5.77	2.12	2.12
RAAC 2004-SP3 Group 2	TBD	94.45	2.10	0.00	0.00	0.75	0.25	0.00	0.00	1.50	0.95	0.95	4.841	2.401	0.00	None	0%	0.43	4.41	2.01	2.01
IMM 2004-9	Oct-04	83.50	11.00	5.00	0.00	0.00	0.00	0.00	0.00	0.00	0.50	0.50	5.962	1.600	0.00	None	0%	0.40	5.56	3.96	3.96
IMM 2004-8 (Grp 1&2)	Sep-04	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5.930	1.600	0.00	None	0%	0.41	5.52	3.92	3.92
HMAC 2004-5	Sep-04	90.25	3.50	3.65	0.75	1.15	0.00	0.00	0.00	0.00	0.70	0.70	6.225	1.600	0.00	Lender Paid	10%	1.02	5.20	3.60	3.60
HMAC 2004-4	Aug-04	90.25	4.65	3.30	0.60	0.60	0.00	0.00	0.00	0.00	0.60	0.60	5.960	1.600	0.00	Lender Paid	13%	1.02	4.94	3.34	3.34
RAAC 2004-SP2	Aug-04	98.05	0.65	0.50	0.00	0.40	0.00	0.15	0.10	0.15	0.00	0.00	6.811	6.019	0.50	Various	7%	0.29	6.52	0.50	0.00
IMM 2004-7	Jul-04	88.00	12.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.50	5.159	1.895	0.00	Lender Paid	5%	0.80	4.36	2.47	2.47
HMAC 2004-3	Jun-04	91.95	3.25	3.05	0.60	0.65	0.00	0.00	0.00	0.00	0.50	0.50	5.531	1.600	0.00	None	0%	0.42	5.11	3.51	3.51
RAAC 2004-SP1	Jun-04	95.00	2.25	1.75	0.00	1.00	0.00	0.00	0.00	0.00	0.00	1.00	7.466	2.430	1.50	None	0%	0.44	7.03	4.60	3.10
IMM 2004-6	Jun-04	85.75	7.50	6.25	0.00	0.00	0.00	0.00	0.00	0.00	0.50	0.50	5.228	1.600	0.00	None	0%	0.38	4.85	3.25	3.25
IMM 2004-5	May-04	83.00	9.00	8.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.50	5.296	1.600	0.00	Lender Paid	N/A	0.54	4.76	3.16	3.16
HMAC 2004-2	May-04	92.45	3.00	3.00	0.50	0.60	0.00	0.00	0.00	0.00	0.45	0.45	5.568	1.600	0.00	Radian 60 LTV	14%	1.22	4.35	2.75	2.75
IMM 2004-4	Apr-04	82.00	7.25	10.75	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.65	5.779	1.600	0.00	Lender Paid	N/A	0.54	5.24	3.64	3.64
IMM 2004-3	Mar-04	63.35	4.95	10.15	0.00	17.85	0.00	0.00	0.00	0.00	3.70	6.20	5.299	1.600	0.00	None	0%	0.20	5.10	3.50	3.50
HMAC 2004-1	Mar-04	92.05	3.20	2.25	1.50	0.50	0.00	0.00	0.00	0.00	0.50	0.50	6.130	1.600	0.00	Radian 60 LTV	14%	1.22	4.91	3.31	3.31
IMM 2004-2	Feb-04	86.40	6.70	6.40	0.00	0.00	0.00	0.00	0.00	0.00	0.50	0.50	5.675	1.500	0.00	Lender Paid	6%	0.46	5.21	3.71	3.71
IMM 2004-1	Jan-04	89.00	4.85	6.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.50	5.776	1.501	0.00	Lender Paid	0%	0.46	5.32	3.82	3.82
Avg. Enhancements w/ MI (1)		82.50	8.12	9.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.58	5.54	1.600	0.00			0.54	5.00	3.40	3.40
Avg. Enhancements w/o MI (2)		89.81	4.45	3.22	0.25	1.50	0.02	0.01	0.01	0.17	0.58	0.86	5.85	2.113	0.13			0.59	5.26	3.15	3.02

(1) Includes all transactions with mortgage coverage over 30%

(2) Includes all transactions with mortgage coverage under 30%

(3) HMAC is Homestar

(4) IMM is pro rata (and therefore higher enhancement #s)

Issuer Performance by Vintage

Cummulative Losses

2000			2001			2002			2003		
Issuer	Age	Loss	Issuer	Age	Loss	Issuer	Age	Loss	Issuer	Age	Loss
Sovereign	43	0.00%	Fairfield	35	0.00%	Equicredit	28	0.00%	ABSC	11	0.00%
Comfin	51	0.52%	GMAC	34	0.41%	HomEq	27	0.00%	American General	14	0.00%
Novastar	48	0.83%	ACE	32	0.49%	Accredited	21	0.11%	Encore	14	0.00%
Home Loan	52	0.97%	Novastar	36	0.55%	First Franklin	20	0.15%	Fieldstone	9	0.00%
First Franklin	48	1.07%	Countrywide	38	0.65%	Merrill Lynch	19	0.16%	Merrill Lynch	8	0.00%
SASCO	49	1.54%	First Franklin	33	0.74%	Wells Fargo	23	0.19%	National City	7	0.00%
GMAC	48	1.65%	CDC	32	0.99%	Chase Corresponde	28	0.20%	Soundview	7	0.00%
Golden National	43	1.67%	Lehman	34	1.05%	Novastar	24	0.20%	Citigroup SSB	12	0.01%
Unknown	46	1.92%	Chase Corresponde	36	1.12%	Countrywide	23	0.22%	Town & Country	12	0.01%
Security National	45	2.10%	SASCO	39	1.15%	GMAC	23	0.24%	Wells Fargo	16	0.01%
CSFB	43	2.13%	Ameriquest	34	1.15%	Delta	23	0.30%	Finance America	8	0.02%
Equity One	44	2.33%	Chase	35	1.19%	MSAB	20	0.31%	IndyMac	11	0.02%
DLJ	44	2.35%	Option One	36	1.20%	ABFS	22	0.32%	Countrywide	12	0.02%
Chase	48	2.40%	New Century	34	1.32%	ACE	21	0.34%	Homestar	11	0.02%
Accredited	53	2.43%	Equity One	35	1.43%	GSAMP	20	0.34%	Delta	11	0.03%
New Century	50	2.52%	Advanta	33	1.51%	Chase	24	0.34%	Terwin	9	0.03%
Countrywide	49	2.57%	Household	35	1.53%	Ameriquest	22	0.36%	First Franklin	10	0.03%
PaineWebber	50	2.67%	ABFS	34	1.57%	IndyMac	24	0.37%	Centex	12	0.03%
ABFS	47	2.71%	CSFB	34	1.60%	New Century	23	0.38%	Argent	10	0.04%
IndyMac	46	2.87%	BNC	37	1.68%	Equity One	24	0.39%	MSAB	11	0.04%
First Greensboro	43	3.19%	ABSC	36	1.74%	Option One	25	0.39%	Meritage	7	0.04%
Long Beach	47	3.59%	IndyMac	36	1.77%	Fremont	20	0.39%	HEAT	11	0.04%
MSAB	48	3.60%	Security National	33	1.89%	Argent	23	0.43%	Chase	11	0.05%
AFC	47	3.69%	Centex	36	2.00%	MSDWC	25	0.45%	Aegis	10	0.05%
Option One	50	3.79%	Industry	34	2.08%	Long Beach	23	0.48%	GSAMP	12	0.05%
Industry	48	3.96%	HomEq	40	2.12%	Aames	23	0.51%	ABFS	12	0.05%
Aames	44	4.13%	Wells Fargo	39	2.25%	Centex	24	0.51%	Fifth Third	10	0.05%
Conti	49	4.25%	Long Beach	33	2.26%	Household	22	0.53%	Long Beach	14	0.05%
Centex	47	4.33%	Aames	34	2.43%	Lehman	23	0.56%	Ameriquest	11	0.06%
Ameriquest	50	4.40%	Equicredit	31	2.45%	Industry	23	0.58%	New Century	12	0.06%
WMC	51	4.45%	Soundview	37	2.45%	Saxon	23	0.63%	CDC	12	0.06%
RASC	48	4.55%	RASC	35	2.71%	CDC	23	0.70%	Fremont	12	0.06%
IMC	54	4.57%	RAMPRS	36	2.72%	HEAT	22	0.73%	Saxon	13	0.06%
Saxon	48	4.58%	Bear Stearns	35	2.78%	RAMPRS	23	0.73%	Novastar	11	0.07%
CBASS	48	4.85%	Residential Asset Ft	31	2.78%	WMC	23	0.77%	ACE	9	0.07%
Bear Stearns	44	4.90%	Delta	35	2.89%	Bear Stearns	26	0.88%	Option One	13	0.07%
Delta	48	4.90%	Saxon	35	2.90%	CIT	26	0.90%	Equity One	12	0.07%
Metropolitan	48	5.17%	Citigroup SSB	32	2.95%	ABSC	28	0.98%	Industry	11	0.08%
Mortgage Lenders N	51	5.20%	New South	40	2.95%	RASC	24	1.04%	GMAC	16	0.09%
Conseco	50	5.35%	CIT	32	3.30%	CSFB	27	1.08%	SAIL	11	0.10%
Provident	50	6.73%	Conseco	37	3.85%	Security National	24	1.20%	Chase Corresponde	10	0.10%
Advanta	49	8.58%	CBASS	35	4.17%	CBASS	23	1.45%	Accredited	10	0.10%
Irwin	47	9.59%	ABFC	34	5.00%	Conseco	27	1.98%	CIT	16	0.11%
Homegold	48	20.04%	Unknown	38	6.91%	AFC	28	2.36%	Equifirst	12	0.11%
									Citifinancial	11	0.11%
									RASC	11	0.12%
									RAMPRS	11	0.13%
									CBASS	11	0.18%
									Aames	12	0.18%
									WMC	12	0.19%
									Union Planters	15	0.19%
									SURF	10	0.19%
									Household	10	0.20%
									Provident	11	0.21%
									Bear Stearns	12	0.24%
									Conseco	14	0.29%
									Irwin	16	1.69%

**The information contained herein has been obtained from third-party sources and Merrill Lynch makes no representation regarding its accuracy or completeness. Past performance of transactions should not be assumed to be indicative of future performance of this transaction.

Issuer Performance by Vintage

60+ Deliquency Performance

2000			2001			2002			2003		
Issuer	Age	60+	Issuer	Age	60+	Issuer	Age	60+	Issuer	Age	60+
GMAC	48	2%	Fairfield	35	1%	Equicredit	28	0%	Wells Fargo	16	0%
Irwin	47	5%	GMAC	34	2%	HomEq	27	0%	Fifth Third	10	0%
Conseco	50	10%	Household	35	7%	GMAC	23	2%	GMAC	16	0%
Comfin	51	11%	New South	40	8%	Accredited	21	3%	American General	14	0%
Home Loan	52	11%	Novastar	36	9%	Novastar	24	4%	Chase	11	1%
ABFS	47	13%	HomEq	40	10%	Chase Correspondei	28	5%	Novastar	11	1%
Homegold	48	14%	Advanta	33	10%	Chase	24	5%	Chase Corresponden	10	1%
Sovereign	43	16%	Conseco	37	10%	First Franklin	20	6%	Fieldstone	9	2%
Novastar	48	17%	Unknown	38	11%	Centex	24	8%	Accredited	10	2%
Bear Stearns	44	17%	Chase	35	12%	Merrill Lynch	19	9%	Citigroup SSB	12	2%
Chase	48	18%	Soundview	37	14%	GSAMP	20	10%	Option One	13	2%
Centex	47	18%	ABFS	34	14%	Countrywide	23	10%	First Franklin	10	2%
PaineWebber	50	19%	First Franklin	33	14%	Wells Fargo	23	10%	Soundview	7	3%
Conti	49	19%	Centex	36	15%	Household	22	10%	Centex	12	3%
First Greensboro	43	20%	Chase Correspondent	36	15%	ABFS	22	11%	Countrywide	12	3%
Accredited	53	21%	Residential Asset Func	31	17%	Conseco	27	11%	Merrill Lynch	8	4%
Advanta	49	21%	CIT	32	19%	Option One	25	11%	Delta	11	4%
WMC	51	23%	Bear Stearns	35	21%	MSAB	20	12%	Irwin	16	4%
Metropolitan	48	24%	ACE	32	21%	Saxon	23	12%	Finance America	8	4%
Mortgage Lenders	51	24%	Equity One	35	23%	ACE	21	12%	Equity One	12	4%
Equity One	44	26%	Industry	34	23%	Delta	23	13%	SURF	10	4%
Industry	48	26%	Saxon	35	24%	Equity One	24	13%	Argent	10	4%
Security National	45	27%	CDC	32	24%	Industry	23	13%	National City	7	4%
IMC	54	28%	RAMPRS	36	24%	Fremont	20	13%	CIT	16	4%
SASCO	49	28%	RASC	35	25%	RAMPRS	23	13%	RASC	11	4%
Saxon	48	30%	Option One	36	25%	IndyMac	24	14%	Household	10	4%
RASC	48	30%	Equicredit	31	26%	WMC	23	14%	Citifinancial	11	4%
Countrywide	49	30%	Security National	33	27%	Lehman	23	14%	Terwin	9	4%
New Century	50	30%	Aames	34	27%	CIT	26	14%	Saxon	13	4%
First Franklin	48	31%	Delta	35	27%	Ameriquest	22	14%	RAMPRS	11	4%
Option One	50	32%	CBASS	35	27%	Aames	23	14%	Industry	11	4%
Golden National	43	32%	Ameriquest	34	27%	Argent	23	15%	Meritage	7	4%
Unknown	46	32%	Countrywide	38	28%	HEAT	22	15%	MSAB	11	4%
DLJ	44	33%	ABSC	36	28%	Bear Stearns	26	15%	ABSC	11	5%
CBASS	48	33%	New Century	34	28%	RASC	24	15%	IndyMac	11	5%
AFC	47	35%	CSFB	34	31%	New Century	23	15%	New Century	12	5%
CSFB	43	35%	Lehman	34	31%	CDC	23	17%	SAIL	11	5%
Ameriquest	50	35%	Wells Fargo	39	32%	MSDWC	25	17%	Ameriquest	11	5%
MSAB	48	36%	Long Beach	33	33%	Long Beach	23	19%	GSAMP	12	5%
Aames	44	36%	IndyMac	36	34%	CBASS	23	22%	Aegis	10	5%
Delta	48	36%	BNC	37	35%	CSFB	27	22%	WMC	12	6%
Provident	50	36%	SASCO	39	36%	ABSC	28	22%	Encore	14	6%
Long Beach	47	39%	Citigroup SSB	32	47%	AFC	28	30%	Equifirst	12	6%
IndyMac	46	40%	ABFC	34	49%	Security National	24	45%	HEAT	11	6%
									ACE	9	6%
									Aames	12	6%
									Fremont	12	7%
									CBASS	11	7%
									CDC	12	7%
									Long Beach	14	7%
									Town & Country	12	8%
									ABFS	12	8%
									Homestar	11	8%
									Union Planters	15	11%
									Bear Stearns	12	12%
									Provident	11	13%
									Conseco	14	16%

**The information contained herein has been obtained from third-party sources and Merrill Lynch makes no representation regarding its accuracy or completeness. Past performance of transactions should not be assumed to be indicative of future performance of this transaction.

Issuer Performance by Vintage

Pool Factor Comparison

2000			2001			2002			2003		
Issuer	Age	CPR	Issuer	Age	CPR	Issuer	Age	CPR	Issuer	Age	CPR
Homegold	48	14.60%	Security National	33	18.07%	Security National	24	24.16%	Equifirst	12	14.49%
IMC	54	19.85%	New South	40	24.94%	CIT	26	35.41%	Fifth Third	10	16.25%
Accredited	53	24.46%	Citigroup SSB	32	25.59%	AFC	28	37.09%	National City	7	28.48%
Security National	45	28.07%	Fairfield	35	28.58%	GMAC	23	37.27%	Chase Correspond	10	29.69%
Comfin	51	31.48%	Bear Stearns	35	31.58%	Conseco	27	37.62%	Wells Fargo	16	30.04%
First Greensboro	43	31.68%	HomEq	40	32.05%	Centex	24	38.98%	Chase	11	31.00%
Centex	47	32.12%	CBASS	35	33.29%	MSAB	20	40.21%	CIT	16	31.96%
IndyMac	46	32.34%	Residential Asset F	31	33.75%	Bear Stearns	26	40.70%	Delta	11	32.68%
AFC	47	33.01%	ABFS	34	35.62%	Accredited	21	42.93%	Provident	11	32.77%
Bear Stearns	44	33.16%	Unknown	38	35.85%	Delta	23	43.12%	Soundview	7	33.15%
Conseco	50	34.42%	SASCO	39	36.15%	GSAMP	20	43.19%	RAMPRS	11	34.54%
PaineWebber	50	34.72%	Centex	36	36.29%	ABFS	22	43.44%	Fieldstone	9	35.24%
Conti	49	34.94%	Soundview	37	37.00%	Saxon	23	45.45%	Homestar	11	35.95%
Equity One	44	34.94%	CIT	32	38.75%	Aames	23	45.70%	American General	14	36.66%
Saxon	48	34.97%	Ameriquest	34	39.49%	Equity One	24	46.45%	Conseco	14	36.99%
CBASS	48	35.78%	Conseco	37	39.79%	HomEq	27	46.86%	Citifinancial	11	37.05%
Mortgage Lenders	51	35.90%	CDC	32	42.12%	RAMPRS	23	47.05%	RASC	11	37.30%
Sovereign	43	36.31%	Chase Correspond	36	42.98%	First Franklin	20	47.33%	Novastar	11	37.44%
New Century	50	37.30%	Equity One	35	43.61%	CBASS	23	47.63%	SURF	10	37.92%
Metropolitan	48	37.45%	Delta	35	44.03%	RASC	24	48.05%	Meritage	7	37.99%
Unknown	46	37.71%	Saxon	35	44.43%	Household	22	48.18%	First Franklin	10	38.48%
Advanta	49	39.49%	Equicredit	31	45.03%	Chase	24	48.25%	Saxon	13	38.95%
Delta	48	39.62%	Industry	34	45.11%	Ameriquest	22	50.06%	Bear Stearns	12	38.96%
RASC	48	39.68%	Household	35	45.34%	CSFB	27	50.73%	Aegis	10	39.95%
Industry	48	39.70%	IndyMac	36	46.42%	IndyMac	24	51.50%	Accredited	10	40.30%
ABFS	47	39.88%	Advanta	33	46.72%	Industry	23	52.09%	Equity One	12	40.54%
Countrywide	49	40.46%	Chase	35	46.77%	Novastar	24	54.46%	Argent	10	41.15%
Aames	44	41.73%	RAMPRS	36	46.96%	Equicredit	28	55.10%	CBASS	11	42.08%
GMAC	48	41.83%	RASC	35	47.06%	Wells Fargo	23	55.30%	Centex	12	42.44%
Option One	50	41.99%	Aames	34	48.28%	Long Beach	23	56.39%	Industry	11	42.51%
Ameriquest	50	42.71%	Option One	36	48.38%	Lehman	23	57.42%	Union Planters	15	43.61%
Provident	50	42.95%	Countrywide	38	49.26%	New Century	23	58.20%	Irwin	16	43.95%
SASCO	49	43.17%	CSFB	34	49.86%	Countrywide	23	58.71%	Option One	13	43.97%
DLJ	44	43.79%	GMAC	34	50.22%	ACE	21	59.42%	IndyMac	11	44.09%
Irwin	47	44.54%	Long Beach	33	50.52%	HEAT	22	59.43%	HEAT	11	44.27%
Long Beach	47	46.56%	Wells Fargo	39	50.69%	Chase Correspond	28	59.65%	MSAB	11	44.38%
CSFB	43	47.80%	ABSC	36	50.99%	Fremont	20	60.13%	Household	10	44.52%
Chase	48	49.25%	New Century	34	51.41%	CDC	23	60.56%	Merrill Lynch	8	44.85%
Novastar	48	49.60%	ABFC	34	52.54%	Merrill Lynch	19	61.14%	ACE	9	45.19%
WMC	51	53.52%	First Franklin	33	53.12%	Option One	25	63.12%	Ameriquest	11	45.47%
First Franklin	48	54.41%	Lehman	34	53.87%	MSDWC	25	66.81%	New Century	12	45.99%
MSAB	48	55.50%	Novastar	36	54.01%	WMC	23	68.31%	Terwin	9	46.01%
Home Loan	52	57.57%	ACE	32	57.68%	ABSC	28	72.08%	GMAC	16	46.22%
Golden National	43	64.37%	BNC	37	60.68%	Argent	23	83.78%	Countrywide	12	46.81%
									GSAMP	12	47.32%
									Aames	12	47.44%
									Fremont	12	47.46%
									SAIL	11	48.72%
									Town & Country	12	49.47%
									Encore	14	49.51%
									Citigroup SSB	12	51.96%
									CDC	12	52.31%
									ABFS	12	52.45%
									Long Beach	14	55.58%
									ABSC	11	56.28%
									WMC	12	57.49%
									Finance America	8	59.00%

**The information contained herein has been obtained from third-party sources and Merrill Lynch makes no representation regarding its accuracy or completeness. Past performance of transactions should not be assumed to be indicative of future performance of this transaction.

Issuer Performance by Vintage

2000 Issuer Performance**

2000 Issuer Performance Seller	Bal	% ARM	% FRM	Fact	WAC	Age	30	60	90	Fcl	REO	CLPCT	60+ D
Aames	532.65	51%	49%	20%	11%	44.49	5%	1%	1%	12%	7%	4%	36%
ABFS	257.05	0%	100%	22%	12%	48.24	3%	1%	3%	6%	3%	3%	13%
Accredited	60.03	55%	45%	19%	10%	53.00	4%	1%	2%	7%	3%	2%	21%
Advanta	502.44	27%	73%	27%	10%	49.12	5%	1%	1%	7%	2%	8%	21%
AFC	1,354.12	47%	53%	28%	11%	47.78	9%	5%	28%	10%	4%	4%	35%
Ameriquest	202.59	100%	0%	15%	10%	49.54	3%	2%	4%	10%	4%	4%	35%
Bear Stearns	294.77	15%	85%	34%	10%	44.00	5%	3%	3%	4%	1%	5%	17%
CBASS	843.97	38%	62%	22%	9%	48.08	7%	3%	25%	7%	4%	5%	32%
Centex	877.13	23%	77%	30%	12%	47.04	7%	3%	3%	5%	7%	4%	18%
Chase	477.73	59%	41%	17%	10%	48.45	5%	1%	6%	7%	3%	2%	18%
Comfin	5.96	0%	100%	21%	13%	51.00	4%	2%	8%	5%	1%	1%	11%
Conseco	1,493.91	18%	82%	25%	0%	47.97	2%	0%	0%	10%	0%	5%	10%
Conti	194.43	14%	86%	22%	10%	49.00	9%	4%	15%	4%	3%	4%	19%
Countrywide	2,945.93	47%	53%	15%	10%	48.98	4%	1%	1%	10%	6%	3%	30%
CSFB	135.38	100%	0%	14%	11%	43.00	4%	1%	3%	10%	5%	2%	35%
Delta	357.20	15%	77%	21%	11%	48.40	7%	2%	4%	13%	5%	5%	36%
DLJ	163.99	11%	89%	15%	12%	43.90	4%	3%	4%	12%	5%	2%	31%
Equity One	49.09	0%	100%	26%	11%	44.00	6%	2%	5%	15%	4%	2%	26%
First Franklin	77.44	100%	0%	9%	10%	47.68	5%	2%	8%	9%	4%	1%	31%
First Greensboro	211.12	28%	72%	22%	10%	43.00	9%	4%	10%	6%	6%	3%	20%
GMAC	1,631.17	99%	1%	28%	5%	47.40	2%	1%	2%	1%	0%	2%	2%
Golden National	5.83	0%	100%	14%	0%	43.00	14%	4%	6%	9%	13%	2%	32%
Home Loan	15.89	21%	79%	15%	10%	52.00	3%	1%	3%	7%	1%	1%	11%
Homegold	18.14	0%	100%	28%	0%	47.92	5%	0%	3%	7%	6%	20%	14%
IMC	108.13	16%	84%	21%	10%	54.00	7%	5%	6%	8%	2%	5%	28%
Index	22,002.15	50%	49%	21%	10%	47.87	5%	2%	5%	9%	5%	4%	26%
IndyMac	273.60	56%	44%	18%	9%	45.52	12%	5%	6%	18%	9%	3%	40%
Irwin	285.43	26%	74%	17%	14%	46.66	5%	2%	2%	2%	1%	9%	5%
Long Beach	1,050.55	77%	23%	19%	11%	46.11	6%	2%	2%	11%	11%	4%	39%
Metropolitan	192.85	4%	96%	26%	11%	47.11	3%	2%	5%	7%	4%	5%	24%
Mortgage Lenders N	49.44	0%	100%	23%	0%	51.00	3%	2%	1%	7%	4%	5%	24%
MSAB	50.49	100%	0%	14%	10%	48.00	5%	2%	2%	12%	9%	4%	36%
New Century	260.04	66%	34%	17%	11%	49.48	3%	3%	15%	8%	4%	2%	27%
Novastar	79.51	100%	0%	14%	10%	48.42	2%	1%	0%	4%	4%	1%	17%
Option One	724.81	36%	64%	16%	11%	48.66	3%	1%	1%	11%	5%	4%	32%
PaineWebber	45.68	0%	100%	22%	0%	50.00	7%	3%	12%	3%	1%	3%	19%
Provident	619.45	35%	65%	25%	11%	50.45	7%	2%	1%	12%	10%	7%	36%
RASC	2,332.91	57%	43%	19%	10%	48.22	6%	2%	8%	15%	5%	5%	30%
SASCO	1,788.80	94%	6%	15%	10%	48.62	3%	1%	1%	8%	4%	2%	28%
Saxon	1,041.53	35%	65%	18%	11%	47.24	7%	2%	1%	8%	4%	5%	30%
Security National	32.05	0%	0%	43%	10%	45.00	4%	5%	21%	12%	3%	2%	27%
Sovereign	87.06	0%	100%	24%	10%	43.00	2%	1%	1%	5%	3%	0%	16%
Unknown	203.38	60%	40%	20%	0%	46.00	10%	4%	1%	13%	3%	2%	32%
WMC	68.48	0%	100%	16%	9%	51.00	5%	2%	2%	15%	5%	4%	23%

**The information contained herein has been obtained from third-party sources and Merrill Lynch makes no representation regarding its accuracy or completeness. Past performance of transactions should not be assumed to be indicative of future performance of this transaction.


Merrill Lynch

2001 Issuer Performance**

2001 Issuer Performance													
Seller	Bal	% ARM	% FRM	Fact	WAC	Age	30	60	90	Fcl	REO	CLPCT	60+ D
Aames	769.00	30%	70%	27%	10%	35.24	7%	3%	3%	8%	3%	3%	28%
ABFC	22.65	100%	0%	26%	10%	34.00	5%	2%	6%	17%	3%	5%	49%
ABFS	374.00	0%	100%	32%	12%	34.18	2%	2%	3%	7%	3%	2%	14%
ABSC	561.41	100%	0%	17%	10%	37.16	5%	2%	3%	9%	4%	2%	29%
ACE	157.20	100%	0%	22%	10%	32.00	2%	1%	1%	4%	5%	0%	21%
Advanta	528.19	20%	80%	33%	0%	33.00	4%	1%	3%	4%	1%	2%	10%
Ameriquest	670.64	59%	41%	22%	10%	33.85	3%	2%	3%	8%	5%	1%	28%
Bear Stearns	348.63	0%	100%	30%	10%	35.99	5%	2%	4%	3%	1%	2%	16%
BNC	432.20	100%	0%	16%	11%	37.00	5%	2%	6%	8%	5%	2%	35%
CBASS	1,055.71	25%	43%	32%	10%	34.75	8%	4%	21%	7%	4%	4%	27%
CDC	91.11	81%	19%	23%	10%	32.00	4%	1%	3%	6%	4%	1%	24%
Centex	1,073.48	13%	87%	37%	11%	36.40	6%	2%	2%	5%	6%	2%	15%
Chase	1,836.95	66%	34%	27%	9%	35.40	4%	1%	4%	6%	2%	1%	12%
Chase Correspondent	811.59	62%	38%	19%	0%	35.02	5%	1%	6%	6%	1%	1%	15%
CIT	57.10	29%	71%	30%	9%	32.00	6%	1%	2%	3%	5%	3%	19%
Citigroup SSB	119.12	0%	100%	55%	9%	32.00	12%	7%	15%	8%	3%	3%	47%
Conseco	1,832.41	0%	100%	29%	12%	37.96	3%	1%	1%	9%	0%	4%	10%
Countrywide	1,109.27	54%	46%	18%	10%	39.41	5%	1%	2%	10%	6%	1%	28%
CSFB	3,707.68	74%	21%	28%	10%	32.50	6%	2%	2%	11%	5%	1%	28%
Delta	285.63	22%	78%	33%	11%	35.44	6%	3%	5%	8%	4%	3%	27%
Equicredit	28,616.34	43%	57%	29%	10%	31.00	6%	2%	3%	9%	4%	3%	27%
Equity One	361.76	23%	77%	32%	10%	34.02	4%	2%	6%	11%	2%	1%	22%
Fairfield	62.24	0%	100%	27%	15%	35.00	1%	1%	0%	0%	0%	0%	1%
First Franklin	1,029.22	100%	0%	24%	9%	33.04	5%	2%	6%	5%	2%	1%	14%
GMAC	463.16	59%	41%	36%	9%	34.74	1%	0%	1%	0%	0%	0%	1%
HomEq	3,112.43	0%	67%	32%	9%	40.00	3%	1%	2%	5%	2%	2%	10%
Household	422.12	0%	100%	26%	0%	34.79	4%	1%	6%	0%	0%	2%	7%
Index	69,161.13	49%	48%	28%	10%	33.52	5%	2%	3%	9%	4%	2%	25%
IndyMac	1,014.80	56%	44%	25%	9%	34.09	7%	4%	3%	14%	7%	2%	30%
Lehman	820.70	59%	25%	19%	10%	34.47	5%	1%	1%	9%	9%	1%	32%
Long Beach	6,287.67	100%	0%	29%	10%	33.16	6%	2%	3%	10%	9%	2%	33%
New Century	1,318.38	100%	0%	20%	10%	35.18	6%	1%	4%	7%	5%	1%	30%
New South	721.46	0%	100%	36%	10%	40.00	1%	0%	0%	3%	2%	3%	8%
Novastar	276.38	100%	0%	23%	9%	35.76	3%	1%	0%	4%	4%	1%	9%
Option One	2,015.73	20%	80%	22%	10%	36.76	3%	1%	1%	9%	4%	1%	26%
RAMPRS	540.80	41%	59%	21%	9%	36.10	5%	2%	5%	14%	3%	3%	24%
RASC	3,465.10	57%	43%	28%	10%	35.28	6%	2%	6%	13%	4%	3%	25%
Residential Asset Fundir	330.42	0%	100%	37%	11%	31.00	9%	3%	6%	8%	1%	3%	17%
SASCO	136.65	67%	33%	15%	10%	39.40	3%	1%	1%	9%	9%	1%	38%
Saxon	1,724.26	48%	52%	28%	10%	34.76	7%	2%	1%	8%	4%	3%	23%
Security National	76.05	47%	53%	56%	10%	33.33	4%	4%	22%	8%	5%	2%	27%
Soundview	110.42	25%	75%	29%	10%	37.00	4%	4%	1%	4%	1%	2%	14%
Unknown	182.41	0%	100%	24%	13%	38.00	3%	1%	2%	0%	0%	7%	11%
Wells Fargo	228.70	100%	0%	17%	11%	39.00	4%	1%	2%	4%	7%	2%	32%

**The information contained herein has been obtained from third-party sources and Merrill Lynch makes no representation regarding its accuracy or completeness. Past performance of transactions should not be assumed to be indicative of future performance of this transaction.

Issuer Performance by Vintage

2002 Issuer Performance**

2002 Issuer Performance

Seller	Bal	% ARM	% FRM	Fact	WAC	Age	30	60	90	Fcl	REO	CLPCT	60+ D
Aames	3,690.47	42%	29%	47%	8%	21.52	5%	1%	1%	5%	2%	0%	12%
ABFS	531.43	0%	100%	47%	11%	21.80	2%	1%	3%	5%	1%	0%	11%
ABSC	533.10	100%	0%	30%	9%	27.87	5%	1%	3%	9%	3%	1%	22%
Accredited	1,149.16	65%	35%	57%	7%	20.63	0%	0%	0%	1%	0%	0%	2%
ACE	3,666.36	85%	5%	43%	8%	20.01	3%	1%	1%	3%	2%	0%	10%
AFC	1,072.25	34%	66%	37%	9%	28.28	7%	3%	6%	17%	4%	2%	31%
Ameriquest	7,207.44	66%	34%	39%	8%	21.12	2%	1%	2%	5%	2%	0%	14%
Argent	1,490.45	100%	0%	30%	8%	23.00	3%	2%	4%	4%	2%	0%	15%
Bear Stearns	357.55	22%	78%	34%	9%	26.52	5%	3%	3%	4%	1%	1%	15%
CBASS	2,705.93	29%	55%	45%	9%	23.50	7%	3%	15%	5%	3%	1%	20%
CDC	620.19	71%	29%	40%	9%	22.95	4%	1%	2%	5%	3%	1%	17%
Centex	1,994.62	54%	46%	49%	10%	24.01	5%	1%	1%	3%	3%	1%	8%
Chase	5,695.21	53%	47%	44%	8%	24.67	2%	0%	1%	3%	1%	0%	5%
Chase Correspondent	197.86	49%	51%	23%	0%	28.00	3%	1%	2%	1%	0%	0%	5%
CIT	1,792.82	26%	74%	43%	9%	26.37	7%	2%	7%	5%	4%	1%	14%
Conseco	739.22	24%	76%	41%	11%	25.94	2%	1%	0%	5%	3%	2%	11%
Countrywide	7,051.13	16%	18%	42%	8%	21.68	3%	1%	1%	3%	1%	0%	8%
CSFB	3,320.44	81%	19%	34%	9%	27.30	5%	2%	2%	9%	3%	1%	22%
Delta	930.48	35%	65%	47%	9%	23.37	4%	1%	2%	5%	2%	0%	14%
Equicredit	1,820.85	0%	100%	23%	0%	28.00	0%	0%	0%	0%	0%	0%	0%
Equity One	1,325.83	30%	70%	41%	9%	23.75	4%	1%	4%	7%	1%	0%	13%
First Franklin	9,210.98	100%	0%	56%	7%	20.49	1%	0%	0%	2%	1%	0%	6%
Fremont	1,988.42	77%	0%	48%	9%	19.76	5%	2%	2%	4%	2%	0%	13%
GMAC	738.79	62%	38%	61%	5%	23.37	1%	0%	0%	0%	0%	0%	2%
GSAMP	1,242.08	60%	0%	48%	8%	20.00	4%	1%	2%	3%	1%	0%	10%
HEAT	10,123.34	100%	0%	44%	9%	21.79	4%	1%	2%	6%	2%	1%	15%
HomEq	32.65	0%	100%	59%	0%	27.00	0%	0%	0%	0%	0%	0%	0%
Household	12,441.24	80%	20%	40%	10%	20.03	5%	2%	2%	3%	2%	0%	10%
Index	168,114.63	73%	18%	43%	9%	22.60	4%	1%	2%	5%	2%	1%	13%
IndyMac	497.62	34%	66%	38%	9%	23.58	6%	2%	2%	7%	2%	0%	14%
Lehman	15,354.33	93%	0%	45%	9%	21.49	4%	1%	2%	5%	2%	1%	13%
Long Beach	16,402.05	94%	0%	41%	9%	23.02	5%	2%	2%	6%	4%	1%	19%
Merrill Lynch	377.34	100%	0%	48%	9%	19.00	4%	1%	0%	5%	1%	0%	9%
MSAB	1,660.08	57%	0%	55%	8%	20.00	3%	2%	0%	5%	1%	0%	12%
MSDWC	1,668.05	100%	0%	36%	9%	24.20	5%	2%	1%	7%	2%	0%	16%
New Century	9,686.77	70%	3%	44%	8%	21.97	5%	1%	1%	4%	2%	0%	14%
Novastar	680.12	77%	0%	46%	8%	23.89	1%	0%	0%	1%	1%	0%	4%
Option One	12,779.59	92%	5%	41%	9%	23.76	2%	0%	0%	4%	1%	0%	9%
RAMPRS	2,695.28	33%	67%	40%	8%	23.03	3%	2%	2%	8%	2%	1%	14%
RASC	14,412.24	67%	33%	44%	9%	25.03	5%	2%	4%	8%	2%	1%	16%
Saxon	4,070.53	65%	35%	44%	9%	23.57	5%	2%	1%	4%	2%	1%	12%
Security National	142.90	0%	53%	71%	10%	24.33	2%	4%	27%	11%	3%	1%	45%
Wells Fargo	1,661.84	72%	4%	46%	9%	21.49	2%	0%	0%	4%	2%	0%	9%
WMC	2,355.57	81%	3%	41%	9%	22.21	5%	2%	3%	3%	1%	1%	12%

**The information contained herein has been obtained from third-party sources and Merrill Lynch makes no representation regarding its accuracy or completeness. Past performance of transactions should not be assumed to be indicative of future performance of this transaction.

2003 Issuer Performance**

2003 Issuer Performance													
Seller	Bal	% ARM	% FRM	Fact	WAC	Age	30	60	90	Fcl	REO	CLPCT	60+ D
Aames	2,756.72	0%	11%	78%	8%	9.64	3%	1%	3%	2%	0%	0%	5%
ABFS	599.72	0%	100%	67%	10%	12.37	4%	2%	3%	3%	0%	0%	8%
ABSC	7,017.41	61%	6%	71%	0%	11.00	4%	1%	0%	2%	0%	0%	5%
Accredited	3,771.44	67%	33%	80%	7%	10.38	1%	1%	3%	1%	0%	0%	2%
ACE	2,379.48	77%	0%	69%	8%	9.00	2%	0%	0%	3%	1%	0%	6%
Aegis	961.13	95%	5%	74%	8%	10.79	3%	1%	1%	3%	0%	0%	6%
American General	138.95	0%	100%	54%	11%	14.00	1%	0%	0%	0%	0%	0%	0%
Ameriquest	62,944.62	29%	22%	71%	8%	10.65	2%	1%	1%	2%	0%	0%	5%
Argent	61,485.62	54%	7%	79%	7%	9.79	1%	1%	1%	2%	0%	0%	4%
Bear Stearns	3,088.35	8%	53%	67%	8%	12.30	4%	2%	1%	5%	1%	0%	14%
CBASS	7,350.99	56%	35%	73%	7%	9.91	4%	2%	4%	2%	0%	0%	6%
CDC	4,362.66	41%	0%	69%	8%	11.26	3%	1%	1%	3%	1%	0%	7%
Centex	3,395.54	59%	41%	71%	0%	12.76	3%	1%	0%	1%	1%	0%	3%
Chase	9,635.20	37%	63%	81%	0%	11.48	1%	0%	0%	1%	0%	0%	1%
Chase Correspondent	2,426.65	15%	85%	84%	0%	8.83	1%	0%	0%	0%	0%	0%	1%
CIT	638.02	0%	100%	68%	8%	16.00	3%	1%	3%	1%	1%	0%	4%
Citifinancial	4,920.05	44%	56%	72%	8%	11.14	1%	0%	2%	0%	0%	0%	4%
Citigroup SSB	253.49	43%	0%	68%	7%	11.99	2%	0%	0%	1%	0%	0%	2%
Conseco	245.19	41%	59%	56%	11%	13.54	7%	3%	3%	5%	2%	0%	16%
Countrywide	46,119.59	43%	45%	74%	7%	11.06	2%	0%	0%	2%	0%	0%	3%
Delta	2,315.90	16%	84%	85%	8%	10.19	2%	0%	0%	2%	0%	0%	4%
Encore	932.90	0%	0%	56%	8%	14.00	3%	0%	1%	2%	1%	0%	6%
Equifirst	3,316.91	9%	16%	87%	7%	10.82	2%	1%	0%	1%	0%	0%	5%
Equity One	7,481.59	34%	66%	75%	8%	11.65	2%	1%	1%	2%	0%	0%	4%
Fieldstone	2,555.14	100%	0%	85%	7%	9.00	1%	0%	0%	1%	0%	0%	2%
Fifth Third	772.84	100%	0%	86%	4%	10.00	0%	0%	0%	0%	0%	0%	0%
Finance America	1,474.19	63%	0%	76%	8%	8.00	3%	1%	1%	1%	0%	0%	4%
First Franklin	25,414.62	100%	0%	80%	7%	10.33	2%	0%	0%	2%	0%	0%	3%
Fremont	15,776.28	91%	0%	70%	8%	11.87	4%	2%	1%	2%	1%	0%	7%
GMAC	790.08	63%	37%	78%	0%	16.00	1%	0%	0%	0%	0%	0%	0%
GSAMP	2,183.29	64%	0%	66%	8%	13.24	3%	0%	1%	3%	1%	0%	7%
HEAT	25,772.77	96%	0%	76%	0%	11.38	3%	1%	1%	3%	1%	0%	6%
Homestar	1,742.90	100%	0%	71%	9%	11.00	4%	1%	0%	4%	1%	0%	8%
Household	8,220.88	78%	22%	69%	11%	9.36	3%	1%	3%	8%	0%	0%	4%
Index	719,746.09	53%	16%	74%	8%	11.10	2%	1%	1%	2%	0%	0%	4%
IndyMac	1,881.26	74%	26%	67%	8%	11.00	3%	1%	1%	2%	0%	0%	5%
Irwin	900.66	24%	0%	60%	0%	16.00	1%	0%	1%	0%	0%	2%	4%
Long Beach	18,879.81	50%	1%	65%	8%	14.06	2%	1%	1%	2%	1%	0%	7%
Meritage	1,579.01	89%	0%	88%	8%	7.00	2%	1%	0%	2%	0%	0%	4%
Merrill Lynch	180.89	0%	100%	76%	8%	8.00	3%	1%	0%	1%	0%	0%	4%
MSAB	9,090.29	51%	0%	73%	8%	11.14	3%	1%	0%	2%	1%	0%	4%
National City	367.51	0%	100%	80%	9%	7.00	4%	1%	1%	1%	0%	0%	4%
New Century	84,036.11	67%	3%	71%	8%	11.54	3%	1%	0%	2%	0%	0%	5%
Novastar	35,359.41	0%	3%	82%	0%	10.85	0%	0%	0%	0%	0%	0%	1%
Option One	54,017.11	33%	0%	70%	8%	12.61	1%	0%	0%	1%	0%	0%	2%
Provident	171.13	0%	100%	65%	11%	11.00	8%	3%	3%	3%	1%	0%	13%
RAMPRS	37,949.40	55%	45%	82%	8%	10.51	2%	1%	1%	2%	0%	0%	4%
RASC	41,557.75	65%	35%	79%	8%	11.06	3%	1%	1%	2%	0%	0%	4%
SAIL	89,165.57	55%	4%	71%	8%	11.08	3%	1%	1%	2%	0%	0%	5%
Saxon	8,260.21	65%	35%	76%	7%	11.60	4%	1%	0%	2%	0%	0%	4%
Soundview	316.98	0%	100%	86%	7%	7.00	2%	1%	0%	2%	0%	0%	3%
SURF	2,862.96	70%	30%	85%	8%	8.54	3%	1%	2%	1%	0%	0%	3%
Terwin	1,004.75	0%	40%	77%	7%	8.42	2%	1%	1%	2%	0%	0%	5%
Town & Country	963.42	77%	0%	54%	8%	12.00	2%	1%	1%	3%	2%	0%	8%
Union Planters	52.76	0%	100%	56%	9%	15.00	5%	2%	1%	3%	1%	0%	11%
Wells Fargo	367.63	64%	36%	63%	8%	16.00	0%	0%	0%	0%	0%	0%	0%
WMC	7,540.33	61%	0%	68%	8%	10.72	2%	1%	1%	2%	0%	0%	4%

**The information contained herein has been obtained from third-party sources and Merrill Lynch makes no representation regarding its accuracy or completeness. Past performance of transactions should not be assumed to be indicative of future performance of this transaction.

ABS New Transaction

Computational Materials

$[306,933,000] (approximate)
Mortgage Loan Asset-Backed Certificates,
RAAC Series 2004-SP3

GMAC RFC

RAAC Series 2004-SP3 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about November 4, 2004
	Settlement Date:	On or about November 10, 2004
	First Payment Date:	November 26, 2004
Structure:	Group I (Fixed)	$[143,052,488] senior/subordinate structure
	Group II (ARMs)	$[165,962,789] senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

Deleted: 2,550,000

Deleted: 4,383,000

November 2, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Fred Hubert	(212) 449-5071
Alan Chan	(212) 449-8140
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-0425

Trading

Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Edgar Seah	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE COLLATERAL BALANCES AS OF [OCTOBER 1], 2004 (THE "CUT-OFF DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

RAAC Series 2004-SP3 Trust Structural Summary

November 2, 2004
$[306,933,000] (Approximate - Subject to Revision)

Characteristics of the Certificates [1], [2], [3]

Class	Loan Group		Expected Amount ($)	Expected Ratings (S&P/Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call / Maturity	Pmt. Window (mos.) to Call / Maturity	Exp. Maturity to Call / Maturity	Final Scheduled Maturity [10]
A-I-1	1	$	59,003,000	AAA / Aaa	Sr Fltr [4]	0	Actual/360	1.00 / 1.00	1 - 27 / 1 - 27	01/07 / 01/07	March 2022
A-I-2	1	$	28,020,000	AAA / Aaa	Sr Fxd [6]	24	30/360	3.00 / 3.00	27 - 49 / 27 - 49	11/08 / 11/08	November 2027
A-I-3	1	$	37,154,000	AAA / Aaa	Sr Fxd [5, 6]	24	30/360	6.89 / 8.02	49 - 111 / 49 - 252	01/14 / 10/25	September 2034
A-I-4	1	$	13,797,000	AAA / Aaa	Sr Fxd – NAS [6]	24	30/360	6.63 / 6.73	37 - 111 / 37 - 249	01/14 / 07/25	December 2032
M-I-1	1	$	2,288,000	AA / Aa2	Mez Fxd [7]	24	30/360	6.03 / 6.28	37 - 111 / 37 - 142	01/14 / 08/16	September 2034
M-I-2	[illegible]	$	1,573,000					*Not Offered Hereby*			
M-I-3	1	$	715,000	BBB / Baa2	Mez Fxd [7]	24	30/360	4.37 / 4.37	37 - 77 / 37 - 77	03/11 / 03/11	September 2034
A-II	2	$	156,751,000	AAA / Aaa	Sr Fltr [5][8]	0	Actual/360	2.91 / 3.17	1 - 93 / 1 - 202	07/12 / 08/21	September 2034
M-II-1	2	$	3,485,000	AA / Aa2	Mez Fltr [5, 9]	0	Actual /360	5.09 / 5.36	37 - 93 / 37 - 123	07/12 / 01/15	September 2034
M-II-2	2	$	2,489,000					*Not Offered Hereby*			
M-II-3	2	$	1,244,000	BBB / Baa1	Mez Fltr [5, 9]	0	Actual /360	4.68 / 4.68	37 - 83 / 37 - 83	09/11 / 09/11	September 2034
M-II-4	2	$	414,000	BBB- / Baa3	Mez Fltr [5, 9]	0	Actual /360	4.22 / 4.22	37 - 64 / 37 - 64	02/10 / 02/10	September 2034
Total		$	306,933,000								

Notes:

(1) Class sizes subject to a permitted variance in the aggregate of 10%.

(2) Pricing Prepayment Assumption: Group I Loans: 20% CPR
Group II Loans: 25% CPR

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call and (ii) to maturity.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) If the 10% optional call is not exercised in respect of Group I, the coupon on the Class A-I-3 Certificates will increase by 0.50% per annum, beginning on the second Distribution Date after the first possible optional call date in respect of Group I. If the 10% optional call is not exercised in respect of Group II, the margin on the Class A-II Certificates will double and the margin on the Class M-II Certificates will increase to 1.5x the original margin, in each case beginning on the second Distribution Date after the first possible optional call date in respect of Group II.

(6) The pass-through rates on the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates will be equal to the related fixed rate per annum, and in the case of the Class A-I-3 and Class A-I-4 Certificates, will be subject to the Group I Net WAC Cap.

(7) The pass-through rates on the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum and will be subject to the Group I Net WAC Cap.

(8) The pass-through rate on the Class A-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

(9) The pass-through rates on the Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

(10) Calculated based on 0% CPR, no losses, no excess cashflow, no overcollateralization, to maturity and Final Scheduled Maturity on Class A-I-3, Class A-II and the Class M Certificates being one month after the maturity date of the latest maturing loan.

Deleted: 11/04 / 11/04
Deleted: January
Deleted: 8
Deleted: 01/07 / 01/07
Deleted: August
Deleted: 11/08 / 11/08
Formatted: Left, Tabs: 0.46", Centered
Deleted: January 2033
Deleted: 11/07 / 11/07
Deleted: August
Deleted: 11/07 / 11/07
Deleted: August
Deleted: 11/07 / 11/07
Deleted: August
Deleted: 11/04 / 11/04
Deleted: August
Deleted: 11/07 / 11/07
Deleted: August
Deleted: 2
Deleted: 11/07 / 11/07
Deleted: August
Deleted: 11/07 / 11/07

Issuer: RAAC Series 2004-SP3 Trust.

Certificates: The Class A-I-1 through Class A-I-4 Certificates (collectively, the "Class A-I Certificates") are backed by first lien, fixed-rate mortgage loans (the "Group I Loans").

The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans").

The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates."

The Class M-I-1 through Class M-I-3 Certificates (collectively, the "Class M-I Certificates") are backed by the Group I Loans.

The Class M-II-1 through Class M-II-4 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II Loans.

Class M-I-1 Certificates and Class M-II-1 Certificates (the "Class M-1 Certificates");
Class M-I-2 Certificates and Class M-II-2 Certificates (the "Class M-2 Certificates");
Class M-I-3 Certificates and Class M-II-3 Certificates (the "Class M-3 Certificates");
Class M-II-4 Certificates (the "Class M-4 Certificates").

The Class M-I-2 Certificates and the Class M-II-2 Certificates are not offered hereby.

Lead Manager: Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Co-Managers: Credit Suisse First Boston LLC and Residential Funding Securities Corporation.

Depositor: Residential Asset Mortgage Products, Inc. ("RAMP").

Trustee: JPMorgan Chase Bank.

Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").

Subservicer: Primary servicing will be provided by Bank of America, N.A. with respect to approximately 30.85% of the Group I Loans and 77.76% of the Group II Loans, Cendant Mortgage Corporation with respect to approximately 33.80% of the Group I Loans and 20.23% of the Group II Loans, and Cambridge Mortgage Corporation with respect to 28.28% of the Group I Loans and none of the Group II Loans.

Cut-off Date: October 1, 2004.

Settlement Date: On or about November [10], 2004.

Distribution Dates: 25th of each month (or the next business day if such day is not a business day) commencing on November 26, 2004.

Form of Certificates: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: For the Class A and Class M-1 Certificates: $25,000 and integral multiples of $1 in excess thereof. For the Class M-2 and Class M-3 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: It is expected that, as of the Settlement Date, the Class A Certificates and Class M Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions.

Legal Investment: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description: Two loan groups: Group I (fixed) and Group II (adjustable).

- Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $143,052,488 as of the Cut-off Date.
- Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $165,962,789 as of the Cut-off Date.

Approximately 56.34% of the Group II Loans provide for an initial interest only period of up to 10 years.

Pricing Prepayment Assumption:

Group I – 20% CPR.
Group II – 25% CPR.

Optional Calls: If the aggregate principal balance of the mortgage loans in either Group I or Group II falls below 10% of the original aggregate principal balance thereof (each, an "Optional Call Date"), the Master Servicer may terminate the portion of the trust related to that loan group. The optional calls are independent of each other.

The Principal Investment Activities Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's Principal Investment Activities Program ("PIA"). The PIA program, among other types of collateral, targets seasoned assets offered in the secondary market. These loans may be called loans, loans acquired as part of portfolio sales, or may be loans with program exceptions or may be secured by unusual property types. The loans may have document deficiencies or have prior and/or current delinquencies or a combination of one or more of the foregoing.

The PIA program's process for acquiring a loan is intended to determine whether the characteristics of the loan, the borrower and the collateral, taken as a whole, represent an acceptable lending risk. The factors considered may include:

- the mortgage loan's payment terms and characteristics;
- the borrower's credit profile, both current and, if available, at origination;
- an analysis of the mortgagor's ability and willingness to make full and timely repayment;
- the value of the mortgaged property, as evidenced by a broker's price opinion, statistical value or comparison with real estate listings of comparable properties; and
- the quality of the available legal documentation associated with the loan, including certain aspects of compliance with relevant laws.

PIA's due diligence is tailored to address the particular risk profile of each acquisition.

Mortgage loans acquired under the PIA program may have unusual payment terms and characteristics. For example, they may be balloon loans, negative amortization loans, may have some of their payments deferred (documented and undocumented), may provide for simple interest or may adjust based on an uncommon index. The loans may have been modified following a payment delinquency, and as a result the final maturity of the loan may have been extended, or a balloon payment may be required to be paid by the borrower at the maturity of the loan.

The values of mortgaged properties securing loans acquired under the PIA program obtained are generally compared to an estimated value, recent listings of comparable properties, statistical values and/or broker's price opinions.

The PIA program loans may have missing or defective loan documentation. Mortgage notes, intervening assignments and title insurance may not be included in the related mortgage file. Residential Funding Corporation will not be obligated to repurchase any PIA program loan because of such missing or defective documentation unless the omission or defect materially interferes with the servicer's or master servicer's ability to foreclose on the related mortgaged property.

Credit Enhancement:

A. Subordination

Except as described below, if the Class M Certificates remain outstanding, losses on the mortgage loans of a loan group which are not covered by excess cash flow or overcollateralization will be allocated to the class of Class M Certificates of that loan group with the lowest payment priority, and the other classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the Class M Certificates of a loan group are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Group I		Group II	
Class	Initial Subordination(1)	Class	Initial Subordination(1)
Class A-I	[3.55]%	Class A-II	[5.55]%
Class M-I-1	[1.95]%	Class M-II-1	[3.45]%
Class M-I-2	[0.85]%	Class M-II-2	[1.95]%
Class M-I-3	[0.35]%	Class M-II-3	[1.20]%
		Class M-II-4	[0.95]%

(1) Includes the initial overcollateralization requirement as described herein.

B. Overcollateralization ("OC")

	Group I	Group II
Initial (% Orig.)	[0.35]%	[0.95]%
Required OC Amount (% Orig.)	[0.35]%	[0.95]%
Stepdown Required OC Amount (% Current)(1)	[0.70]%	[1.90]%
OC Floor (% Orig.)	[0.35]%	0.50%
OC Holiday	None	None

(1) Subject to certain trigger events as specified herein.

C. Excess Cashflow

For either loan group on any Distribution Date, the sum of (a) the excess of the related available distribution amount over the sum of (x) the interest distribution amount for the related classes of Certificates and (y) the related principal remittance amount and (b) any related overcollateralization reduction amounts.

Excess Cashflow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Cross-Collateralization: The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of overcollateralization in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

Interest Distributions: On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or Excess Cashflow) will be paid to the holders of Certificates to the extent of the available distribution amount from the related loan group in the following order of priority:

(1) With respect to Group I, to the Class A-I Certificates, pro rata, and with respect to Group II, to the Class A-II Certificates;

(2) To the related Class M-1 Certificates;

(3) To the related Class M-2 Certificates;

(4) To the related Class M-3 Certificates; and

(5) With respect to Group II, to the Class M-4 Certificates.

Principal Distributions: For each loan group on each Distribution Date, the related Principal Distribution Amount will be distributed as follows:

(1) To the related Class A Certificates, the related Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(2) To the related Class M-1 Certificates, the related Class M-1 Principal Distribution Amount, until the certificate principal balance of the related Class M-1 Certificates is reduced to zero;

(3) To the related Class M-2 Certificates, the related Class M-2 Principal Distribution Amount, until the certificate principal balance of the related Class M-2 Certificates is reduced to zero;

(4) To the related Class M-3 Certificates, the related Class M-3 Principal Distribution Amount, until the certificate principal balance of the related Class M-3 Certificates is reduced to zero; and

(5) With respect to Group II, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero.

Class A Principal Distributions: The Class A Principal Distribution Amount for Group I will be distributed in the following order of priority:

(1) To the Class A-I-4 Certificates, the Class A-I-4 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero;

(2) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(3) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(4) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(5) To the Class A-I-4 Certificates, until the certificate principal balance thereof is reduced to zero.

The Class A Principal Distribution Amount for Group II will be distributed to the Class A-II Certificates until the certificate principal balance thereof is reduced to zero.

Excess Cashflow Distributions: On any Distribution Date, the Excess Cashflow for each loan group will be allocated in the following order of priority:

(1) To pay the holders of the related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that loan group for the preceding calendar month;

(2) To pay the holders of the non-related Certificates the principal portion of realized losses (in the order of priority as described above under "Principal Distributions"), incurred on the Mortgage Loans in that non-related loan group for the preceding calendar month to the extent not covered by Excess Cashflow from that non-related loan group;

(3) To pay the holders of the related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount has been achieved;

(4) To pay the holders of the non-related Certificates in respect of principal (in the order of priority as described above under "Principal Distributions"), until the related Required Overcollateralization Amount for that non-related loan group has been achieved to the extent not covered by Excess Cashflow from that non-related loan group;

(5) To pay to the holders of the related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by related Eligible Master Servicing Compensation on that Distribution Date;

(6) To pay to the holders of the non-related Certificates, pro rata based on prepayment interest shortfalls allocated thereto, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation or Excess Cashflow from that non-related loan group on that Distribution Date;

(7) To pay to the holders of the related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon;

(8) To pay to the holders of the non-related Certificates, pro rata based on the amount of any unpaid prepayment interest shortfalls previously allocated thereto, the amount of any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon, to the extent not covered by Excess Cashflow from that non-related loan group;

(9) To pay to the holders of the related Class A Certificates, pro-rata based on the amount of any unpaid Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap

Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable to the extent not covered by the Yield Maintenance Agreement, as applicable;

(10) To pay to the holders of the non-related Class A Certificates, pro-rata based on the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts as applicable, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the amount of any Group I Net WAC Cap Shortfall Carry-Forward Amounts or any Group II Basis Risk Shortfall Carry-Forward Amounts, as applicable, in each case to the extent not covered by Excess Cashflow from that non-related loan group and to the extent not covered by the Yield Maintenance Agreement, as applicable;

(11) To pay to the holders of the related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period;

(12) To pay to the holders of the non-related Certificates, pro rata based on Relief Act Shortfalls allocated thereto for that Distribution Date, the amount of any Relief Act Shortfall occurring in the current interest accrual period to the extent not covered by Excess Cashflow for that non-related loan group;

(13) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(14) To pay to the holders of the non-related Class A Certificates, pro rata, and then sequentially to the non-related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates, in that order, the principal portion of any realized losses previously allocated thereto that remain unreimbursed to the extent not covered by Excess Cashflow for that non-related loan group; and

(15) To pay to the holder of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Interest Accrual Period:

Class A-I-2, Class A-I-3, Class A-I-4 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap.
- The Class A-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- On each Distribution Date, for the Class A-I-2 Certificates, interest will accrue at a fixed rate equal to its fixed rate coupon.

- On each Distribution Date, for the Class A-I-3, Class A-I-4 and Class M-I Certificates, interest will accrue at a fixed rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap.
- The fixed rate coupon on the Class A-I-3 Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.
- The Class M-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-1 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-1 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-2 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-2 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-3 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.
- The Class M-II-4 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class M-4 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Class M-4 Margin, (y) the Group II Net WAC Cap, and (z) 14.00%.

Group I Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group I Net WAC Cap Shortfall: With respect to each class of Class A-I Certificates and Class M-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, over (ii) accrued certificate interest calculated using the Group I Net WAC Cap.

Group I Net WAC Cap Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-1 Certificates and Class M-1 Certificates is limited to the Group I Net WAC Cap Rate, the resulting Group I Net WAC Cap Shortfall will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Group II Basis Risk Shortfall: With respect to each class of Class A-II Certificates and Class M-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of Certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II Net WAC Cap did not apply, provided that this rate does not exceed 14.00% per annum over (ii) accrued certificate interest calculated using the Group II Net WAC Cap.

Group II Basis Risk Shortfall Carry-Forward Amount: For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates and Class M-II Certificates is limited to the Group II Net WAC Cap Rate, the resulting Group II Basis Risk Shortfall will carry forward with interest thereon (the "Group II Basis Risk Shortfall Carry-Forward Amount").

Yield Maintenance Agreement: The Class A-I-1 Certificates, the Class A-II Certificates and the Class M-II Certificates will have the benefit of a series of payments pursuant to separate yield maintenance agreements (each a "Yield Maintenance Agreement"). With respect to any Distribution Date, payments received under the applicable Yield Maintenance Agreement will be available to pay the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) any related Group I Net WAC Cap Shortfall Carry-Forward Amount (in the case of the Class A-I-1 Certificates) or Group II Basis Risk Shortfall Carry Forward Amount (in the case of the Class A-II Certificates and the Class M-II Certificates).

On each Distribution Date, payments under each Yield Maintenance Agreement will be made on a notional balance (each a "Yield Maintenance Notional Balance") equal to the lesser of (i) the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or Class M-II Certificates (as applicable) and (ii) the amount set forth in the relevant Yield Maintenance Agreement Schedule attached hereto. To the extent that the relevant Yield Maintenance Notional Balance in respect of a Distribution Date exceeds the aggregate certificate principal balance of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable) on that Distribution Date (prior to any payments being made on such date), the amount payable under such Yield Maintenance Agreement in respect of such excess will not be available to the holders of the Class A-I-1 Certificates, the Class A-II Certificates or the Class M-II Certificates (as applicable).

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of approximately:
0.308% for Group I
0.427% for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.



Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to either loan group and any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans in that loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount: With respect to Group I and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.35]% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [0.70]% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

With respect to Group II and any Distribution Date, (a) if such Distribution Date is prior to the related Stepdown Date, [0.95]% of the aggregate stated principal balance of the Group II Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the related Stepdown Date, the greater of (i) [1.90]% of the then current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Distribution Date, the Required Overcollateralization Amount shall equal the Required Overcollateralization Amount from the immediately preceding Distribution Date.

Trigger Event[1]: A Trigger Event is in effect with respect to a loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [50.00]% of the related Senior Enhancement Percentage in the case of Loan Group I, or [40.00]% of the related Senior Enhancement Percentage in the case of Loan Group II, or (ii) cumulative realized losses on the mortgage loans in that loan group as a percentage of the initial aggregate principal balance of the mortgage loans in that loan group as of the Cut-off Date exceed the following amounts:

[1] Percentages for Delinquency and Cumulative Loss Trigger Events are subject to rating agency confirmation

	Group I	Group II
Months 37-48	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter	[0.50]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[0.75]%	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Month 61 and thereafter	[0.75]%	[1.00]%

Sixty-Plus Delinquency Percentage: With respect to either loan group and any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans in that loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans in that loan group immediately preceding that Distribution Date.

Senior Enhancement Percentage: For either Loan and on any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the related Class M-1, Class M-2, Class M-3 and, if applicable, Class M-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans in that loan group after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: With respect to Group I, an amount equal to 0.35% of the aggregate stated principal balance of the mortgage loans of group I as of the Cut-off Date. With respect to Group II, an amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans of loan group II as of the Cut-off Date

Overcollateralization Reduction Amount: For either loan group on any Distribution Date for which the Excess Overcollateralization Amount for that loan group is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that loan group for that Distribution Date and (ii) principal collected on the mortgage loans in that loan group for that Distribution Date.

Excess Overcollateralization Amount: For either loan group on any Distribution Date, the excess, if any, of the Overcollateralization Amount for that loan group over the Required Overcollateralization Amount for that loan group.

Principal Remittance Amount: For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the mortgage loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of related mortgage loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the related mortgage loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding Subsequent Recoveries.

Principal Distribution Amount: For any Distribution Date and each loan group, the lesser of (a) the sum of (i) the excess of (x) the related available distribution amount over (y) the related interest distribution amount and (ii) any non-related Excess Cashflow used to pay principal on the related certificates and (b) the sum of (x) the Principal Remittance Amount for the related Mortgage Loans and (y) the Excess Cashflow to the extent distributable as principal to cover realized losses on the related mortgage loans and to reach the related Required Overcollateralization Amount minus any related Overcollateralization Reduction Amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the related Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class A-I-4 Lockout Distribution Amount: For any Distribution Date, the product of (x) the Class A-I-4 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-4 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-4 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-4 Certificates immediately prior to that Distribution Date.

Deleted: ¶

Class A-I-4 Pro Rata Distribution Amount: For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-4 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-4 Lockout Percentage:

Distribution Dates	Lockout Percentage
November 2004 through and including October 2007	0%
November 2007 through and including October 2009	45%
November 2009 through and including October 2010	80%
November 2010 through and including October 2011	100%
November 2011 and thereafter	300%

Class M-1 Principal Distribution Amount:

With respect to either loan group and any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to the distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

Deleted: ¶

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates and Class M-1 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the related Stepdown Date or on or after the related Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount or (ii) on or after the related Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining related Principal Distribution Amount for that Distribution Date after distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the related Class A Certificates, Class M-1 Certificates, Class M-2 Distribution Amount and Class M-3 Certificates (after taking into account the distribution of the related Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the related Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the related mortgage loans after giving effect to distributions to be made on that Distribution Date, less the related Overcollateralization Floor.

Deleted: 2



Subordination Percentage: As to any class of Class A or Class M Certificates, the respective percentage set forth below:

Group I		Group II	
Class	%	Class	%
Class A-I	92.90%	Class A-II	88.90%
Class M-I-1	96.10%	Class M-II-1	93.10%
Class M-I-2	98.30%	Class M-II-2	96.10%
Class M-I-3	99.30%	Class M-II-3	97.60%
		Class M-II-4	98.10%

Deleted: [3.55]
Deleted: [3.55]
Deleted: [1.95]
Deleted: [3.45]
Deleted: [0.85]
Deleted: [1.95]
Deleted: [0.35]
Deleted: [1.20]
Deleted: [0.95]

Stepdown Date: For each group of Certificates, the later to occur of (x) the Distribution Date in November 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the related mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Allocation of Losses: Any realized losses for a loan group will be allocated in the following order of priority:

(1) To Excess Cashflow for that loan group for the related Distribution Date;

(2) To Excess Cashflow for the non-related loan group, to the extent remaining after covering realized losses on the mortgage loans in that non-related loan group for the related Distribution Date;

(3) To the overcollateralization for that related loan group, until reduced to zero (as further described in the prospectus supplement);

(4) After the aggregate certificate principal balance of the Certificates equals the aggregate principal balance of the mortgage loans (as further described in the prospectus supplement) in the following order and priority:

- (a) With respect to Loan Group II, to the Class M-4 Certificates, until reduced to zero;
- (b) To the related Class M-3 Certificates, until reduced to zero;
- (c) To the related Class M-2 Certificates, until reduced to zero; and
- (d) To the related Class M-1 Certificates, until reduced to zero;

(5) With respect to Loan Group I, among the Class A-I Certificates, on a pro-rata basis, with respect to Loan Group II, to the Class A-II Certificates.

Prospectus: The Class A and Class M Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Class A and Class M Certificates and the mortgage loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Class A and Class M Certificates may not be consummated unless the purchaser has received the Prospectus.

Total Mortgage Loans by Notional Credit Classification

Category:	Prime	A/Alt A	Insured	A-	Subprime	Total
Percent of Total:	67.82%	13.19%	5.69%	4.79%	8.51%	100.00%
Fixed:	40.80%	43.95%	75.30%	44.56%	75.24%	46.29%
ARM:	59.20%	56.05%	24.70%	55.44%	24.76%	53.71%
Current Balance:	$209,579,098	$40,763,065	$17,591,198	$14,788,361	$26,293,556	$309,015,278
Loan Count:	635	152	140	53	129	1109
Average Balance:	$330,046	$268,178	$125,651	$279,026	$203,826	$278,643
WAM (mos):	332	333	321	324	308	329
WA Age (mos):	9	10	28	11	22	11
WA Orig. Term (mos):	341	343	349	336	330	340
Balloon:	0.01%	0.00%	1.14%	0.00%	0.00%	0.07%
First Lien:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero):	737	665	572	601	582	698
WA Original LTV:	70.83%	71.72%	92.53%	70.17%	71.63%	72.22%
WA Current LTV:	70.00%	70.76%	89.74%	68.92%	69.28%	71.11%
WA Margin (ARMs only):	2.244%	2.245%	2.418%	2.384%	2.457%	2.264%
Owner Occupied:	85.53%	93.70%	94.30%	91.91%	91.84%	87.95%
Purchase:	56.42%	44.39%	80.16%	34.99%	52.28%	54.81%
Equity Refinance:	20.91%	21.68%	8.21%	29.97%	21.60%	20.78%
Rate/Term Refinance:	22.67%	33.93%	11.62%	35.04%	26.12%	24.41%

The above notional credit classifications of the loans has been prepared on the following basis:

Classification	FICO	12 months Mortgage History
Prime	660+	0 x 30
A/Alt A	620+	Max 2 x 30
Insured	Insured balance after first two classifications	
A-	580+	0 x 60
Sub-prime	Balance after first four classifications	

* Characteristics as of the Cut-off Date

Formatted: Left, Indent: Left: 0", Hanging: 2"

Group I Loans

Aggregate Outstanding Principal Balance	$143,052,488
Aggregate Original Principal Balance	$148,061,518
Number of Mortgage Loans	689

	Minimum	Maximum	Average [1]
Original Principal Balance	$13,000	$1,700,000	$214,893
Outstanding Principal Balance	$8,089	$996,778	$207,623
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	60	360	328
Stated remaining Term (mos)	43	358	313
Loan Age (mos)	2	173	16
Current Interest Rate	3.875%	9.500%	6.081%
Original Loan-to-Value [4]	10.00%	105.00%	71.47%
Current Loan-to-Value [5]	8.00%	103.00%	69.67%
Credit Score [6]	411	818	694

	Earliest	Latest	
Maturity Date	May 1, 2008	August 1, 2034	
	Number of Loans	**Principal Balance**	**% of Principal Balance**
Fully Amortizing	687	$142,838,561	99.85%
Balloon	2	$213,927	0.15%
Interest Only	0	$0	0.00%
Loans with Pledged Assets	2	$208,172	0.15%
Cooperatives	14	$1,868,909	1.31%
Condotels	0	$0	0.00%
Modified Loans	63	$14,233,117	9.95%
Loans with DTI Greater Than 60%	8.69%		
Delinquency Status (OTS Basis)	**% of Principal Balance**		
Current	100.00%		
30-59 days	0.00%		

Formatted Table

Formatted Table

Formatted Table

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Adjustable Rate Mortgage Loans only.

(4) In the above Summary Table and the following Group I mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(5) In the above Summary Table and the following Group I mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of two mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.

(6) Minimum and Weighting only for loans with scores.

(7) With respect to each of the Group I Loans indicated in the above summary table or in the following Group I tables as having either an original or a current loan-to value greater than 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	34	$4,669,277	3.26%	$137,332	82.16%
500 to 519	13	1,340,285	0.94	103,099	92.15
520 to 539	22	2,892,256	2.02	131,466	75.05
540 to 559	23	4,134,095	2.89	179,743	73.91
560 to 579	38	5,325,900	3.72	140,155	78.63
580 to 599	39	6,952,674	4.86	178,274	81.43
600 to 619	39	6,332,834	4.43	162,380	77.09
620 to 639	43	6,820,234	4.77	158,610	76.87
640 to 659	41	6,133,722	4.29	149,603	68.50
660 to 679	57	9,932,598	6.94	174,256	75.08
680 to 699	47	10,344,836	7.23	220,103	77.19
700 to 719	42	10,311,149	7.21	245,504	69.90
720 to 739	46	13,657,030	9.55	296,892	67.31
740 to 759	48	10,029,008	7.01	208,938	72.50
760 or greater	152	43,754,416	30.59	287,858	64.77
Subtotal:	684	$142,630,313	99.70%	$208,524	71.46%
Not Available	5	422,175	0.30	84,435	74.93
Total:	689	$143,052,488	100.00%	$207,623	71.47%

*For substantially all of the Group I Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group I Loans will be approximately 694.



Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	5	$86,095	0.06%	$17,219	639	81.75%
$25,001 to $50,000	51	1,926,168	1.35	37,768	625	77.49
$50,001 to $100,000	178	13,128,037	9.18	73,753	636	85.15
$100,001 to $200,000	203	28,578,189	19.98	140,779	676	79.34
$200,001 to $300,000	86	21,113,373	14.76	245,504	684	75.38
$300,001 to $400,000	69	23,881,485	16.69	346,108	703	69.54
$400,001 to $500,000	52	22,584,739	15.79	434,322	707	70.58
$500,001 to $600,000	13	6,952,502	4.86	534,808	745	65.62
$600,001 to $700,000	12	7,549,932	5.28	629,161	716	61.55
$700,001 to $800,000	7	5,291,859	3.70	755,980	720	60.30
$800,001 to $900,000	4	3,161,769	2.21	790,442	629	47.39
$900,001 to $1,000,000	7	6,833,311	4.78	976,187	779	51.85
$1,000,001 to $1,100,000	1	988,273	0.69	988,273	722	41.00
$1,600,001 to $1,700,000	1	976,755	0.68	976,755	697	53.00
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Current Mortgage Loan Principal Balances of the Group I Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	8	$136,616	0.10%	$17,077	678	69.61%
$25,001 to $50,000	57	2,188,029	1.53	38,386	626	77.23
$50,001 to $100,000	177	13,446,726	9.4	75,970	637	84.96
$100,001 to $200,000	199	28,736,494	20.09	144,404	677	79.56
$200,001 to $300,000	85	21,171,362	14.8	249,075	682	75.01
$300,001 to $400,000	75	26,292,980	18.38	350,573	701	68.97
$400,001 to $500,000	43	19,325,879	13.51	449,439	712	71.36
$500,001 to $600,000	14	7,515,497	5.25	536,821	733	66.10
$600,001 to $700,000	13	8,377,346	5.86	644,411	725	59.27
$700,001 to $800,000	6	4,595,928	3.21	765,988	708	57.32
$800,001 to $900,000	3	2,467,291	1.72	822,430	626	53.97
$900,001 to $1,000,000	9	8,798,339	6.15	977,593	764	50.76
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Mortgage Rates of the Group I Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	2	$381,910	0.27%	$190,955	626	90.99%
4.0000 to 4.4999	6	1,066,229	0.75	177,705	670	92.08
4.5000 to 4.9999	27	5,442,133	3.80	201,560	735	54.82
5.0000 to 5.4999	64	11,581,258	8.10	180,957	723	61.10
5.5000 to 5.9999	184	52,561,361	36.74	285,660	712	66.28
6.0000 to 6.4999	179	40,066,095	28.01	223,833	720	75.11
6.5000 to 6.9999	61	9,947,873	6.95	163,080	661	76.32
7.0000 to 7.4999	94	14,761,529	10.32	157,038	598	81.98
7.5000 to 7.9999	38	4,312,990	3.01	113,500	590	83.51
8.0000 to 8.4999	23	1,978,999	1.38	86,043	598	89.80
8.5000 to 8.9999	8	717,092	0.50	89,637	556	90.49
9.0000 to 9.4999	1	43,405	0.03	43,405	663	40.00
9.5000 to 9.9999	2	191,613	0.13	95,806	576	94.58
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

* As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 6.0812% per annum.

... [1]

Net Mortgage Rates of the Group I Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.5000 to 3.9999	7	$1,189,219	0.83%	$169,888	649	92.18%
4.0000 to 4.4999	13	2,946,541	2.06	226,657	731	62.63
4.5000 to 4.9999	62	12,252,258	8.56	197,617	730	57.59
5.0000 to 5.4999	145	41,446,993	28.97	285,841	727	64.76
5.5000 to 5.9999	200	48,650,112	34.01	243,251	707	72.94
6.0000 to 6.4999	80	12,132,494	8.48	151,656	674	79.06
6.5000 to 6.9999	84	12,822,147	8.96	152,645	606	81.25
7.0000 to 7.4999	57	8,020,842	5.61	140,717	592	84.54
7.5000 to 7.9999	26	2,386,032	1.67	91,770	593	85.64
8.0000 to 8.4999	10	866,722	0.61	86,672	569	92.86
8.5000 to 8.9999	3	147,515	0.10	49,172	598	67.81
9.0000 to 9.4999	2	191,613	0.13	95,806	576	94.58
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 5.7733% per annum.



Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	92	$23,473,208	16.41%	$255,144	714
50.01 to 55.00	21	6,572,738	4.59	312,988	677
55.01 to 60.00	25	6,069,422	4.24	242,777	744
60.01 to 65.00	30	10,787,306	7.54	359,577	716
65.01 to 70.00	45	13,008,125	9.09	289,069	718
70.01 to 75.00	46	11,420,495	7.98	248,272	702
75.01 to 80.00	137	36,452,888	25.48	266,079	711
80.01 to 85.00	21	3,072,687	2.15	146,318	692
85.01 to 90.00	51	7,599,013	5.31	149,000	642
90.01 to 95.00	58	7,823,304	5.47	134,885	626
95.01 to 100.00	146	15,218,481	10.64	104,236	631
100.01 to 105.00	17	1,554,822	1.09	91,460	644
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**

* The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 71.47%.

Current Loan-to-Value Ratios of the Group I Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	%of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	105	$25,664,818	17.94%	$244,427	717
50.01 to 55.00	22	6,222,651	4.35	282,848	664
55.01 to 60.00	28	8,390,202	5.87	299,650	742
60.01 to 65.00	34	10,357,478	7.24	304,632	702
65.01 to 70.00	45	13,361,579	9.34	296,924	708
70.01 to 75.00	55	13,249,947	9.26	240,908	710
75.01 to 80.00	117	31,610,839	22.10	270,178	711
80.01 to 85.00	32	4,727,767	3.30	147,743	650
85.01 to 90.00	55	7,991,070	5.59	145,292	646
90.01 to 95.00	77	8,898,112	6.22	115,560	616
95.01 to 100.00	114	12,026,476	8.41	105,495	643
100.01 to 105.00	5	551,549	0.39	110,310	689
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**

* The weighted average current loan-to-value ratio of the Group I Loans will be approximately 69.67%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Massachusetts	83	$41,377,393	28.92%	$498,523	757	66.30%
California	82	24,452,825	17.09	298,205	687	59.77
New York	65	9,989,171	6.98	153,680	680	66.81
Florida	47	7,140,271	4.99	151,921	666	67.71
New Jersey	38	6,805,587	4.76	179,094	657	81.55
Texas	42	5,754,779	4.02	137,019	672	82.15
Pennsylvania	40	3,779,060	2.64	94,476	647	88.82
North Carolina	17	3,536,104	2.47	208,006	672	76.35
Arizona	20	3,427,648	2.40	171,382	688	83.20
Maryland	13	3,218,265	2.25	247,559	649	72.74
Other	242	33,571,386	23.47	138,725	654	80.90
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 3.1% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	396	$70,078,890	48.99%	$176,967	684	81.95%
Rate/Term Refinance	152	42,782,401	29.91	281,463	699	59.89
Equity Refinance	141	30,191,197	21.10	214,122	708	63.56
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	599	$125,153,391	87.49%	$208,937	688	72.83%
Second/Vacation	23	7,240,795	5.06	314,817	758	54.96
Non-Owner Occupied	67	10,658,302	7.45	159,079	714	66.70
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**



Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	473	$100,713,456	70.40%	$212,925	688	70.40%
Two- to four- family units	59	13,522,453	9.45	229,194	721	71.47
Planned Unit Developments (detached)	46	11,085,094	7.75	240,980	692	73.00
Condo Low-Rise (less than 5 stories)	50	10,318,661	7.21	206,373	714	75.14
Co-op	14	1,868,909	1.31	133,493	735	68.51
Townhouse	10	1,548,532	1.08	154,853	696	77.45
Manufactured Home	19	1,392,962	0.97	73,314	643	91.39
Planned Unit Developments (attached)	12	1,293,125	0.90	107,760	704	79.24
Condo High-Rise (9 stories or more)	3	844,664	0.59	281,555	692	80.00
Condo Mid-Rise (5 to 8 stories)	3	464,632	0.32	154,877	791	80.37
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	375	$82,686,160	57.80%	$220,496	711	68.82%
13 - 24	185	39,559,430	27.65	213,835	701	72.69
25 - 36	43	8,491,995	5.94	197,488	623	75.14
37 - 48	26	5,375,539	3.76	206,751	602	80.04
49 - 60	10	955,072	0.67	95,507	593	90.90
61 - 72	24	4,403,567	3.08	183,482	582	83.35
73 - 84	8	643,267	0.45	80,408	622	87.58
85 - 96	4	169,693	0.12	42,423	565	92.49
97 - 108	2	108,884	0.08	54,442	640	83.66
109 - 120	1	25,795	0.02	25,795	786	90.00
121 - 132	3	129,842	0.09	43,281	716	92.61
133 - 144	6	368,915	0.26	61,486	681	82.05
145 - 156	1	43,405	0.03	43,405	663	40.00
169 - 180	1	90,924	0.06	90,924	623	93.00
Total:	**689**	**$143,052,488**	**100.00%**	**$207,623**	**694**	**71.47%**

* As of the Cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 16 months.



Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	541	$118,749,568	83.01%	$219,500	690	71.66%
Reduced Documentation	148	24,302,920	16.99	164,209	709	70.57
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Notional Credit Classification of the Group I Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime	342	$85,517,466	59.78%	$250,051	747	68.04%
Alt A	91	17,914,652	12.52	196,864	679	71.12
Insured	120	13,246,707	9.26	110,389	576	93.42
A-	31	6,589,234	4.61	212,556	598	70.80
Subprime	105	19,784,429	13.83	188,423	586	72.17
Total:	689	$143,052,488	100.00%	$207,623	694	71.47%

Deleted: (non-IO)

Deleted: (non-IO)

Deleted: (non-IO)

Deleted: (non-IO)

Deleted: (non-IO)

Group II Loans

Aggregate Outstanding Principal Balance	$165,962,789
Aggregate Original Principal Balance	$168,018,910
Number of Group II Loans	420

	Minimum	Maximum	Average [1]
Original Principal Balance	$10,573	$2,337,500	$400,045
Outstanding Principal Balance	$9,828	$2,332,387	$395,149

	Minimum	Maximum	Weighted Average [2]
Original Term (mos)	120	360	351
Stated remaining Term (mos)	113	358	343
Loan Age (mos)	2	245	7
Current Interest Rate	2.625%	11.250%	4.841%
Initial Interest Rate Cap [3]	1.000%	8.250%	4.606%
Periodic Rate Cap [3]	1.000%	2.000%	1.882%
Gross Margin [3]	0.000%	7.625%	2.264%
Maximum Mortgage Rate [3]	5.000%	17.250%	10.366%
Minimum Mortgage Rate [3]	0.000%	11.250%	2.277%
Months to Roll [3]	1	118	48
Original Loan-to-Value [4]	15.00%	100.00%	72.86%
Current Loan-to-Value [5]	7.00%	100.00%	72.36%
Credit Score [6]	458	827	702

	Earliest	Latest	
Maturity Date	March 1, 2014	August 1, 2034	
	Number of Loans	Principal Balance	% of Principal Balance
Fully Amortizing	223	$72,459,106	43.66%
Interest-Only	197	$93,503,683	56.34%
Loans with Pledged Assets	6	$1,431,955	0.86%
Cooperatives	7	$932,395	0.56%
Condotels	1	$343,454	0.21%
Modified Loans	8	$2,281,844	1.37%
	% of Principal Balance		
Loans with DTI Greater Than 60%	7.72%		
Delinquency Status (OTS Basis)	% of Principal Balance		
Current	100.00%		
30-59 days	0.00%		

Formatted Table

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Formatted: Font: 6 pt

Formatted Table

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) In the above Summary Table and the following Group II mortgage loan tables, the original loan-to-value ratio has been calculated based on the original principal balance of the relevant mortgage loan (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(5) In the above Summary Table and the following Group II mortgage loan tables, the current loan-to-value ratio has been calculated based on the principal balance of the relevant mortgage loan as at the Cut-off Date (less the amount secured by pledged assets required at the time of origination, in the case of six mortgage loans) divided by the lesser of (i) the original appraised value of the relevant property as indicated in the loan file and (ii) in the case of a purchase loan, the original sales price of the relevant property.
(6) Minimum and Weighting only for loans with scores.
(7) With respect to each of the Group II Loans indicated in the above summary table or in the following Group II tables as having an original or a current loan-to value ratio equal to 100% (computed on the basis of the original value of the property), a statistical valuation or broker's price opinion was obtained indicating that as of the Cut-off Date the current loan-to-value ratio (computed on the basis of the updated statistical valuation or broker's price opinion and the outstanding principal balance as of the Cut-off Date) was 100% or less.

Deleted: greater than



Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Original LTV
499 or less	6	$1,443,447	0.87%	$240,574	81.61%
500 to 519	3	757,816	0.46	252,605	83.54
520 to 539	6	1,070,114	0.64	178,352	87.94
540 to 559	7	1,862,899	1.12	266,128	75.38
560 to 579	5	2,098,223	1.26	419,645	66.95
580 to 599	12	4,064,906	2.45	338,742	74.98
600 to 619	20	6,587,297	3.97	329,365	73.58
620 to 639	22	8,252,709	4.97	375,123	72.90
640 to 659	31	11,739,384	7.07	378,690	71.00
660 to 679	36	14,543,029	8.76	403,973	75.11
680 to 699	57	22,973,455	13.84	403,043	72.21
700 to 719	42	21,075,478	12.70	501,797	74.04
720 to 739	36	16,258,250	9.80	451,618	73.93
740 to 759	46	16,272,080	9.80	353,741	75.25
760 or greater	91	36,963,704	22.27	406,195	69.63
Total:	420	$165,962,789	100.00%	$395,149	72.86%

*For substantially all of the Group II Loans, the Credit Score was updated prior to Cut-off Date.

* As of the Cut-off Date, the weighted average Credit Score of the Group II Loans will be approximately 702.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	7	298,919	0.18	42,703	703	75.52
$50,001 to $100,000	31	2,256,744	1.36	72,798	681	74.00
$100,001 to $200,000	104	14,927,618	8.99	143,535	697	76.60
$200,001 to $300,000	53	12,769,902	7.69	240,942	703	76.44
$300,001 to $400,000	65	22,811,624	13.75	350,948	679	75.88
$400,001 to $500,000	50	22,133,294	13.34	442,666	691	73.65
$500,001 to $600,000	28	15,274,627	9.20	545,522	687	72.63
$600,001 to $700,000	20	12,878,381	7.76	643,919	707	75.70
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.20	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Current Mortgage Loan Principal Balances of the Group II Loans

Current Mortgage Loan Principal Balance	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $25,000	1	$9,828	0.01%	$9,828	688	97.00%
$25,001 to $50,000	9	357,702	0.22	39,745	716	73.53
$50,001 to $100,000	32	2,345,630	1.41	73,301	685	71.81
$100,001 to $200,000	104	15,118,602	9.11	145,371	696	77.02
$200,001 to $300,000	52	12,847,811	7.74	247,073	705	76.53
$300,001 to $400,000	65	22,897,493	13.8	352,269	679	75.89
$400,001 to $500,000	49	22,014,865	13.26	449,283	691	73.62
$500,001 to $600,000	28	15,417,634	9.29	550,630	689	72.32
$600,001 to $700,000	19	12,351,374	7.44	650,072	703	75.98
$700,001 to $800,000	18	13,480,576	8.12	748,921	689	69.36
$800,001 to $900,000	8	6,972,535	4.2	871,567	741	70.62
$900,001 to $1,000,000	9	8,610,471	5.19	956,719	708	70.17
$1,000,001 to $1,100,000	3	3,212,703	1.94	1,070,901	767	72.52
$1,100,001 to $1,200,000	7	8,098,902	4.88	1,156,986	727	74.75
$1,200,001 to $1,300,000	8	10,019,242	6.04	1,252,405	733	64.60
$1,300,001 to $1,400,000	3	4,049,330	2.44	1,349,777	738	71.61
$1,400,001 to $1,500,000	4	5,825,708	3.51	1,456,427	718	68.58
$2,300,001 to $2,400,000	1	2,332,387	1.41	2,332,387	698	56.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%



Mortgage Rates of the Group II Loans

Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.5000 to 2.9999	1	$186,297	0.11%	$186,297	652	80.00%
3.0000 to 3.4999	25	14,751,578	8.89	590,063	719	69.47
3.5000 to 3.9999	30	11,464,875	6.91	382,162	711	68.43
4.0000 to 4.4999	63	22,784,459	13.73	361,658	713	74.64
4.5000 to 4.9999	107	43,161,075	26.01	403,375	703	71.85
5.0000 to 5.4999	94	32,849,586	19.79	349,464	698	74.89
5.5000 to 5.9999	60	26,248,075	15.82	437,468	696	72.55
6.0000 to 6.4999	19	7,586,289	4.57	399,278	707	75.76
6.5000 to 6.9999	12	5,625,550	3.39	468,796	681	77.03
7.0000 to 7.4999	2	465,524	0.28	232,762	565	79.60
7.5000 to 7.9999	1	123,555	0.07	123,555	652	67.00
8.0000 to 8.4999	1	387,963	0.23	387,963	481	74.00
8.5000 to 8.9999	2	129,400	0.08	64,700	709	64.42
9.5000 to 9.9999	2	140,850	0.08	70,425	625	56.38
11.0000 to 11.4999	1	57,714	0.03	57,714	539	70.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

* As of the Cut-off Date, the weighted average mortgage rate of the Group II Loans will be approximately 4.8413% per annum.

Net Mortgage Rates of the Group II Loans

Net Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.0000 to 2.4999	1	$186,297	0.11%	$186,297	652	80.00%
2.5000 to 2.9999	25	14,751,578	8.89	590,063	719	69.47
3.0000 to 3.4999	29	11,149,401	6.72	384,462	712	68.35
3.5000 to 3.9999	64	23,099,933	13.92	360,936	712	74.59
4.0000 to 4.4999	106	42,910,366	25.86	404,815	702	71.91
4.5000 to 4.9999	93	32,927,014	19.84	354,054	699	74.83
5.0000 to 5.4999	62	26,703,162	16.09	430,696	696	72.19
5.5000 to 5.9999	19	7,304,483	4.40	384,446	709	77.04
6.0000 to 6.4999	12	5,625,550	3.39	468,796	681	77.03
6.5000 to 6.9999	2	465,524	0.28	232,762	565	79.60
7.0000 to 7.4999	1	123,555	0.07	123,555	652	67.00
7.5000 to 7.9999	1	387,963	0.23	387,963	481	74.00
8.0000 to 8.4999	2	129,400	0.08	64,700	709	64.42
9.0000 to 9.4999	2	140,850	0.08	70,425	625	56.38
10.5000 to 10.9999	1	57,714	0.03	57,714	539	70.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

* As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group II Loans will approximately 4.4143% per annum.

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	32	$8,050,538	4.85%	$251,579	728
50.01 to 55.00	16	6,646,586	4.00	415,412	673
55.01 to 60.00	20	13,425,669	8.09	671,283	712
60.01 to 65.00	18	11,767,224	7.09	653,735	713
65.01 to 70.00	44	20,762,453	12.51	471,874	710
70.01 to 75.00	42	17,785,287	10.72	423,459	681
75.01 to 80.00	167	70,036,600	42.20	419,381	713
80.01 to 85.00	12	4,986,707	3.00	415,559	647
85.01 to 90.00	25	5,012,061	3.02	200,482	652
90.01 to 95.00	22	4,130,408	2.49	187,746	664
95.01 to 100.00	22	3,359,257	2.02	152,694	669
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**

* The weighted average loan-to-value ratio at origination of the Group II Loans will be approximately will be approximately 72.86%.

Current Loan-to-Value Ratios of the Group II Loans

Current Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	36	$8,404,705	5.06%	$233,464	730
50.01 to 55.00	17	7,564,186	4.56	444,952	673
55.01 to 60.00	22	13,342,982	8.04	606,499	719
60.01 to 65.00	21	13,423,070	8.09	639,194	717
65.01 to 70.00	42	19,343,694	11.66	460,564	702
70.01 to 75.00	41	17,459,023	10.52	425,830	682
75.01 to 80.00	162	69,304,583	41.76	427,806	713
80.01 to 85.00	13	4,973,389	3.00	382,568	646
85.01 to 90.00	23	4,776,720	2.88	207,683	661
90.01 to 95.00	24	4,278,788	2.58	178,283	655
95.01 to 100.00	19	3,091,651	1.86	162,718	679
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**

* The weighted average current loan-to-value ratio of the Group II Loans will be approximately 72.36%.

Geographic Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	136	$72,732,359	43.82%	$534,797	707	71.46%
Florida	43	17,682,782	10.65	411,227	701	72.68
Virginia	12	6,730,683	4.06	560,890	709	73.50
Nevada	15	6,088,082	3.67	405,872	664	76.31
Illinois	16	5,460,644	3.29	341,290	700	75.98
North Carolina	9	5,180,131	3.12	575,570	731	69.62
Colorado	11	4,586,092	2.76	416,917	688	67.08
Georgia	20	4,437,446	2.67	221,872	680	76.23
Maryland	9	4,143,663	2.50	460,407	687	73.99
New York	16	3,729,843	2.25	233,115	680	72.28
Massachusetts	8	3,447,807	2.08	430,976	735	74.47
Other	125	31,743,257	19.13	253,946	701	75.50
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

* Other includes other states and the District of Columbia with under 2% concentrations individually.

* No more than approximately 1.7% the Group II Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	260	$99,282,893	59.82%	$381,857	706	78.18%
Rate/Term Refinance	77	32,652,004	19.67	424,052	691	63.79
Equity Refinance	83	34,027,893	20.50	409,975	702	66.06
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	358	$146,629,159	88.35%	$409,579	701	72.90%
Second/Vacation	20	9,764,147	5.88	488,207	710	69.26
Non-Owner Occupied	42	9,569,484	5.77	227,845	716	75.92
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	230	$95,421,429	57.50%	$414,876	705	72.52%
Planned Unit Developments (detached)	76	40,767,601	24.56	536,416	691	73.00
Condo Low-Rise (less than 5 stories)	66	19,502,703	11.75	295,496	716	72.80
Two- to four- family units	17	5,015,987	3.02	295,058	672	74.41
Condo Mid-Rise (5 to 8 stories)	5	1,132,945	0.68	226,589	731	74.56
Townhouse	4	937,855	0.57	234,464	731	77.35
Co-op	7	932,395	0.56	133,199	756	75.79
Planned Unit Developments (attached)	4	730,956	0.44	182,739	666	81.72
Condo High-Rise (9 stories or more)	3	615,914	0.37	205,305	724	75.78
Manufactured Home	7	561,550	0.34	80,221	703	93.40
Condotel	1	343,454	0.21	343,454	651	50.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	342	$147,596,463	88.93%	$431,569	704	73.04%
13 - 24	50	12,621,598	7.61	252,432	712	69.56
25 - 36	8	1,773,695	1.07	221,712	608	80.78
37 - 48	10	3,071,352	1.85	307,135	647	72.56
49 - 60	2	231,607	0.14	115,804	570	77.73
61 - 72	1	100,232	0.06	100,232	827	70.00
73 - 84	2	125,808	0.08	62,904	782	59.30
85 - 96	2	246,515	0.15	123,258	583	90.00
97 - 108	1	30,000	0.02	30,000	734	47.00
157 - 168	1	57,197	0.03	57,197	801	70.00
181 or greater	1	108,323	0.07	108,323	817	80.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

* As of the Cut-off Date, the weighted average seasoning of the Group II Loans will be approximately 7 months.

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	315	$124,666,287	75.12%	$395,766	694	72.95%
Reduced Documentation	105	41,296,503	24.88	393,300	727	72.61
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

Notional Credit Classification of the Group II Loans

Notional Credit Classification	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime (non-IO)	144	$49,913,613	30.08%	$346,622	725	73.75%
Prime (IO)	149	74,148,019	44.68	497,638	733	72.09
Alt A (non-IO)	31	9,391,641	5.66	302,956	659	77.82
Alt A (IO)	30	13,456,772	8.11	448,559	650	68.26
Insured (non-IO)	16	2,963,300	1.79	185,206	542	90.74
Insured (IO)	4	1,381,192	0.83	345,298	598	87.78
A- (non-IO)	17	5,638,115	3.40	331,654	609	72.08
A- (IO)	5	2,561,012	1.54	512,202	589	64.36
Subprime (non-IO)	15	4,552,437	2.74	303,496	562	70.93
Subprime (IO)	9	1,956,689	1.18	217,410	588	67.78
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

Original Interest-Only Terms of the Group II Loans
(Excludes Non Interest-Only Loans)

Original Interest-Only Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
24	1	$187,880	0.20%	$187,880	690	80.00%
36	7	1,756,375	1.88	250,911	748	78.45
60	121	63,234,311	67.63	522,598	705	73.55
84	17	5,515,285	5.90	324,429	749	63.77
120	51	22,809,832	24.39	447,252	721	66.94
Total:	197	$93,503,683	100.00%	$474,638	712	71.47%

As of the cut-off Date, the weighted average original interest-only term of the Group II Loans will be approximately 76 months.

Index Types of the Group II Loans

Index Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 Year LIBOR	242	$117,094,341	70.55%	$483,861	700	73.41%
6 Month LIBOR	100	32,834,335	19.78	328,343	721	70.59
1 Year Treasury	71	12,820,754	7.73	180,574	679	77.03
1 Month LIBOR	4	2,925,830	1.76	731,457	702	60.49
3 Year Treasury	1	141,449	0.09	141,449	782	63.00
Prime Rate	1	88,885	0.05	88,885	781	16.00
6 Month CD	1	57,197	0.03	57,197	801	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rates (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.0000 to 5.9999	2	$501,134	0.30%	$250,567	642	91.85%
8.0000 to 8.9999	14	4,742,125	2.86	338,723	710	68.33
9.0000 to 9.9999	145	60,438,644	36.42	416,818	707	72.71
10.0000 to 10.9999	165	62,026,213	37.37	375,916	699	74.00
11.0000 to 11.9999	37	15,249,082	9.19	412,137	699	76.98
12.0000 to 12.9999	41	20,392,757	12.29	497,384	706	67.29
13.0000 to 13.9999	9	1,788,585	1.08	198,732	716	75.42
14.0000 to 14.9999	3	517,363	0.31	172,454	538	71.60
15.0000 to 15.9999	3	249,173	0.15	83,058	708	66.65
17.0000 to 17.9999	1	57,714	0.03	57,714	539	70.00
Total:	420	$165,962,789	100.00%	$395,149	702	72.86%

* As of the Cut-off Date, the weighted average maximum mortgage rate of the Group II Loans will be approximately 10.3661% per annum.



Next Interest Rate Adjustment Dates of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
November 2004	12	$7,137,332	4.30%	$594,778	710	68.20%
December 2004	7	3,687,254	2.22	526,751	720	70.63
January 2005	9	6,588,109	3.97	732,012	713	64.74
February 2005	6	894,024	0.54	149,004	697	75.12
March 2005	2	295,314	0.18	147,657	722	47.47
April 2005	9	2,045,453	1.23	227,273	720	66.35
May 2005	2	415,279	0.25	207,639	620	90.00
June 2005	2	156,777	0.09	78,389	745	86.18
July 2005	5	431,514	0.26	86,303	643	84.32
August 2005	1	100,232	0.06	100,232	827	70.00
October 2005	5	780,726	0.47	156,145	636	97.59
January 2006	1	77,064	0.05	77,064	650	60.00
February 2006	1	396,316	0.24	396,316	674	73.00
April 2006	2	764,766	0.46	382,383	662	66.53
May 2006	1	278,590	0.17	278,590	720	80.00
June 2006	2	555,653	0.33	277,827	577	83.31
July 2006	1	524,517	0.32	524,517	573	46.00
August 2006	2	682,236	0.41	341,118	654	80.00
October 2006	2	559,873	0.34	279,937	700	64.87
November 2006	6	1,459,769	0.88	243,295	664	77.82
December 2006	5	1,151,210	0.69	230,242	690	78.12
January 2007	1	477,450	0.29	477,450	753	70.00
March 2007	3	588,319	0.35	196,106	688	66.32
April 2007	3	1,187,605	0.72	395,868	676	67.79
May 2007	8	3,339,057	2.01	417,382	713	74.69
June 2007	7	3,258,811	1.96	465,544	720	84.84
July 2007	2	545,812	0.33	272,906	643	78.60
August 2007	1	161,076	0.10	161,076	675	95.00
September 2007	1	288,968	0.17	288,968	504	90.00
November 2007	1	438,469	0.26	438,469	770	59.00
January 2008	1	324,599	0.20	324,599	531	90.00
February 2008	1	118,429	0.07	118,429	689	80.00
May 2008	1	166,334	0.10	166,334	606	76.00
June 2008	2	490,092	0.30	245,046	732	80.00
July 2008	2	469,705	0.28	234,852	688	76.49
September 2008	3	762,016	0.46	254,005	741	63.75
November 2008	3	997,395	0.60	332,465	710	80.91
December 2008	2	770,997	0.46	385,499	640	59.31
January 2009	6	2,220,529	1.34	370,088	659	75.43
February 2009	18	6,995,241	4.21	388,624	681	78.11

Next Interest Rate Adjustment Dates of the Group II Loans (continued)

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
March 2009	14	6,193,976	3.73	442,427	685	75.50
April 2009	25	9,214,640	5.55	368,586	674	74.96
May 2009	63	26,373,007	15.89	418,619	697	71.60
June 2009	58	31,136,533	18.76	536,837	716	73.55
July 2009	23	14,489,654	8.73	629,985	706	74.00
August 2009	14	6,912,060	4.16	493,719	736	71.62
December 2009	1	239,954	0.14	239,954	458	83.00
February 2010	1	123,555	0.07	123,555	652	67.00
March 2010	2	374,614	0.23	187,307	725	65.91
April 2010	1	145,261	0.09	145,261	753	80.00
May 2010	1	314,407	0.19	314,407	694	69.00
June 2010	5	1,215,036	0.73	243,007	708	72.25
July 2010	4	1,213,688	0.73	303,422	741	76.92
August 2010	3	982,041	0.59	327,347	705	58.48
September 2010	4	2,289,393	1.38	572,348	717	68.41
October 2010	5	1,670,294	1.01	334,059	721	68.89
November 2010	2	193,912	0.12	96,956	703	83.96
December 2010	4	382,019	0.23	95,505	604	86.97
April 2011	7	1,779,942	1.07	254,277	700	67.37
May 2011	3	453,121	0.27	151,040	632	79.56
June 2011	5	1,304,114	0.79	260,823	733	78.09
July 2011	3	1,004,705	0.61	334,902	779	70.37
August 2011	3	452,961	0.27	150,987	715	84.27
February 2013	1	293,500	0.18	293,500	800	48.00
June 2013	1	64,795	0.04	64,795	698	52.00
July 2013	1	78,319	0.05	78,319	806	15.00
August 2013	1	260,000	0.16	260,000	785	80.00
September 2013	1	182,538	0.11	182,538	778	80.00
October 2013	3	1,265,352	0.76	421,784	713	72.16
November 2013	1	123,500	0.07	123,500	824	25.00
December 2013	4	684,582	0.41	171,145	667	71.29
February 2014	1	144,975	0.09	144,975	805	50.00
March 2014	1	109,780	0.07	109,780	678	75.00
April 2014	2	308,361	0.19	154,181	719	71.84
June 2014	1	696,291	0.42	696,291	789	79.00
July 2014	1	259,000	0.16	259,000	800	56.00
August 2014	1	450,000	0.27	450,000	703	77.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

* As of the Cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Mortgage Loans will be approximately 48 months.

Note Margins of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0.000 to 0.499	2	$137,339	0.08%	$68,670	712	45.64%
1.000 to 1.499	1	917,600	0.55	917,600	679	56.00
1.500 to 1.999	20	10,811,255	6.51	540,563	726	68.22
2.000 to 2.499	316	136,735,826	82.39	432,708	704	73.23
2.500 to 2.999	71	15,312,439	9.23	215,668	683	73.38
4.000 to 4.499	1	247,287	0.15	247,287	681	98.00
5.000 to 5.499	4	1,284,097	0.77	321,024	685	77.84
5.500 to 5.999	3	382,168	0.23	127,389	603	71.55
6.500 to 6.999	1	77,064	0.05	77,064	650	60.00
7.500 to 7.999	1	57,714	0.03	57,714	539	70.00
Total:	**420**	**$165,962,789**	**100.00%**	**$395,149**	**702**	**72.86%**

* As of the Cut-off Date, the weighted average note margin of the Group II Loans will be approximately 2.2636% per annum.



Sensitivity Analysis						
			To 10% Call			
% of Pricing Speed Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	25.39	13.46	9.44	6.89	5.22	4.12
Window (# months)	43	89	78	63	52	44
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-I-4						
Avg. Life (yrs)	12.57	7.99	7.19	6.63	6.08	5.37
Window (# months)	282	158	107	75	53	36
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class A-II						
Avg. Life (yrs)	18.06	5.79	3.95	2.91	2.24	1.78
Window (# months)	328	176	124	93	72	58
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09
Class M-I-1						
Avg. Life (yrs)	23.23	10.86	7.86	6.03	4.89	4.19
Window (# months)	108	130	98	75	53	37
Maturity (month-yr)	Apr31	Dec20	Sep16	Jan14	Mar12	Nov10
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.28	9.85	6.78	5.09	4.18	3.71
Window (# months)	93	118	86	57	35	20
Maturity (month-yr)	Feb32	Jun19	Feb15	Jul12	Oct10	Aug09
Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08

Sensitivity Analysis						
			To Maturity			
% of Pricing Speed Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
Class A-I-1						
Avg. Life (yrs)	9.14	1.94	1.33	1.00	0.79	0.65
Window (# months)	208	52	35	27	21	17
Maturity (month-yr)	Feb22	Feb09	Sep07	Jan07	Jul06	Mar06
Class A-I-2						
Avg. Life (yrs)	20.33	6.08	4.05	3.00	2.34	1.92
Window (# months)	69	55	32	23	18	14
Maturity (month-yr)	Oct27	Aug13	Apr10	Nov08	Dec07	Apr07
Class A-I-3						
Avg. Life (yrs)	25.70	15.00	10.85	8.02	6.08	4.65
Window (# months)	64	221	232	204	171	144
Maturity (month-yr)	Jan33	Dec31	Jul29	Oct25	Feb22	Mar19
Class A-I-4						
Avg. Life (yrs)	12.57	8.01	7.24	6.73	6.38	6.14
Window (# months)	301	288	259	213	170	134
Maturity (month-yr)	Nov32	Oct31	May29	Jul25	Dec21	Jan19
Class A-II						
Avg. Life (yrs)	18.15	6.18	4.27	3.17	2.45	1.95
Window (# months)	354	313	256	202	161	131
Maturity (month-yr)	Apr34	Nov30	Feb26	Aug21	Mar18	Sep15
Class M-I-1						
Avg. Life (yrs)	23.32	11.26	8.16	6.28	5.10	4.37
Window (# months)	119	177	137	106	79	59
Maturity (month-yr)	Mar32	Nov24	Dec19	Aug16	May14	Sep12
Class M-I-3						
Avg. Life (yrs)	21.30	8.10	5.75	4.37	3.62	3.24
Window (# months)	85	75	56	41	26	15
Maturity (month-yr)	May29	May16	Mar13	Mar11	Dec09	Jan09
Class M-II-1						
Avg. Life (yrs)	24.41	10.30	7.13	5.36	4.41	3.89
Window (# months)	106	166	124	87	60	40
Maturity (month-yr)	Mar33	Jun23	Apr18	Jan15	Nov12	Apr11
Class M-II-3						
Avg. Life (yrs)	23.96	9.15	6.26	4.68	3.83	3.36
Window (# months)	86	101	73	47	29	16
Maturity (month-yr)	Jul31	Jan18	Jan14	Sep11	Mar10	Feb09
Class M-II-4						
Avg. Life (yrs)	23.47	8.32	5.64	4.22	3.46	3.07
Window (# months)	69	68	48	28	14	4
Maturity (month-yr)	Feb30	Apr15	Dec11	Feb10	Dec08	Feb08

Net WAC Rate related to the Class A-I-1 Certificates

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
20% CPR; Act/360, no losses)

Formatted: Font: 10 pt

Formatted: Font: 10 pt

To 10% Call

Month	*Static (%)*	*Shock (%)(2)*
1	11.547	11.547
2	5.774	9.500
3	5.588	9.500
4	5.588	9.500
5	6.187	9.500
6	5.588	9.500
7	5.775	9.500
8	5.589	9.500
9	5.776	9.500
10	5.590	9.500
11	5.590	9.500
12	5.776	9.500
13	5.590	9.500
14	5.777	9.500
15	5.591	9.500
16	5.591	9.500
17	6.190	9.500
18	5.592	9.500
19	5.778	9.500
20	5.592	9.500
21	5.779	9.500
22	5.593	9.500
23	5.593	9.500
24	5.780	9.500
25	5.594	9.500
26	5.780	9.500
27	5.594	9.500
28	NA	NA

(1) 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Rate related to the Class A-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

Formatted: Font: 10 pt
Formatted: Font: 10 pt

To 10% Call

Month	Static (%)	Shock (%)(2)	Month	Static (%)	Shock (%)(2)
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

[1] 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Rate related to the Class M-II

(Static = Current Index Values [1]
Shock = Current Index Values[1] for the Initial period and then All Indices = 20%;
25% CPR; Act/360, no losses)

Formatted: Font: 11 pt

Formatted Table

To 10% Call

Month	Static (%)	Shock (%)	Month	Static (%)	Shock (%)
1	8.828	8.828	42	4.319	9.500
2	4.424	9.500	43	4.465	9.500
3	4.282	9.500	44	4.321	9.500
4	4.281	9.500	45	4.465	9.500
5	4.739	9.500	46	4.306	9.500
6	4.281	9.500	47	4.306	9.500
7	4.423	9.500	48	4.450	9.500
8	4.280	9.500	49	4.306	9.500
9	4.423	9.500	50	4.470	9.500
10	4.280	9.500	51	4.299	9.500
11	4.280	9.500	52	4.274	9.500
12	4.423	9.500	53	4.726	9.500
13	4.280	9.500	54	4.268	9.500
14	4.422	9.500	55	4.409	9.500
15	4.280	9.500	56	4.255	9.500
16	4.279	9.500	57	4.330	9.513
17	4.738	9.500	58	4.190	9.500
18	4.279	9.500	59	4.190	9.500
19	4.422	9.500	60	4.330	9.541
20	4.279	9.500	61	4.190	9.500
21	4.421	9.500	62	4.325	9.669
22	4.279	9.500	63	4.185	9.500
23	4.279	9.500	64	4.185	9.564
24	4.421	9.500	65	4.634	10.612
25	4.278	9.500	66	4.185	9.585
26	4.421	9.500	67	4.324	9.910
27	4.279	9.500	68	4.185	9.596
28	4.279	9.500	69	4.324	9.922
29	4.737	9.500	70	4.184	9.602
30	4.278	9.500	71	4.184	9.602
31	4.421	9.500	72	4.323	9.922
32	4.278	9.500	73	4.184	9.602
33	4.421	9.500	74	4.323	9.930
34	4.320	9.500	75	4.183	9.610
35	4.320	9.500	76	4.183	9.610
36	4.464	9.500	77	4.631	10.640
37	4.319	9.500	78	4.183	9.611
38	4.463	9.500	79	4.322	9.931
39	4.319	9.500	80	4.183	9.611
40	4.319	9.500	81	4.322	9.931
41	4.617	9.500	82	NA	NA

(1) 1Month Libor 2.0163%; 6Month Libor = 2.3200%; 1Year Libor = 2.5438%; Prime 2.54380% 1Year CMT = 2.5438%; 3Year CMT= 2.5438%
(2) Assumes payments are received from the related Yield Maintenance Agreement.



Class A-I-1 Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	58,314,000	8.490	9.330
2	55,465,268	5.604	9.330
3	52,669,811	5.418	9.330
4	49,928,743	5.418	9.330
5	47,241,020	6.017	9.330
6	44,605,623	5.418	9.330
7	42,021,548	5.605	9.330
8	39,487,813	5.419	9.330
9	37,003,453	5.606	9.330
10	34,567,522	5.420	9.330
11	32,179,091	5.420	9.330
12	29,837,249	5.606	9.330
13	27,541,104	5.420	9.330
14	25,289,778	5.607	9.330
15	23,082,412	5.421	9.330
16	20,918,162	5.421	9.330
17	18,796,201	6.020	9.330
18	16,715,716	5.422	9.330
19	14,675,910	5.608	9.330
20	12,676,004	5.422	9.330
21	10,715,229	5.609	9.330
22	8,792,834	5.423	9.330
23	6,908,082	5.423	9.330
24	5,060,248	5.610	9.330
25	3,248,623	5.424	9.330
26	1,472,509	5.610	9.330
27	-	0.000	0.000



Class A-II Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	157,083,000	6.271	9.150	33	66,704,152	4.226	9.150
2	153,063,422	4.209	9.150	34	64,865,446	4.880	9.150
3	149,137,836	4.062	9.150	35	63,071,243	4.880	9.150
4	145,306,992	4.062	9.150	36	61,320,470	5.055	9.150
5	141,568,613	4.539	9.150	37	59,612,078	4.881	9.150
6	137,920,475	4.066	9.150	38	59,612,078	5.056	9.150
7	134,360,407	4.213	9.150	39	58,219,207	4.882	9.150
8	130,886,291	4.068	9.150	40	56,801,767	5.063	9.150
9	127,496,125	4.215	9.150	41	55,418,654	5.439	9.150
10	124,187,821	4.071	9.150	42	54,069,055	5.066	9.150
11	120,959,442	4.071	9.150	43	52,752,147	5.277	9.150
12	117,809,032	4.218	9.150	44	51,467,454	5.096	9.150
13	114,734,715	4.071	9.150	45	50,213,879	5.278	9.150
14	111,734,659	4.218	9.150	46	48,990,670	5.351	9.150
15	108,807,077	4.070	9.150	47	47,797,720	5.352	9.150
16	105,950,225	4.072	9.150	48	46,633,660	5.543	9.150
17	103,162,409	4.545	9.150	49	45,497,794	5.353	9.150
18	100,441,959	4.072	9.150	50	44,389,443	5.544	9.150
19	97,787,252	4.221	9.150	51	43,307,942	5.827	9.150
20	95,196,748	4.073	9.150	52	42,256,779	6.869	9.150
21	92,668,858	4.221	9.150	53	41,239,354	7.764	9.150
22	90,202,074	4.074	9.150	54	40,247,152	6.978	9.150
23	87,794,931	4.074	9.150	55	39,278,702	7.287	9.150
24	85,445,987	4.222	9.150	56	38,333,278	7.417	9.150
25	83,153,839	4.074	9.150	57	37,408,275	9.150	9.150
26	80,917,120	4.222	9.150	58	36,497,218	8.869	9.150
27	78,734,495	4.076	9.150	59	35,608,172	8.888	9.150
28	76,604,692	4.077	9.150	60	34,740,670	9.150	9.150
29	74,526,411	4.551	9.150	61	33,894,099	8.889	9.150
30	72,498,406	4.079	9.150	62	33,067,957	9.150	9.150
31	70,519,492	4.226	9.150	63	32,261,883	9.072	9.150
32	68,588,459	4.079	9.150	64	-	0.000	0.000


Merrill Lynch

Class M-II Yield Maintenance Agreement Schedule and Strike Rates


Deleted: Period
... [2]
Formatted Table

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	7,632,000	7.678	8.350	33	7,632,000	3.422	8.350
2	7,632,000	3.409	8.350	34	7,632,000	4.076	8.350
3	7,632,000	3.264	8.350	35	7,632,000	4.077	8.350
4	7,632,000	3.264	8.350	36	7,632,000	4.251	8.350
5	7,632,000	3.741	8.350	37	7,632,000	4.078	8.350
6	7,632,000	3.268	8.350	38	6,271,961	4.253	8.350
7	7,632,000	3.415	8.350	39	5,997,890	4.079	8.350
8	7,632,000	3.268	8.350	40	5,851,856	4.260	8.350
9	7,632,000	3.415	8.350	41	5,709,359	4.634	8.350
10	7,632,000	3.270	8.350	42	5,570,313	4.261	8.350
11	7,632,000	3.270	8.350	43	5,434,636	4.471	8.350
12	7,632,000	3.418	8.350	44	5,302,277	4.291	8.350
13	7,632,000	3.270	8.350	45	5,173,125	4.473	8.350
14	7,632,000	3.418	8.350	46	5,047,101	4.546	8.350
15	7,632,000	3.270	8.350	47	4,924,195	4.546	8.350
16	7,632,000	3.271	8.350	48	4,804,266	4.737	8.350
17	7,632,000	3.745	8.350	49	4,687,241	4.548	8.350
18	7,632,000	3.271	8.350	50	4,573,052	4.919	8.350
19	7,632,000	3.419	8.350	51	4,461,799	5.023	8.350
20	7,632,000	3.271	8.350	52	4,353,499	6.064	8.350
21	7,632,000	3.419	8.350	53	4,248,675	6.958	8.350
22	7,632,000	3.272	8.350	54	4,146,449	6.173	8.350
23	7,632,000	3.272	8.350	55	4,046,671	6.482	8.350
24	7,632,000	3.420	8.350	56	3,935,060	6.612	8.350
25	7,632,000	3.272	8.350	57	3,820,076	8.350	8.350
26	7,632,000	3.420	8.350	58	3,706,826	8.064	8.350
27	7,632,000	3.274	8.350	59	3,596,312	8.083	8.350
28	7,632,000	3.275	8.350	60	3,488,477	8.350	8.350
29	7,632,000	3.749	8.350	61	3,383,243	8.084	8.350
30	7,632,000	3.275	8.350	62	3,280,549	8.350	8.350
31	7,632,000	3.422	8.350	63	3,180,415	8.269	8.350
32	7,632,000	3.275	8.350	64	-	0.000	0.000

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Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	7,549,000	7.317	8.350
2	7,549,000	4.509	8.350
3	7,549,000	4.326	8.350
4	7,549,000	4.326	8.350
5	7,549,000	4.914	8.350
6	7,549,000	4.327	8.350
7	7,549,000	4.510	8.350
8	7,549,000	4.328	8.350
9	7,549,000	4.511	8.350
10	7,549,000	4.329	8.350
11	7,549,000	4.329	8.350
12	7,549,000	4.512	8.350
13	7,549,000	4.329	8.350
14	7,549,000	4.512	8.350
15	7,549,000	4.330	8.350
16	7,549,000	4.330	8.350
17	7,549,000	4.918	8.350
18	7,549,000	4.331	8.350
19	7,549,000	4.514	8.350
20	7,549,000	4.331	8.350
21	7,549,000	4.514	8.350
22	7,549,000	4.332	8.350
23	7,549,000	4.332	8.350
24	7,549,000	4.515	8.350
25	7,549,000	4.333	8.350
26	7,549,000	4.516	8.350
27	7,549,000	4.333	8.350
28	7,549,000	4.331	8.350
29	7,549,000	4.917	8.350
30	7,549,000	4.328	8.350
31	7,549,000	4.509	8.350
32	7,549,000	4.324	8.350
33	7,549,000	4.505	8.350
34	7,549,000	4.407	8.350
35	7,549,000	4.406	8.350
36	7,549,000	4.591	8.350
37	7,549,000	4.406	8.350
38	6,140,523	4.598	8.350
39	5,932,752	4.413	8.350
40	5,788,310	4.431	8.350
41	5,647,366	4.816	8.350
42	5,509,837	4.432	8.350

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	7,549,000	7.317	8.350
2	7,549,000	4.509	8.350
3	7,549,000	4.326	8.350
4	7,549,000	4.326	8.350
5	7,549,000	4.914	8.350
6	7,549,000	4.327	8.350
7	7,549,000	4.510	8.350
8	7,549,000	4.328	8.350

9	7,549,000	4.511	8.350
10	7,549,000	4.329	8.350
11	7,549,000	4.329	8.350
12	7,549,000	4.512	8.350
13	7,549,000	4.329	8.350
14	7,549,000	4.512	8.350
15	7,549,000	4.330	8.350
16	7,549,000	4.330	8.350
17	7,549,000	4.918	8.350
18	7,549,000	4.331	8.350
19	7,549,000	4.514	8.350
20	7,549,000	4.331	8.350
21	7,549,000	4.514	8.350
22	7,549,000	4.332	8.350
23	7,549,000	4.332	8.350
24	7,549,000	4.515	8.350
25	7,549,000	4.333	8.350
26	7,549,000	4.516	8.350
27	7,549,000	4.333	8.350
28	7,549,000	4.331	8.350
29	7,549,000	4.917	8.350
30	7,549,000	4.328	8.350
31	7,549,000	4.509	8.350
32	7,549,000	4.324	8.350
33	7,549,000	4.505	8.350
34	7,549,000	4.407	8.350
35	7,549,000	4.406	8.350
36	7,549,000	4.591	8.350
37	7,549,000	4.406	8.350
38	6,140,523	4.598	8.350
39	5,932,752	4.413	8.350
40	5,788,310	4.431	8.350
41	5,647,366	4.816	8.350
42	5,509,837	4.432	8.350